                                                      This filing is made
                                                      pursuant to Rule 424(b)(1)
                                                      under the Securities Act
                                                      of 1933 in connection with
                                                      Registration No. 333-23927

PROSPECTUS

                                2,275,000 SHARES

                                 [SAXTON LOGO]

                                  COMMON STOCK

                            ------------------------

    All of the shares of Common Stock offered hereby (the "Offering") are being issued and sold by Saxton Incorporated (the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

    The Common Stock has been approved for listing on the Nasdaq National Market under the trading symbol "SXTN."

     SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================
                                                           UNDERWRITING
                                                           DISCOUNTS AND            PROCEEDS TO
                                  PRICE TO PUBLIC         COMMISSIONS(1)            COMPANY(2)
-----------------------------------------------------------------------------------------------------
Per Share....................          $8.25                  $0.5775                 $7.6725
-----------------------------------------------------------------------------------------------------
Total(3).....................       $18,768,750            $1,313,812.50          $17,454,937.50
=====================================================================================================

(1) For information regarding indemnification of the Underwriters by the Company and certain compensation payable to the Representatives of the Underwriters, see "Underwriting."

(2) Before deducting expenses of the Offering estimated to be approximately $500,000.

(3) The Underwriters have been granted a 30-day option to purchase up to an additional 341,250 shares of Common Stock from the Company solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If the Underwriters exercise such option in full, the total "Price to Public," "Underwriting Discounts and Commissions" and "Proceeds to Company" will be $21,584,062, $1,510,884 and $20,073,178, respectively. See
    "Underwriting."

                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters, subject to their right to reject any order in whole or in part and to certain other conditions. It is expected that delivery of the Common Stock will be made in New York, New York on or about June 30, 1997.

LADENBURG THALMANN & CO. INC.                         STIFEL, NICOLAUS & COMPANY
                                                             INCORPORATED

                  The date of this Prospectus is June 24, 1997

               [COLLAGE OF PHOTOGRAPHS OF COMPANY PROPERTIES AND

                   LOCATION MAP DEPICTING PROPERTY LOCATIONS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING MAINTAINING A MARKET IN THE COMMON STOCK ON BEHALF OF THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following material is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. In this Prospectus, the term "Company" includes Saxton Incorporated, its wholly owned subsidiaries and its predecessors, including Jim Saxton, Inc. ("JSI"). Unless otherwise indicated or the context otherwise requires, all information in this Prospectus (i) assumes consummation of the Reorganization concurrently with the closing of the Offering, (ii) gives effect to a 1-for-0.51312465 reverse split of the Common Stock to be effected prior to the closing of the Offering, (iii) assumes no exercise of the Underwriters' over-allotment option and (iv) assumes no exercise of outstanding options or warrants. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Saxton Incorporated is an integrated real estate development company engaged in the design, development, construction, operation, ownership and sale of residential, commercial and industrial properties in the greater Las Vegas metropolitan area. The Company's business is comprised of three components: (i) the design, development, construction and sale of single-family homes and properties for its own portfolio ("portfolio properties"); (ii) the performance of design, development and construction services for third-party clients ("design-build services") and (iii) property operations and management. The Company's principal focus historically has been the design and development of properties for third-party clients and for its own portfolio. Since its inception in 1986, the Company has completed over 125 projects, including professional office buildings, retail and industrial facilities and apartment complexes.

     The Company's development experience and expertise enable it to identify and take advantage of market opportunities and to minimize the risk of real estate cycles. In 1995, management recognized the need for affordable housing in the Las Vegas market and began to develop value-priced single-family detached homes. For 1996, the Company's initial home development was ranked fourth in number of units sold out of over 400 home developments in Clark County (which includes Las Vegas). Based on this strong response, management has made a commitment to expand the Company's homebuilding activities and to make them a significant component of its business operations. The Company strives to deliver superior value to low and moderate income families and senior citizens by pricing its homes competitively while providing innovative designs, quality construction and features and amenities not usually found in affordable housing. Its two-, three- and four-bedroom homes, which range from 950 square feet to 1,250 square feet, are currently base priced from $69,990 to $89,990 to appeal to the growing population of low and moderate income families and senior citizens in Las Vegas. Management believes that the Company is currently one of only two developers offering single-family detached homes for sale under $70,000 in the greater Las Vegas metropolitan area.

     In 1996, the year during which the Company began selling single-family homes, the Company closed sales of 173 homes. The Company currently owns or has under option or contract approximately 282 acres of land on which management expects to develop approximately 1,445 single-family detached homes, condominiums, cluster homes and townhouses, which management believes represents at least a three-year inventory, based on the Company's current absorption rate.

     The Company also provides design-build development services to clients which have included large nationally recognized public companies as well as smaller regional businesses. The Company strives to deliver high quality projects on time and on budget. During the past year, the Company has begun to perform many of the functions previously performed by subcontractors, including concrete, masonry, wood framing, painting, drywall and landscaping. Management believes that the Company's ability to perform these construction services provides the Company with a competitive advantage by enabling it to better control the costs, timing and, therefore, profitability of its projects. In 1996, the Company completed nine design-build projects and had total construction revenue of approximately $41.9 million. At March 31, 1997, the Company had eight uncompleted design-build projects under contract, representing approximately $28.8 million of backlog (the uncompleted portion of work on signed fixed-price contracts), and an additional three design-build projects in the initial stages of development, but not yet under contract.

     At March 31, 1997, the Company owned and operated a portfolio of rental properties which includes 14 properties comprised of approximately 334,150 square feet of office, retail and industrial space. In addition, since March 31, 1997, the Company has completed construction of three portfolio properties, one of which has been sold, one of which is under contract to be sold and one of which is in initial lease-up. The Company currently has seven proposed portfolio properties in the initial stages of development. Management monitors the market for the Company's properties on an ongoing basis to take advantage of opportunities for strategic sales of its holdings when conditions are favorable.

     The rapid economic growth of Las Vegas and the surrounding areas and the positive demographic trends associated with such growth make Clark County a favorable location for real estate investment and development. Clark County has experienced increasing levels of business and employment over the past decade which have helped drive large increases in population and demand for new construction of both commercial and residential developments. The expansion of gaming has led to population and employment increases that are among the highest in the country. These increases have in turn driven increases in new home sales, apartment rents and occupancy rates. Additionally, a favorable business environment has led to growth of non-gaming businesses and the local population growth has attracted additional retail and service businesses to Clark County leading to increases in commercial rents and occupancy rates.

     The Company's business and growth strategy includes the following key elements:

     Reducing the risk of economic and real estate cycles through operating diversification. The Company seeks to enhance its financial stability and reduce the potential impact of economic and real estate cycles by operating in three components of the real estate business: (i) the design, development, construction and sale of single-family homes and portfolio properties; (ii) design-build services for third-party clients and (iii) property operations and management.

     Enhancing profitability through an opportunistic approach to development. The Company seeks to take advantage of market opportunities by employing its experience and expertise to identify and enter new markets. Most recently, in response to the identified shortage of affordable housing, the Company expanded its development operations to include value-priced homes and increased its development of apartments for low and middle income families and senior citizens.

     Increasing profit margins through vertical integration. The Company's real estate and construction expertise allows the integration of most aspects of development and construction, thereby enabling the Company to provide one-stop shopping to its customers, maintain greater control over its projects and generate higher operating margins. The Company intends to integrate certain additional construction trades to further increase its profitability and strengthen its competitive position.

     Reducing development risks through conservative land policies. The Company seeks to maximize its return on capital by limiting its investment in land while maintaining an inventory of owned and controlled sites sufficient to accommodate demand for its homes and other development requirements. The Company seeks to further maximize its return by acquiring undeveloped land and using its expertise to obtain all entitlements and develop the land. To implement this strategy and to reduce the risks associated with investments in land, the

     Company uses options or conditional land sales contracts to control land whenever possible and seeks to purchase land only for specific developments.

     Expanding business opportunities by taking advantage of government-sponsored programs. The Company has expanded its business opportunities by building projects which are eligible for various government-sponsored programs that provide down payment assistance or lower cost financing. These government-sponsored programs include private activity revenue bonds, small business loans and mortgage loan programs of federal agencies. By building properties which are eligible for such programs, the Company is able to expand the pool of qualified purchasers for its homes and other properties.

     Pursuing geographic expansion. While the Company believes that the outlook for the Las Vegas market is favorable, geographic expansion is a key element in achieving long-term stability and growth. The Company intends to capitalize on its experience and demonstrated capabilities in real estate by targeting other viable geographic markets, including other areas of Nevada and selected markets in the southwestern United States, such as Arizona and New Mexico.

     Pursuing growth through strategic acquisitions. The Company believes that there are significant opportunities to acquire existing homebuilding companies, particularly in and around the Las Vegas area and selected markets in the southwestern United States. The Company intends to pursue strategic acquisitions to provide the Company with additional market share, desirable land and local market experience. The Company has no agreements, understandings or arrangements with respect to any such acquisition and there can be no assurance that the Company will be able to consummate such an acquisition.

     The Company was incorporated under the laws of the State of Nevada on December 21, 1995, as the successor to JSI, a diversified real estate company founded by James C. Saxton in 1986. The Company's principal executive offices are located at 5440 West Sahara Avenue, Third Floor, Las Vegas, Nevada 89102, and its telephone number is (702) 221-1111.

                                  THE OFFERING

Common Stock offered hereby...............   2,275,000 shares
Common Stock to be outstanding after the
  Offering(1).............................   7,619,142 shares
Use of proceeds...........................   To repay certain indebtedness, including
                                             indebtedness to existing stockholders and other
                                             related parties, to acquire land for planned
                                             home development, to acquire the interests of
                                             various parties in certain properties in
                                             connection with the Reorganization, to fund the
                                             Company's development activities and for general
                                             corporate purposes, which may include the
                                             repayment of additional indebtedness and
                                             strategic acquisitions.
Nasdaq National Market symbol.............   SXTN

---------------

(1) Excludes (i) 104,410 shares issuable upon the exercise of options granted by the Company to certain employees and others in December 1994, (ii) 500,000 shares reserved for issuance upon the exercise of options issuable under the Company's Management Stock Option Incentive Plan, (iii) 50,000 shares reserved for issuance upon the exercise of options issuable under the Company's Non-Employee Director Stock Option Plan, (iv) 400,000 shares reserved for issuance upon the exercise of warrants to be purchased as part of the Reorganization, exercisable at $9.90 per share if the Company achieves specified levels of after tax net income in 1997 and 1998 (the "Saxton Warrants"), and (v) 227,500 shares reserved for issuance upon the exercise of warrants to be granted to the Representatives of the Underwriters, exercisable at $9.90 per share (the "Representatives' Warrants"). See "The Reorganization," "Management -- Individual Stock Option Agreements," "Management -- Stock Option Plans," "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     Prospective purchasers should carefully consider the matters discussed under "Risk Factors" in conjunction with the other information contained in this Prospectus before purchasing shares of Common Stock in the Offering. These matters include, among others, the following: concentration of the Company's business in Las Vegas, Nevada, as a result of which adverse local conditions could have a substantial effect on the Company; risks associated with the development and operation of real property, including liability for personal injury or property damage, losses under fixed-price contracts, inability to sell properties due to interest rate levels or unavailability of mortgage financing for purchasers, the potential of uninsured loss, potential liability for environmental matters, competition and other matters; risks of indebtedness, including increases in interest rates on variable rate loans and inability to refinance indebtedness upon maturity; inability to obtain future financing to satisfy its capital requirements; dependence on James C. Saxton and other key personnel of the Company; and control of the Company by Mr. Saxton and members of his immediate family who will own an aggregate of approximately 70% of the outstanding shares of Common Stock after the Offering.

       SUMMARY COMBINED AND PRO FORMA FINANCIAL AND OPERATING INFORMATION

     The following table sets forth selected financial and other information for the Company on a combined historical basis, on a pro forma basis to reflect the Reorganization and on a pro forma basis as adjusted to reflect the Reorganization and the Offering. The combined historical financial statements of the Company are comprised of the operations, assets and liabilities of the Company and of certain properties which were owned and operated by entities affiliated with and controlled by the Company during the periods presented. These operations and properties will be acquired by the Company in connection with the Reorganization. The following information is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the notes thereto, and other financial information appearing elsewhere in this Prospectus.

                                                             YEARS ENDED DECEMBER 31,
                                   -----------------------------------------------------------------------------
                                                                                             1996
                                                                               ---------------------------------
                                                                                                         PRO
                                                                                            PRO       FORMA AS
                                     1992       1993       1994       1995      ACTUAL    FORMA(1)   ADJUSTED(2)
                                   --------   --------   --------   --------   --------   --------   -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME
STATEMENT
 DATA(3):
 Total revenue                     $ 21,921   $ 23,372   $ 22,360   $ 35,570   $ 64,068   $64,068      $64,068
 Gross profit..................       5,235      4,584      4,985      7,372     15,795    15,795       15,795
 General and administrative
   expenses....................       1,258      1,152      1,736      1,957      3,425     3,425        3,425
 Depreciation and
   amortization................         746        653        745        722      1,079     1,130        1,055
 Operating income..............       3,231      2,779      2,504      4,693     11,291    11,240       11,315
 Interest expense (net)........       2,202      1,628      1,475      2,127      2,748     2,748        1,898
 Income before provision
   for income taxes............       1,003      1,215      1,035      3,697      8,500     8,449        9,374
 Pro forma income taxes
   (4).........................         341        413        352      1,257      2,890     2,873        3,187
 Pro forma net income..........         662        802        683      2,440      5,610     5,576        6,187
 Pro forma net income
   per share...................                                                           $  1.04      $  0.84
 Number of shares
   outstanding.................                                                             5,344        7,373



                                           THREE MONTHS ENDED MARCH 31,
                                   --------------------------------------------
                                                            1997
                                              ---------------------------------
                                                                        PRO
                                                           PRO       FORMA AS
                                     1996      ACTUAL    FORMA(1)   ADJUSTED(2)
                                   --------   --------   --------   -----------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME
STATEMENT
 DATA(3):
 Total revenue                     $ 11,180   $ 16,540   $16,540      $16,540
 Gross profit..................       2,915      4,160     4,160        4,160
 General and administrative
   expenses....................         434        794       794          794
 Depreciation and
   amortization................         246        286       298          301
 Operating income..............       2,235      3,080     3,068        3,065
 Interest expense (net)........         607        739       739          557
 Income before provision
   for income taxes............       1,628      2,341     2,329        2,508
 Pro forma income taxes
   (4).........................         554        796       792          853
 Pro forma net income..........       1,074      1,545     1,537        1,655
 Pro forma net income
   per share...................    $   0.20              $  0.29      $  0.22
 Number of shares
   outstanding.................       5,344                5,344        7,357

                                                                                                              THREE MONTHS ENDED
                                                                     YEARS ENDED DECEMBER 31,                      MARCH 31,
                                                       ----------------------------------------------------   -------------------
                                                         1992       1993       1994       1995       1996       1996       1997
                                                       --------   --------   --------   --------   --------   --------   --------
OPERATING DATA:
 EBITDA (in thousands)(5)............................  $  4,174   $  3,753   $  3,752   $  6,812   $ 12,474   $  2,499   $  3,423
 Cash Flows:
   Provided by (Used in) Operating Activities........      (180)      (405)    (1,552)    (1,465)    (3,708)    (1,675)       386
   Provided by (Used in) Investing Activities........     2,597      1,084     (1,420)    (3,317)       818     (1,305)       653
   Provided by (Used in) Financing Activities........    (2,429)      (607)     2,680      5,221      3,988      2,573     (1,541)
 Single-family homes:
   New contracts, net of cancellations...............        --         --         --         --        210         60         59
   Closings..........................................        --         --         --         --        173         30         37
   Backlog (at period end)(6)........................        --         --         --         --         37         30         31
   Homes remaining for sale (at period end)..........        --         --         --         --          9        159         68
   Aggregate sales value of backlog (in thousands)...        --         --         --         --   $  2,970   $  2,156   $  2,408
   Average sales price per home closed...............        --         --         --         --   $ 74,930   $ 70,400   $ 79,950
 Design-build projects:
   Number of contracts awarded.......................        17         13         10          4          6          0          1
   Backlog (at period end) (in thousands)(7).........  $ 30,157   $ 30,826   $ 31,464   $ 52,075   $ 21,130   $ 42,405   $ 28,845
 Portfolio properties:
   Number of properties developed....................         3          3          5          3          5          2          1
   Number of properties sold.........................         2          2          7          3          3          0          2
   Number of properties owned (at period end)........        15         16         14         14         16         16         15

                                                                                                     MARCH 31, 1997
                                                                                        -----------------------------------------
                                                                                                                     PRO FORMA AS
                                                                                        ACTUAL      PRO FORMA(8)     ADJUSTED(9)
                                                                                        -------     ------------     ------------
                                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents............................................................  $ 1,088       $  1,088         $  1,434
 Real estate properties, net..........................................................   36,967         38,945           44,788
 Total assets.........................................................................   66,654         67,905           72,506
 Total debt...........................................................................   49,728         44,351           36,265
 Stockholders' equity.................................................................    6,664         10,482           26,112

---------------

(1) Pro Forma Income Statement Data for the year ended December 31, 1996 and for the three months ended March 31, 1997 give effect to the Reorganization as if it had occurred on January 1, 1996. See "The Reorganization."

(2) Pro Forma As Adjusted Income Statement Data for the year ended December 31, 1996 and for the three months ended March 31, 1997 give effect to (i) the Reorganization as if it had occurred on January 1, 1996, (ii) the reduction in interest expense resulting from the assumed repayment of debt with a portion of the net proceeds of the Offering as if such repayment had occurred on January 1, 1996, and (iii) the additional number of shares outstanding from the beginning of the period equal to the aggregate number of shares the Company would have to sell at the initial public offering price of $8.25 per share to acquire the interests of unaffiliated parties in various properties in connection with the Reorganization, to acquire land for planned home development and to repay debt utilizing a portion of the net proceeds of the Offering.

(3) In accordance with generally accepted accounting principles ("GAAP"), the income statement does not include construction revenue and costs incurred in connection with the construction of property for the Company's own portfolio or for any combined or consolidated entity ("Portfolio Construction"), but does include construction revenue and costs incurred in connection with the construction for entities which the Company does not control. Costs of Portfolio Construction are capitalized as improvements on the Company's balance sheet and profit, if any, in connection with such activities is recognized only upon sale of the property.

(4) The combined historical financial statements of the Company are comprised of the operations, assets and liabilities of the Company, JSI and certain other affiliated entities (the "Combined Entities"). Prior to October 1, 1995, JSI operated as an S corporation for income tax purposes and was, therefore, subject to no income taxes until October 1, 1995. In addition, certain of the Combined Entities are partnerships for federal income tax purposes and were, therefore, subject to no income taxes. Pro forma income tax, computed at a marginal effective rate of 34%, has been calculated for all periods as if the Company had been subject to income taxes as a C corporation during such periods.

(5) EBITDA, or earnings before interest, income taxes, depreciation and amortization, is a supplemental financial measurement used by the Company in the evaluation of its business. EBITDA is calculated by adding interest, income taxes, depreciation and amortization expense to net income. EBITDA should not be construed as an alternative to income from operations or cash flows from operating activities (as determined in accordance with GAAP).

(6) Represents the number of homes subject to pending sales contracts which have not closed.

(7) Represents the uncompleted portion of design-build construction under fixed-price contracts.

(8) Pro Forma Balance Sheet Data give effect to the Reorganization as if it had occurred on March 31, 1997.

(9) Pro Forma As Adjusted Balance Sheet Data give effect to (i) the Reorganization and (ii) the Offering and the application of the net proceeds therefrom, as if each had occurred on March 31, 1997.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered before investing in the Common Stock. Except for historical information contained herein, the information in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements concerning the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed in the Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

DEPENDENCE ON GREATER LAS VEGAS AREA

     The Company has conducted all of its business to date in the greater Las Vegas metropolitan area. Although management is considering certain additional markets into which the Company may expand, management currently anticipates that, for the foreseeable future, the Company will continue to conduct substantially all of its business in the greater Las Vegas metropolitan area. The Company's performance will, therefore, be dependent on the economic conditions and population growth in this area. A decline in the economy or in the rate of population growth in this area could have a material adverse effect on the Company. See "Business -- Las Vegas Market."

RISKS OF HOMEBUILDING AND OTHER REAL ESTATE DEVELOPMENT

     General. All components of the Company's real estate development business (homebuilding, design-build services for third parties and portfolio property development) are subject to various risks including, without limitation, risks relating to the ability to locate and consummate the acquisition of suitable parcels of land, the availability and timely receipt of zoning, land-use, building, occupancy and other required regulatory permits or approvals, the cost and timely completion of construction (including risks from causes beyond the Company's control, such as weather, labor conditions or material costs and shortages) and the availability of financing on favorable terms. These risks could result in substantial unanticipated delays or expense and, under certain circumstances, could prevent completion of development activities, any of which could have a material adverse effect on the Company.

     Potential Losses Under Fixed-Price Contracts. The Company undertakes its third-party design-build projects under fixed-price contracts, subject to adjustment for agreed upon change orders. As a result, the Company bears fully the risk of cost overruns.

     Liability. The Company acts as general contractor on its construction projects. Construction services are performed by the Company and by unaffiliated subcontractors. As general contractor, the Company is responsible for the performance of the entire contract, including work assigned to unaffiliated subcontractors, and may be liable for personal injury or property damage caused by the subcontractors. Should an uninsured loss or a loss in excess of insured limits under its general liability, excess liability insurance or workers compensation insurance occur, such loss could have a material adverse effect on the Company.

     Increases in Interest Rates; Unavailability of Mortgage Financing. The Company's ability to sell homes and portfolio properties may be adversely affected by increases in interest rates or the unavailability of mortgage financing, including home mortgages insured by the Federal Housing Administration (the "FHA") or guaranteed by the Department of Veterans Affairs (the "VA"). Mortgage interest rate increases and other factors which adversely affect the ability of prospective buyers to finance home or other property purchases could have a material adverse effect on the Company.

     Risks Relating to Tax Credit Projects. In each of its last three fiscal years, the Company derived a significant portion of its construction revenue from the development of apartment complexes ("Tax Credit Projects") for limited partnerships ("Tax Credit Partnerships") organized to take advantage of the low income housing tax credit provided by Section 42 of the Internal Revenue Code ("Housing Tax Credit"). The continued demand for Tax Credit Projects is dependent on the continued availability of the Housing Tax Credit. There can be no assurance that the Housing Tax Credit will not be reduced or eliminated in the future and any such reduction or elimination could have a material adverse effect on the Company.

     Tax Credit Projects are also structured to be eligible for financing through one or more of the tax-exempt private activity revenue bond programs sponsored by the Nevada Housing Division. The programs of the Nevada Housing Division are intended to provide incentives for the construction, ownership and financing of housing for low and middle income families. These incentives may include lower interest rates on construction and permanent financing with respect to the eligible project. The Company, as a sponsor of the Tax Credit Projects, must obtain a private activity bond allocation from both the state and the local government within whose jurisdiction the project will be located. Private activity bond financing by the states is limited by the Internal Revenue Code. Nevada currently has a total annual allocation of $150 million, of which one-half is managed by the local governments. The Company generally makes concurrent applications to the state and local governments for allocations in matching amounts. The allocations are made by the state and local governments based on established criteria. There can be no assurance that the Company will continue to be able to obtain allocations of the private activity revenue bonds for its Tax Credit Projects.

     At March 31, 1997, the Tax Credit Partnerships were indebted to the Company in the aggregate amount of approximately $17.5 million, representing developer fees and land and construction costs. Of such amount, approximately $9.8 million is payable out of loan proceeds or partner contributions and is expected to be paid in the ordinary course from such sources. The approximate $7.7 million balance is payable by the Tax Credit Partnerships from cash flow received from the operations of their respective Tax Credit Projects. While management believes that the Tax Credit Projects will generate sufficient cash flow to pay the amounts due, there can be no assurance that the receivables will be paid in full or at all.

REAL ESTATE INVESTMENT RISKS

     General. The Company's portfolio property investments are subject to varying degrees of risk. Revenue from the Company's portfolio properties and their values may be adversely affected by general economic conditions (including business levels and unemployment rates), local real estate conditions (such as oversupply of or a reduction in demand for similar properties), the affordability of competitive alternative properties, increased operating costs (including real estate taxes), governmental regulations and applicable laws (including zoning, tax laws and rent control, although rent control does not currently exist in Las Vegas), interest rate levels and the availability of financing.

     Illiquidity of Real Estate. Real estate investments are relatively illiquid and, therefore, the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions will be limited.

     Dependence on Rental Income from Real Property. All of the Company's operating rental properties are subject to the risks associated with the inability to rent unleased space, both in connection with the initial lease-up of newly completed properties and upon the expiration of tenant leases. There can be no assurance that the Company's portfolio properties will achieve or maintain occupancy levels sufficient to generate income in excess of their respective operating expenses. In addition, certain significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. If the Company's portfolio properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the Company's results of operations will be adversely affected.

     The Company may be adversely affected by any financial difficulties experienced by its significant tenants, including a bankruptcy, insolvency or general downturn in the business of such a tenant. At any time, a tenant may seek the protection of applicable bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the Company's cash flow. No assurance can be given that any tenants will not seek bankruptcy protection in the future or, if any tenants seek bankruptcy protection, that they will affirm their leases and continue to make rental payments in a timely manner.

     Uninsured Loss. The Company carries comprehensive liability, rental loss and all-risk (at full replacement cost) insurance with respect to all of the property it owns, with policy specifications, insured limits and deductibles customarily carried for similar properties by carriers deemed capable of providing such coverage. An uninsured loss or a loss in excess of insured limits could have a material adverse effect on the Company.

RISKS OF INDEBTEDNESS

     The real estate development business is capital intensive and requires significant up-front expenditures to acquire and entitle land and commence development. The Company has incurred substantial indebtedness to finance its development activities and to invest in its portfolio properties. As a result, the Company is subject to the risks generally associated with debt financing, including the risk that its cash available for debt service will be insufficient to meet required payments of principal and interest, the risk of increased payments or negative amortization as a result of increases in interest rates in the case of indebtedness which bears interest at a variable rate and the risk that indebtedness requiring balloon principal payments may not be able to be repaid or refinanced when due. Furthermore, in the case of indebtedness secured by the Company's real property, upon a default by the Company in its payment obligations, the property could be foreclosed with a consequent loss of income and asset value to the Company. The Company's indebtedness is generally fully recourse to the Company. Accordingly, in the event of a default by the Company under its indebtedness, the lender may proceed against all Company assets to satisfy its debt and is not limited to the specific real property pledged as security therefor.

     At March 31, 1997, on a pro forma basis after giving effect to the anticipated use of net proceeds of the Offering, total indebtedness of the Company would have been approximately $36.3 million. In addition, the Tax Credit Partnerships had approximately $49.0 million principal amount of indebtedness, of which approximately $37.2 million represents construction financing which is made on a recourse basis to the partnerships (and, therefore, to the Company as general partner). There can be no assurance that the Company will be able to repay or refinance its indebtedness (on acceptable terms or at all) as it becomes due.

RISK OF INABILITY TO OBTAIN FUTURE FINANCING

     Future growth of the Company will depend on the Company's borrowing capacity and its ability to raise capital. There can be no assurance that the Company will continue to have access to funds sufficient to finance future growth or, if available, that funds will be available on terms acceptable to the Company. In addition, substantially all of the Company's existing indebtedness is personally guaranteed by James C. Saxton, the Company's Chairman, Chief Executive Officer and President, and his wife. Consistent with the Company's status as a publicly traded corporation, Mr. Saxton has indicated to the Company that he and his wife do not intend to provide personal guarantees for any future indebtedness of the Company and the Company is seeking to obtain releases of the Saxtons' guarantees of all existing indebtedness of the Company. The absence of such personal guarantees may adversely affect the ability of the Company to obtain additional financing on terms acceptable to the Company. In addition, the Company has agreed to indemnify the guarantors for all amounts they are required to pay under any personal guarantee of the Company's (or any Tax Credit Partnership's) indebtedness.

VARIABILITY OF RESULTS

     The Company historically has experienced, and in the future expects to continue to experience, variability in revenue on a quarterly basis. Factors expected to contribute to this variability include, among others, (i) the timing of home and other property sale closings, (ii) the Company's ability to continue to acquire land and options thereon on acceptable terms, (iii) the timing of receipt of regulatory approvals for the construction of homes and other development projects, (iv) the condition of the real estate market and the general economic conditions in the greater Las Vegas metropolitan area, (v) the prevailing interest rates and the availability of financing, both for the Company and for the purchasers of the Company's homes and other properties, (vi) the timing of the completion of construction of the Company's homes and other portfolio properties and (vii) the cost and availability of materials and labor. The Company's historical financial performance is not necessarily a meaningful indicator of future results and, in particular, the Company expects its financial results to vary from project to project and from quarter to quarter. In addition, although the Company has not previously experienced significant seasonality in its business, management expects that the Company's increased focus on homebuilding activities may cause it to experience seasonal variations in its home sales as a result of the preference of home buyers to close new home purchases either prior to the start of a new school year or prior to the end of year holiday season.

DEPENDENCE ON KEY PERSONNEL

     The Company is substantially dependent upon the efforts and skills of its executive officers, particularly James C. Saxton, the Company's Chairman, Chief Executive Officer and President. The loss of the services of Mr. Saxton or other executive officers could have a material adverse effect on the Company. The Company has entered into an employment agreement with Mr. Saxton and maintains key man life insurance on Mr. Saxton in the amount of $5.0 million. See "Management."

CONTROL BY CURRENT STOCKHOLDERS

     After the consummation of the Offering, Mr. Saxton and members of his immediate family will own an aggregate of approximately 70% of the outstanding shares of Common Stock of the Company. As a result, Mr. Saxton and members of his immediate family will be able to control the outcome of all matters requiring stockholder approval and will be able to elect all of the directors of the Company. Such control, which may have the effect of delaying, deferring or preventing a change of control of the Company, is likely to continue for the foreseeable future and significantly diminishes control and influence which future stockholders may have in the Company. See "Principal Stockholders."

REGULATORY AND ENVIRONMENTAL RISKS

     Building Regulation and Controls. The Company is subject to a variety of statutes, ordinances, rules and regulations governing certain developmental matters, building and site design. In particular, the Company may be required to obtain the approval of numerous governmental authorities regulating such matters as permitted land uses, levels of density and the installation of utility services such as gas, electric, water and waste disposal. In addition, certain fees, some of which may be substantial, may be imposed to defray the cost of providing certain governmental services and improvements. The Company may be subject to additional costs or delays or may be precluded from building a project entirely because of "no growth" or "slow growth" initiatives, building permit allocation ordinances, building moratoriums or similar governmental regulations that could be imposed in the future. Such ordinances or moratoriums, if imposed in the greater Las Vegas metropolitan area in the future, could have a material adverse effect on the Company.

     Potential Environmental Liability. The Company and its competitors are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given property vary greatly according to the property, its environmental condition and its present and former use. Environmental laws may result in delays, cause the Company to incur substantial compliance or other costs or prohibit or severely restrict development in certain environmentally sensitive regions or areas. In addition, environmental regulations can have an adverse impact on the availability and price of certain raw materials such as lumber. See "Business -- Regulatory and Environmental Matters."

     Laws to Protect Disabled Persons. Certain federal and state laws require that certain types of properties be accessible to disabled persons. Although the Company believes that its properties are in substantial compliance with such laws, noncompliance with such laws could result in imposition of fines, costs associated with remedial construction and the award of damages to private litigants. The Company intends to construct all future properties in compliance with any then-existing requirements of laws to protect disabled persons.

     Resident Income and Other Limitations. The Company is a general partner of Tax Credit Partnerships which own and operate Tax Credit Projects and intends in the future to act as a general partner of additional Tax Credit Partnerships which will own Tax Credit Projects. Tax Credit Projects are subject to restrictions that require that a specified percentage of the apartments be rented to persons with incomes below a certain percentage of the local median income and limit the amount of rent which may be charged for such apartments. The Company, as general partner and property manager, is responsible for ensuring compliance with any applicable tenant and rent restrictions. The Company may be liable to the investor limited partners of the Tax Credit Partnerships or others for certain losses resulting from any failure to comply with the applicable restrictions and any such liability may be substantial. See "Business -- Regulatory and Environmental Matters -- Resident Income and Other Limitations."

RISKS AND COSTS OF EXPANSION INTO NEW MARKETS

     The Company has conducted all of its business to date in the greater Las Vegas metropolitan area. However, the Company's business and growth strategy contemplates geographic expansion. The Company has had no experience effectuating geographic expansion or managing operations which are geographically diverse. The risks of such expansion include those associated with a lack of knowledge of the local market and government regulations and procedures, the absence of an established local customer base and reputation, and the inability to identify and retain qualified employees and subcontractors.

     The Company may seek to expand its operations geographically by acquiring local developers that provide similar or compatible services to those offered by the Company or by entering into joint venture arrangements with such developers on a project-by-project or other basis. The Company is seeking to identify and evaluate opportunities for acquisitions and joint ventures, but has no agreements, understandings or arrangements with respect to any acquisition or joint venture. In addition, the Company has not established any specific criteria for any such acquisition or joint venture arrangement and management will have complete discretion in determining the terms thereof.

     Identifying potential acquisitions and joint venture partners can be expensive and time consuming and there can be no assurance that the Company will be able to effect any acquisition or joint venture. Furthermore, acquisitions involve numerous risks, including difficulties in the assimilation of the acquired entity's employees, operations and products, uncertainties associated with operating in new markets and working with new customers, the potential loss of the acquired entity's key employees and the costs associated with completing the acquisition and integrating the acquired entity. Moreover, any future acquisitions may result in potentially dilutive issuances of equity securities, increased debt, cash payments and contingent liabilities or amortization expense related to intangible assets acquired, any of which could have a material adverse effect on the Company.

COMPETITION

     The real estate industry is highly competitive. The Company competes for desirable properties, financing, raw materials and skilled labor. In each of its business components, the Company competes against numerous developers and others in the real estate business, many of which are larger and have greater financial resources and better access to capital markets than the Company. The Company competes on the basis of a complete package of real estate services it offers its clients, as well as its reputation for fair pricing and quality construction. The Company also competes with other owners and operators of real properties for tenants and buyers of the portfolio properties it owns and operates.

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; DETERMINATION OF OFFERING PRICE; VOLATILITY

     Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained. The initial public offering price of the Common Stock offered hereby has been determined by negotiations between the Company and the Representatives of the Underwriters. There can be no assurance that the price at which the Common Stock will trade in the public market after the Offering will not be lower than the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to such factors as, among others, variations in the Company's anticipated or actual results of operations, limited trading volume in the Common Stock, general market conditions or the real estate industry in general. See "Underwriting."

DILUTION

     Purchasers of Common Stock in the Offering will experience immediate dilution of $4.82 in net tangible book value per share of Common Stock. See "Dilution."

AUTHORIZATION OF PREFERRED STOCK

     The Board of Directors has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the rights of holders of Common Stock and under certain circumstances make it more difficult for a third party to gain control of the Company. No shares of preferred stock are outstanding and the Company has no current plans to issue any shares of preferred stock. See "Description of Capital Stock -- Preferred Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after the Offering, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. In addition to the 2,275,000 shares offered hereby which will be freely tradable in the public market, 4,933,254 shares of Common Stock held by the existing stockholders will be immediately eligible for sale in the public market in the quantities and manner permitted by Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Each officer, director and holder of 5% or more of the Company's Common Stock has agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock for 180 days after the date of this Prospectus without the prior written consent of Ladenburg Thalmann & Co. Inc., on behalf of the Representatives. In addition, 410,888 additional shares of Common Stock held by the existing stockholders, including 26,630 of the shares of Common Stock held by the Company's Employee Stock Ownership Plan, and an aggregate of 104,410 shares of Common Stock reserved for issuance pursuant to outstanding options will be available for sale in the public market from time to time pursuant to exemptions from registration requirements or upon registration. Following completion of the Offering, the Company intends to file a Registration Statement on Form S-8 under the Securities Act to register an aggregate of 654,410 shares of Common Stock reserved for issuance under outstanding options, the Company's Management Stock Option Incentive Plan and the Company's Non-Employee Director Stock Option Plan. See "Management -- Stock Option Plans" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,275,000 shares of Common Stock offered hereby at an initial public offering price of $8.25 per share are estimated to be approximately $17.0 million ($19.6 million if the over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company intends to use the net proceeds approximately as follows: (i) to repay $8.1 million of indebtedness, of which $3.4 million represents indebtedness to the Company's five principal stockholders and $1.6 million represents indebtedness to other related parties, as set forth in the table below; (ii) $5.8 million to acquire 144 acres of land for planned home development; (iii) $2.8 million to acquire the interests of various parties in certain properties in connection with the Reorganization and (iv) the balance, to fund the Company's development activities and for general corporate purposes, which may include the repayment of additional indebtedness and strategic acquisitions. The Company has no agreements, understandings or arrangements with respect to any such acquisition.

     Substantially all of the indebtedness to be repaid with a portion of the net proceeds of the Offering, other than the Subordinated Dividend Notes held by the principal stockholders (see Note 12 of Notes to Combined Financial Statements included elsewhere herein), matures in 1997 and represents loans for general corporate purposes, including land acquisition. At March 31, 1997, the weighted average annual interest rate was approximately 14.5% on such indebtedness other than indebtedness to the existing stockholders which bears no interest.

     The following table sets forth certain additional information with respect to the indebtedness anticipated to be repaid with a portion of the net proceeds of the Offering. The Company reserves the right to make such adjustments or substitutions in the non-related party indebtedness to be repaid as it deems appropriate.

                                                                APPROXIMATE        INTEREST
                                                             PRINCIPAL BALANCE       RATE
                                                             -----------------     --------
        Loans From Stockholders:
          James C. Saxton..................................     $   695,440             0%
          James C. Saxton(1)...............................         931,310             0%
          Dorothy J. Saxton(1).............................       1,199,240             0%
          Michele Saxton-Pori(1)...........................         180,440             0%
          Lee-Ann Saxton(1)................................         183,460             0%
          James C. Saxton II(1)............................         204,740             0%

        Loans From Other Related Parties:
          Dorothy Kidd(2)..................................         770,000          12.0%
          Paul Eisenberg(3)................................         867,950          12.0%

        Loans From Non-Related Parties:
          U.S. Bank........................................         600,000           7.2%
          U.S. Bank........................................         200,000           6.2%
          U.S. Bank........................................          20,000           5.9%
          Private Lender(4)................................       2,052,740          24.0%
          Private Lender...................................         180,000          18.0%

---------------

(1) Represents the portion of the aggregate $2.7 million to be paid to the identified principal stockholder in partial satisfaction of the Subordinated Dividend Notes. See "The Reorganization" and "Certain Relationships and Related Transactions" for additional information regarding this indebtedness.

(2) Dorothy Kidd is James C. Saxton's sister. See "Certain Relationships and Related Transactions" for additional information regarding this indebtedness.

(3) Paul Eisenberg is a proposed director of the Company. See "Certain Relationships and Related Transactions" for additional information regarding this indebtedness.

(4) Represents four loans from related private lenders. Each of the four loans bears interest at 24% per annum.

     Pending application, the Company intends to invest the net proceeds of the Offering in investment-grade, short-term, interest-bearing securities or instruments.

                                DIVIDEND POLICY

     The Company currently intends to retain all future earnings for use in the Company's business and therefore does not anticipate declaring or paying dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company, and will depend on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

     Because the Company was comprised of JSI, an S corporation until October 1, 1995, and various limited and general partnerships, a portion of the net income of such entities was distributed to the owners of such entities in each of the past two years. See "Certain Relationships and Related Transactions."

                               THE REORGANIZATION

     Concurrently with the closing of the Offering, the transactions described below (collectively, the "Reorganization") will be consummated by the Company and others for the principal purpose of transferring to the Company the ownership of all investment properties and all interests in partnerships which own properties which are currently owned by James C. Saxton, his wife (Dorothy
J. Saxton), and their adult children (Michele Saxton-Pori, Lee-Ann Saxton and James C. Saxton II) (the "Contributing Stockholders"), alone or with one or more third parties. In addition, as part of the Reorganization, certain outstanding indebtedness between the Company and the Contributing Stockholders will be satisfied.

     The Reorganization will be comprised of the transactions summarized below:

     Acquisition of Partnership Interests of Third Parties. The Company will acquire the noncontrolling partnership or other ownership interests of five third-party investors, including Paul Eisenberg, a proposed director of the Company, in four limited and general partnerships which own an aggregate of six operating properties and approximately 3.3 acres of undeveloped land, for an aggregate of approximately $2.8 million in cash from the net proceeds of the Offering. The operating properties owned by such partnerships are identified on the table of operating properties in the section of this Prospectus entitled "Business -- Property Operations and Management" as follows: Levitz, Furniture Expo, Woody's Furniture, Americana, Arcata Industrial Park and JCH Wire and Cable. No third-party determination of the value was sought or obtained in connection with the acquisition by the Company of the partnership interests. The consideration to be paid was based on the value of the partnerships' real property and other assets as determined by negotiation between the Company and the third-party partners.

     Contribution of Partnership Interests of the Contributing Stockholders. The Contributing Stockholders will contribute to the Company (a) their interests in the partnerships described in the preceding paragraph and (b) their interests in three additional limited and general partnerships which own an aggregate of six operating properties, two properties under construction and approximately 5.6 acres of undeveloped land. The operating properties owned by the three additional partnerships are identified on the table of operating properties in the section of this Prospectus entitled "Business -- Property Operations and Management" as follows: Nellis Express Village, Sahara/Decatur, Nellis/Stewart, General Services Administration, Flamingo Point and Sahara Vista. All interests in partnerships to be acquired from the Contributing Stockholders will be acquired by the Company as additional capital contributions of such stockholders. The portion of the book value of the properties being contributed by the Contributing Stockholders attributable to their partnership interests was approximately $10.6 million at March 31, 1997.

     Upon completion of the acquisitions and contributions of partnership interests described above, the Company will own 100% of the economic interest in the partnerships, the partnerships will be dissolved by operation of law and all assets, subject to all liabilities, of such partnerships will be transferred to the Company.

     Additional Contributions by James C. Saxton. Mr. Saxton will also contribute to the Company, as an additional capital contribution, (a) his direct or indirect general partner interest in four Tax Credit Partnerships, subject to receiving the consent described below, and (b) an assignment of his 50% economic interest in an unconsolidated general partnership with Paul Eisenberg, a proposed director of the Company, which owns two small retail properties (the "Retail Partnership"). The contribution of Mr. Saxton's general partner interest in the Tax Credit Partnership which owns Saratoga Palms East I is subject to the receipt of the consent of the mortgage lender (the "SPE Consent"). Although the Company expects to receive the SPE Consent by the closing of the Reorganization, there can be no assurances that such consent will be obtained by such date or at all. If the SPE Consent is not obtained by the closing of the Reorganization, Mr. Saxton will remain the managing general partner of Saratoga Palms East I until the SPE Consent is received. Mr. Saxton has agreed that until the SPE Consent is received he will contribute to the Company an amount equal to all distributions he receives in respect of his general partner interest. As a result of such transactions, and assuming the SPE Consent is obtained, the Company will own a general partner interest in all of the Tax Credit Partnerships described in the section of this Prospectus entitled "Business -- Design-Build Services -- Tax Credit Projects" and will own a 50% interest in the Retail Partnership. The portion of book value of the properties attributable to the partnership interests being contributed by Mr. Saxton was approximately $520,000 at March 31, 1997.

     Satisfaction of Outstanding Indebtedness. The Company is indebted to the Contributing Stockholders in the aggregate amount of $8.1 million, which amount is represented by non-interest bearing notes of the Company, with original terms of 10 years and subordinated to all existing Company debt (the "Subordinated Dividend Notes"). Of such Subordinated Dividend Notes, $6.5 million in aggregate principal amount was distributed to the Contributing Stockholders in December 1994 and represented the Company's estimated undistributed S corporation earnings as of December 31, 1994. The $1.6 million balance of the Subordinated Dividend Notes was issued to the Contributing Stockholders in September 1996 in connection with loans of equal amount to the Company by the Contributing Stockholders. The Company is also indebted to Mr. Saxton in the amount of $695,440 on account of a non-interest bearing demand loan made by Mr. Saxton to the Company in July 1996. The Contributing Stockholders are indebted to the Company in the aggregate amount of approximately $727,000. See "Certain Relationships and Related Transactions."

     The Company and the Contributing Stockholders will satisfy their respective obligations to the other as follows: (a) the approximately $727,000 outstanding balance of loans by the Company to the Contributing Stockholders will be offset against an equal amount of Subordinated Dividend Notes; (b) the Company will issue 384,256 shares of Common Stock to the Contributing Stockholders in satisfaction of approximately $3.7 million of Subordinated Dividend Notes, based on a per share price of $9.50; (c) the Company will issue the Saxton Warrants for 400,000 shares of Common Stock, exercisable at $9.90 per share if the Company achieves specified levels of after tax net income in 1997 and 1998, in satisfaction of $1.0 million of Subordinated Dividend Notes; and (d) the Company will utilize a portion of the net proceeds of the Offering to repay the $2.7 million balance of Subordinated Dividend Notes and $695,440 of other indebtedness. See "Use of Proceeds," "Certain Relationships and Related Transactions" and "Description of Capital Stock -- Saxton Warrants and Registration Rights."

     Upon consummation of the Reorganization, ownership of all of the real property interests held by the Contributing Stockholders, other than their personal residences, will have been transferred to the Company. After the consummation of the Reorganization, the Contributing Stockholders intend to engage in the real estate business exclusively through the Company.

     Benefits to the Contributing Stockholders. In addition to the consideration to be received by the Contributing Stockholders in satisfaction of the Subordinated Dividend Notes and other indebtedness owed to them by the Company as described above, the Contributing Stockholders will realize the following benefits in connection with the Reorganization: an immediate increase of $1.47 in the net tangible book value per share of their Common Stock; the assumption or repayment by the Company, and release from liability of the Contributing Stockholders, of certain indebtedness secured by property owned by the Company; and increased liquidity in their investment in the Company; and the opportunity to further expand the Company as a result of its improved ability to access both debt and equity capital.

     Securities Laws Matters. The issuance of Common Stock and Saxton Warrants (the "Reorganization Securities") to the Contributing Stockholders by the Company in partial satisfaction of the Subordinated Dividend Notes has not been registered under the Securities Act in reliance upon the exemptions from registration provided by Sections 3(a)(11) and 4(2) of the Securities Act for "any security which is . . . offered and sold only to persons resident within a single State or Territory, where the issuer of such security is . . . a corporation incorporated by, and doing business within, such State or Territory" and "transactions by an issuer not involving any public offering," respectively. The issuance of the Reorganization Securities to the Contributing Stockholders was structured and conducted to comply with the safe harbor provisions of Rules 147 and 506 promulgated under Sections 3(a)(11) and 4(2) of the Securities Act, respectively. A question may arise under the federal securities laws as to whether the issuance of the Reorganization Securities should be integrated with the Offering of the Common Stock with the effect that the issuance of the Reorganization Securities should have been registered under the Securities Act. If it were ultimately determined that the issuance of the Reorganization Securities should have been registered under the Securities Act, a holder of Reorganization Securities may have the right under the federal securities laws to rescind its investment. The Company has obtained an opinion from its legal counsel to the effect that the issuance of the Reorganization Securities (including the offer and sale thereof) in connection with the Reorganization constitutes a transaction that is exempt from the registration requirements of the Securities Act and is not required to be integrated with the Offering. The Contributing Stockholders have agreed with the Company that (i) they will waive any rescission rights they may have with respect to the acquisition of the Reorganization Securities and (ii) if it is determined that such waiver is unenforceable under the federal securities laws (including
Section 14 of the Securities Act which provides, in substance, that any provisions binding any person acquiring a security to waive compliance with the Securities Act shall be void), they will recontribute any proceeds received by them as a result of any action to rescind the acquisition of the Reorganization Securities. Based on, among other things, the opinion of its counsel, the agreement of the Contributing Stockholders not to seek rescission and/or to recontribute any rescission proceeds to the Company and the Company's belief that no Contributing Stockholder is likely to seek rescission, the Company does not believe that it has any material liability under federal securities laws as a result of the issuance of the Reorganization Securities without registration under the Securities Act.

                                    DILUTION

     The pro forma net tangible book value of the Company at March 31, 1997, after giving effect to the Reorganization, was $10.5 million, or $1.96 per share. Pro forma net tangible book value per share represents the Company's pro forma net tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the shares of Common Stock offered hereby at the initial public offering price of $8.25 per share and the application of the net proceeds therefrom, the pro forma net tangible book value of the Common Stock at March 31, 1997 would have been approximately $26.1 million, or $3.43 per share. This represents an immediate increase in pro forma net tangible book value of Common Stock of $1.47 per share to existing stockholders and an immediate dilution of $4.82 per share to purchasers of Common Stock in the Offering. The following table illustrates the dilution per share to the purchasers of shares of Common Stock in the Offering.

Initial public offering price per share....................................              $8.25
  Pro forma net tangible book value per share as of March 31, 1997.........   $1.96
  Increase per share attributable to the Offering..........................    1.47
                                                                              -----
Pro forma as adjusted net tangible book value per share after the
  Offering.................................................................               3.43
                                                                                         -----
Dilution per share to new investors........................................              $4.82
                                                                                         =====

     The following table sets forth, on a pro forma basis after giving effect to the Reorganization as of March 31, 1997, the number of shares of Common Stock acquired from the Company, the total consideration paid and the average price per share paid by the existing stockholders and the new investors purchasing shares of Common Stock in the Offering at the initial public offering price of $8.25 per share.

                                      SHARES PURCHASED       TOTAL CONSIDERATION
                                    --------------------    ----------------------    AVERAGE PRICE
                                     NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                    ---------    -------    -----------    -------    -------------
Existing stockholders............   5,344,142       70%     $10,482,000       36%         $1.96
New investors....................   2,275,000       30%      18,768,750       64%         $8.25
                                    ---------      ---      -----------      ---
          Total..................   7,619,142      100%     $29,250,750      100%
                                    =========      ===      ===========      ===

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1997 (i) on an actual basis, (ii) on a pro forma basis to reflect the Reorganization and (iii) on a pro forma basis as adjusted to reflect the Reorganization and the issuance of 2,275,000 shares of Common Stock offered hereby at the initial offering price of $8.25 per share and the application of the estimated net proceeds therefrom. See "The Reorganization" and "Use of Proceeds." This table should be read in conjunction with the Combined Financial Statements of the Company and related notes thereto and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included elsewhere in this Prospectus.

                                                                   MARCH 31, 1997
                                                       ---------------------------------------
                                                                                    PRO FORMA
                                                       ACTUAL       PRO FORMA      AS ADJUSTED
                                                       -------      ---------      -----------
                                                                   (IN THOUSANDS)
DEBT:
  Notes payable.....................................   $38,170       $38,170         $35,117
  Notes payable to related parties..................     2,333         2,333              --
  Capital lease obligations.........................     1,148         1,148           1,148
  Subordinated dividend notes.......................     8,077         2,700              --
                                                       -------       -------         -------
          Total debt................................    49,728        44,351          36,265
                                                       -------       -------         -------
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.001 par value; 5,000,000 shares
     authorized; none outstanding...................        --            --              --
  Common Stock, $.001 par value; 50,000,000 shares
     authorized; 4,959,886 shares issued and
     outstanding actual; 5,344,142 shares issued and
     outstanding pro forma; 7,619,142 shares issued
     and outstanding pro forma as adjusted(1).......         5             5               8
  Additional paid-in capital........................     1,021         5,671          20,075
  Partners' deficit.................................      (421)       (1,253)             --
  Retained earnings.................................     6,059         6,059           6,029
                                                       -------       -------         -------
          Total stockholders' equity................     6,664        10,482          26,112
                                                       -------       -------         -------
TOTAL CAPITALIZATION................................   $56,392       $54,833         $62,377
                                                       =======       =======         =======

---------------

(1) Excludes (i) 104,410 shares issuable upon the exercise of options granted by the Company to certain employees and others in December 1994, (ii) 500,000 shares reserved for issuance upon the exercise of options issuable under the Company's Management Stock Option Incentive Plan, (iii) 50,000 shares reserved for issuance upon the exercise of options issuable under the Company's Non-Employee Director Stock Option Plan, (iv) 400,000 shares reserved for issuance upon the exercise of the Saxton Warrants to be purchased as part of the Reorganization, exercisable at $9.90 per share if the Company achieves specified levels of after tax net income in 1997 and 1998 and (v) 227,500 shares reserved for issuance upon the exercise of the Representatives' Warrants, exercisable at $9.90 per share. See "Reorganization," "Management -- Individual Stock Option Agreements," "Management -- Stock Option Plans," "Description of Capital Stock" and "Underwriting."

      SELECTED COMBINED AND PRO FORMA FINANCIAL AND OPERATING INFORMATION

     The following tables set forth selected financial and operating information for the Company on a combined historical basis, on a pro forma basis to reflect the Reorganization and on a pro forma as adjusted basis to reflect the Reorganization and the Offering. The combined historical financial and operating information is comprised of the operations, assets and liabilities of the Company and certain properties which were owned and operated by entities affiliated with and controlled by the Company during the periods presented. These operations and properties will be acquired by the Company in connection with the consummation of the Reorganization and the Offering.

     The following information should be read in conjunction with all of the financial statements and notes thereto included elsewhere in this Prospectus. The combined historical operating data of the Company for the years ended December 31, 1994, 1995 and 1996 have been derived from the historical Combined Financial Statements audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 is included elsewhere in this Prospectus. The operating data for the years ended December 31, 1992 and 1993 and for the three months ended March 31, 1996 and 1997 have been derived from unaudited combined financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The Company believes that the book value of its real estate, which reflects historical costs less accumulated depreciation, is not indicative of the current market value of such assets. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, the notes thereto and other financial information appearing elsewhere in this Prospectus.

                                                              YEARS ENDED DECEMBER 31,
                                      ------------------------------------------------------------------------
                                                                                            1996
                                                                              --------------------------------
                                                                                                       PRO
                                                                                          PRO       FORMA AS
                                       1992      1993      1994      1995     ACTUAL    FORMA(1)   ADJUSTED(2)
                                      -------   -------   -------   -------   -------   --------   -----------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA(3):
Revenue:
 Construction revenue.............    $10,569   $11,951   $10,863   $22,090   $41,875   $41,875      $41,875
 Sales of homes...................         --        --        --        --    12,963    12,963       12,963
 Sales of commercial
   properties.....................      7,693     7,950     8,072     9,850     4,772     4,772        4,772
 Rental revenue...................      3,559     3,328     3,288     3,531     3,922     3,922        3,922
 Other revenue....................        100       143       137        99       536       536          536
                                      -------   -------   -------   -------   -------   -------      -------
     Total revenue................     21,921    23,372    22,360    35,570    64,068    64,068       64,068
                                      -------   -------   -------   -------   -------   -------      -------
Cost of revenue:
 Cost of construction                   9,918    11,267    10,713    18,194    33,078    33,078       33,078
 Cost of homes sold...............         --        --        --        --    10,967    10,967       10,967
 Cost of commercial
   properties sold................      6,031     6,876     6,027     9,373     3,444     3,444        3,444
 Rental operating cost............        737       645       635       631       784       784          784
                                      -------   -------   -------   -------   -------   -------      -------
     Total cost of revenue........     16,686    18,788    17,375    28,198    48,273    48,273       48,273
                                      -------   -------   -------   -------   -------   -------      -------
     Gross profit.................      5,235     4,584     4,985     7,372    15,795    15,795       15,795
                                      -------   -------   -------   -------   -------   -------      -------
 General and administrative
   expenses.......................      1,258     1,152     1,736     1,957     3,425     3,425        3,425
 Depreciation and amortization....        746       653       745       722     1,079     1,130        1,055
                                      -------   -------   -------   -------   -------   -------      -------
 Operating income.................      3,231     2,779     2,504     4,693    11,291    11,240       11,315
Other income (expense):
 Joint venture earnings (loss)....        (26)       64         6     1,131       (43)      (43)         (43)
 Interest expense, net............     (2,202)   (1,628)   (1,475)   (2,127)   (2,748)   (2,748)      (1,898)
                                      -------   -------   -------   -------   -------   -------      -------
     Total other income
         (expense)................     (2,228    (1,564)   (1,469)     (996)   (2,791)   (2,791)      (1,941)
                                      -------   -------   -------   -------   -------   -------      -------
 Income before provision for
   income taxes...................      1,003     1,215     1,035     3,697     8,500     8,449        9,374
Pro forma income taxes(4).........        341       413       352     1,257     2,890     2,873        3,187
                                      -------   -------   -------   -------   -------   -------      -------
Pro forma net income..............    $   662   $   802   $   683   $ 2,440   $ 5,610   $ 5,576      $ 6,187
                                      =======   =======   =======   =======   =======   =======      =======
Pro forma net income per share....                                                      $  1.04      $  0.84
Number of shares outstanding......                                                        5,344        7,373




                                             THREE MONTHS ENDED MARCH 31,
                                      ------------------------------------------
                                                              1997
                                                --------------------------------
                                                                         PRO
                                                            PRO       FORMA AS
                                       1996     ACTUAL    FORMA(1)   ADJUSTED(2)
                                      -------   -------   --------   -----------
                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA(3):
Revenue:
 Construction revenue.............    $ 8,021   $ 7,563   $ 7,563      $ 7,563
 Sales of homes...................      2,112     2,958     2,958        2,958
 Sales of commercial
   properties.....................         --     4,895     4,895        4,895
 Rental revenue...................        963       923       923          923
 Other revenue....................         84       201       201          201
                                      -------   -------   -------      -------
     Total revenue................     11,180    16,540    16,540       16,540
                                      -------   -------   -------      -------
Cost of revenue:
 Cost of construction                   6,326     6,326     6,326        6,326
 Cost of homes sold...............      1,762     2,435     2,435        2,435
 Cost of commercial
   properties sold................         --     3,392     3,392        3,392
 Rental operating cost............        177       227       227          227
                                      -------   -------   -------      -------
     Total cost of revenue........      8,265    12,380    12,380       12,380
                                      -------   -------   -------      -------
     Gross profit.................      2,915     4,160     4,160        4,160
                                      -------   -------   -------      -------
 General and administrative
   expenses.......................        434       794       794          794
 Depreciation and amortization....        246       286       298          301
                                      -------   -------   -------      -------
 Operating income.................      2,235     3,080     3,068        3,065
Other income (expense):
 Joint venture earnings (loss)....         --        --        --           --
 Interest expense, net............       (607)     (739)     (739)        (557)
                                      -------   -------   -------      -------
     Total other income
         (expense)................       (607)     (739)     (739)        (557)
                                      -------   -------   -------      -------
 Income before provision for
   income taxes...................      1,628     2,341     2,329        2,508
Pro forma income taxes(4).........        554       796       792          853
                                      -------   -------   -------      -------
Pro forma net income..............      1,074     1,545     1,537        1,655
                                      =======   =======   =======      =======
Pro forma net income per share....    $  0.20             $  0.29      $  0.22
Number of shares outstanding......      5,344               5,344        7,357

                                                                                                                  THREE MONTHS
                                                                       YEARS ENDED DECEMBER 31,                  ENDED MARCH 31,
                                                            -----------------------------------------------     -----------------
                                                             1992      1993      1994      1995      1996        1996      1997
                                                            -------   -------   -------   -------   -------     -------   -------
OPERATING DATA:
EBITDA (in thousands)(5)..................................  $ 4,174   $ 3,753   $ 3,752   $ 6,812   $12,474     $ 2,499   $ 3,423
Cash Flows:
  Provided by (Used in) Operating Activities..............     (180)     (405)   (1,552)   (1,465)   (3,708)     (1,675)      386
  Provided by (Used in) Investing Activities..............    2,597     1,084    (1,420)   (3,317)      818      (1,305)      653
  Provided by (Used in) Financing Activities..............   (2,429)     (607)    2,680     5,221     3,988       2,573    (1,541)
Single-family homes:
  New contracts, net of cancellations.....................       --        --        --        --       210          60        59
  Closings................................................       --        --        --        --       173          30        37
  Backlog (at period end)(6)..............................       --        --        --        --        37          30        31
  Homes remaining for sale (at period end)................       --        --        --        --         9         159        68
  Aggregate sales value of backlog (in thousands).........       --        --        --        --   $ 2,970     $ 2,156   $ 2,408
  Average sales price per home closed.....................       --        --        --        --   $74,930     $70,400   $79,950
Design-build projects:
  Number of contracts awarded.............................       17        13        10         4         6           0         1
  Backlog (at period end) (in thousands)(7)...............  $30,157   $30,826   $31,464   $52,075   $21,130     $42,405   $28,845
Portfolio properties:
  Number of properties developed..........................        3         3         5         3         5           2         1
  Number of properties sold...............................        2         2         7         3         3           0         2
  Number of properties owned (at period end)..............       15        16        14        14        16          16        15

                                                                                                          MARCH 31, 1997
                                                                                                 --------------------------------
                                                              DECEMBER 31,                                             PRO FORMA
                                             -----------------------------------------------                 PRO          AS
                                              1992      1993      1994      1995      1996       ACTUAL    FORMA(8)   ADJUSTED(9)
                                             -------   -------   -------   -------   -------     -------   --------   -----------
BALANCE SHEET DATA:
  Cash and cash equivalents................  $   213   $   345   $    53   $   492   $ 1,590     $ 1,088   $ 1,088      $ 1,434
  Real estate properties, net..............   26,635    24,393    25,154    31,966    38,808      36,967    38,945       44,788
  Total assets.............................   31,614    32,107    35,682    49,580    67,957      66,654    67,905       72,506
  Total debt...............................   23,020    21,243    31,952    39,969    49,710      49,728    44,351       36,265
  Stockholders' equity.....................    7,057     7,732       908     3,693     6,291       6,664    10,482       26,112

---------------

(1) Pro Forma Income Statement Data for the year ended December 31, 1996 and for the three months ended March 31, 1997 give effect to the Reorganization as if it had occurred on January 1, 1996. See "The Reorganization."

(2) Pro Forma As Adjusted Income Statement Data for the year ended December 31, 1996 and for the three months ended March 31, 1997 give effect to (i) the Reorganization as if it had occurred on January 1, 1996, (ii) the reduction in interest expense resulting from the assumed repayment of debt with a portion of the net proceeds of the Offering as if such repayment had occurred on January 1, 1996, and (iii) the additional number of shares outstanding from the beginning of the period equal to the aggregate number of shares the Company would have to sell at the initial public offering price of $8.25 per share to acquire the interests of unaffiliated parties in various properties in connection with the Reorganization, to acquire land for planned home development and to repay debt utilizing a portion of the net proceeds of the Offering.

(3) In accordance with GAAP, the income statement does not include construction revenue and costs incurred in connection with Portfolio Construction, but does include construction revenue and costs incurred in connection with the construction for entities which the Company does not control. Costs of Portfolio Construction are capitalized as improvements on the Company's balance sheet and profit, if any, in connection with such activities is recognized only upon sale of the property.

(4) The combined historical financial statements of the Company are comprised of the operations, assets and liabilities of the Combined Entities. Prior to October 1, 1995, JSI operated as an S corporation for income tax purposes and was, therefore, subject to no income taxes until October 1, 1995. In addition, certain of the Combined Entities are partnerships for federal income tax purposes and were, therefore, subject to no income taxes. Pro forma income tax, computed at a marginal effective rate of 34%, has been calculated for all periods as if the Company had been subject to income taxes as a C corporation during such periods.

(5) EBITDA is a supplemental financial measurement used by the Company in the evaluation of its business. EBITDA is calculated by adding interest, income taxes, depreciation and amortization expense to net income. EBITDA should not be construed as an alternative to income from operations or cash flows from operating activities (as determined in accordance with GAAP).

(6) Represents the number of homes subject to pending sales contracts which have not closed.

(7) Represents the uncompleted portion of design-build construction under fixed-price contracts.

(8) Pro Forma Balance Sheet Data give effect to the Reorganization as if it had occurred on March 31, 1997.

(9) Pro Forma As Adjusted Balance Sheet Data give effect to (i) the Reorganization and (ii) the Offering and the application of the net proceeds therefrom, as if each had occurred on March 31, 1997.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion is based primarily on the Combined Financial Statements of the Company and should be read in conjunction with "Selected Combined and Pro Forma Financial and Operating Information" and the Combined Financial Statements, including the notes thereto, and other financial information appearing elsewhere in this Prospectus. The Combined Financial Statements of the Company are comprised of the operations, assets and liabilities of the Company and of certain properties which were owned and operated by entities affiliated with and controlled by the Company during the periods presented. These operations and properties will be acquired by the Company in connection with the consummation of the Reorganization. See "The Reorganization." The pro forma effects of the Reorganization and the Offering are set forth in the Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company, which are included elsewhere in this Prospectus.

     The Company is an integrated real estate development company which engages in (i) the design, development, construction and sale of single-family homes and portfolio properties, (ii) the performance of design-build services for third-party clients under fixed-price construction contracts and (iii) property operations and management which generate rental income and management fees. During the past three years, the Company has added residential property development to its business focus with its entry into the single-family home development business in 1995, which first generated sales in 1996, and its increased development of Tax Credit Projects.

     Revenue from home sales and portfolio property sales is recognized based upon the sales price at the time of closing. Revenue from construction contracts is recognized on the percentage-of-completion method, based upon the ratio of costs incurred to total estimated costs. All other revenue is based on accrual accounting. Revenue resulting from the sales of homes and portfolio properties as well as from the award and timing of design-build construction contracts may vary significantly from period to period.

     On September 30, 1995, the Company terminated its election to be treated as an S corporation for income tax purposes. As a result, effective October 1, 1995, the Company became subject to federal income tax.

RESULTS OF OPERATIONS

     The following table sets forth, for periods indicated, information derived from the Company's Combined Statements of Income expressed as a percentage of total revenue unless otherwise noted:

                                                                             THREE MONTHS
                                                                                 ENDED
                                            YEARS ENDED DECEMBER 31,           MARCH 31,
                                          ----------------------------     -----------------
                                           1994       1995       1996       1996       1997
                                          ------     ------     ------     ------     ------
Revenue:
  Construction revenue................      48.6%      62.1%      65.4%      71.7%      45.7%
  Sales of homes......................        --         --       20.2       18.9       17.9
  Sales of commercial properties......      36.1       27.7        7.4         --       29.6
  Rental revenue......................      14.7        9.9        6.1        8.6        5.6
  Other revenue.......................       0.6        0.3        0.9        0.8        1.2
                                           -----      -----      -----      -----      -----
     Total revenue....................     100.0      100.0      100.0      100.0      100.0

Cost of Revenue:
  Cost of construction(1).............      98.6       82.4       79.0       78.9       83.6
  Cost of homes sold(1)...............        --         --       84.6       83.4       82.3
  Cost of commercial properties             74.7       95.2       72.2         --       69.3
     sold(1)..........................
  Rental operating cost(1)............      19.3       17.9       20.0       18.4       24.6
     Total cost of revenue............      77.7       79.3       75.3       73.9       74.8
                                           -----      -----      -----      -----      -----
     Gross profit.....................      22.3       20.7       24.7       26.1       25.2

General and administrative expenses...       7.8        5.5        5.3        3.9        4.8
Depreciation and amortization.........       3.3        2.0        1.7        2.2        1.7
                                           -----      -----      -----      -----      -----
     Operating income.................      11.2       13.2       17.7       20.0       18.7

Other income (expense):
  Joint venture earnings (loss).......        --        3.2       (0.1)        --         --
  Interest expense, net...............      (6.6)      (6.0)      (4.3)      (5.4)      (4.5)
                                           -----      -----      -----      -----      -----
     Total other income (expense).....      (6.6)      (2.8)      (4.4)      (5.4)      (4.5)
                                           -----      -----      -----      -----      -----
Income before provision for income           4.6%      10.4%      13.3%      14.6%      14.2%
  taxes...............................

---------------

(1) Shown as percentage of corresponding revenue items.

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997

     Revenue. Total revenue increased by $5.3 million, or 47.3%, from $11.2 million for the three months ended March 31, 1996 to $16.5 million for the three months ended March 31, 1997. Construction revenue decreased by $458,000, or 5.7%, from $8.0 million for the three months ended March 31, 1996 to $7.6 million for the three months ended March 31, 1997, primarily due to a higher amount of revenue being earned on Tax Credit Projects during the three months ended March 31, 1996 than during the comparable period in 1997. Sales of single-family homes increased by $846,000, or 40.1%, from $2.1 million for the three months ended March 31, 1996 to $3.0 million for the three months ended March 31, 1997. The increase was primarily due to the Company's increased activity in the single-family homebuilding market in 1997. Sales of commercial properties was $4.9 million for the three months ended March 31, 1997, reflecting two property sales. There were no property sales during the three months ended March 31, 1996. Rental revenue decreased by $40,000, or 4.2%, from $963,000 for the three months ended March 31, 1996 to $923,000 for the three months ended March 31, 1997, primarily due to the sales of revenue generating properties.

This decrease was partially offset by rent increases and portfolio properties commencing operations.

     Cost of Revenue. Total cost of revenue increased by $4.1 million, or 49.8%, from $8.3 million for the three months ended March 31, 1996 to $12.4 million for the three months ended March 31, 1997. Cost of construction was unchanged at $6.3 million for the periods ending March 31, 1996 and 1997. Cost of construction as a percentage of construction revenue increased from 78.9% for the three months ended March 31, 1996 to 83.6% for the three months ended March 31, 1997. This increase was primarily due to higher indirect costs. Cost of homes sold increased by $673,000, or 38.2%, from $1.8 million for the three months ended March 31, 1996 to $2.4 million for the three months ended March 31, 1997. Cost of homes sold as a percentage of sales of homes decreased from 83.4% for the three months ended March 31, 1996 to 82.3% for the three months ended March 31, 1997. This decrease was primarily due to sales price increases exceeding cost increases which were generally associated with the increase in sewer and water connection fees. Cost of commercial properties sold was $3.4 million for the three months ended March 31, 1997. Cost of commercial properties sold as a percentage of sales of commercial properties was 69.3% for the three months ended March 31, 1997. Rental operating costs increased by $50,000, or 28.2%, from $177,000 for the three months ended March 31, 1996 to $227,000 in for the three months ended March 31, 1997, primarily due to the sale of a rental property with respect to which the Company has maintained a master lease. Rental operating costs as a percentage of rental revenue increased from 18.4% for the three months ended March 31, 1996 to 24.6% for the three months ended March 31, 1997 primarily due to the master lease discussed above and increased operating costs from portfolio properties which were in initial lease-up in 1997.

     General and Administrative Expenses. General and administrative expenses increased by $360,000, or 82.9%, from $434,000 for the three months ended March 31, 1996 to $794,000 for the three months ended March 31, 1997. This increase was primarily due to an increase in salary expense associated with an increase in the number of employees related to the Company's increased homebuilding activity and further expansion into certain subcontracting trades. General and administrative expenses as a percentage of total revenue increased from 3.9% for the three months ended March 31, 1996 to 4.8% for the three months ended March 31, 1997 as a result of the factors discussed above.

     Depreciation and Amortization. Depreciation and amortization increased by $40,000, or 16.3%, from $246,000 for the three months ended March 31, 1996 to $286,000 for the three months ended March 31, 1997, primarily due to the purchase of equipment for subcontracting trades and an increase in financing fees associated with borrowings incurred for land acquisition and development.

     Joint Venture Earnings. Joint venture activity was insignificant for the three months ended March 31, 1996 and March 31, 1997.

     Interest Expense. Net interest expense increased by $132,000, or 21.7%, from $607,000 for the three months ended March 31, 1996 to $739,000 for the three months ended March 31, 1997, primarily due to an increase in the amount of, and interest rates on, borrowings incurred for land acquisition and development. Interest expense as a percentage of total revenue decreased from 5.4% for the three months ended March 31, 1996 to 4.5% for the three months ended March 31, 1997.

     Income Before Provision For Income Taxes. As a result of the foregoing factors, income before provision for income taxes increased by $713,000, or 43.8%, from $1.6 million for the three months ended March 31, 1996 to $2.3 million for the three months ended March 31, 1997. Income before provision for income taxes as a percentage of total revenue decreased from 14.6% for the three months ended March 31, 1996 to 14.2% for the three months ended March 31, 1997.

1996 COMPARED TO 1995

     Revenue. Total revenue increased by $28.5 million, or 80.1%, from $35.6 million in 1995 to $64.1 million in 1996. Construction revenue increased by $19.8 million, or 89.6%, from $22.1 million in 1995 to $41.9 million in 1996, primarily due to construction on four Tax Credit Projects and contract additions on a Tax Credit Project completed in 1995. The Company receives revenue as both general contractor and developer from the development of Tax Credit Projects. The commencement of sales of single-family homes in January 1996 resulted in sales of homes of $13.0 million in 1996. Sales of commercial properties decreased by $5.1 million, or 51.5%, from $9.9 million in 1995 to $4.8 million in 1996. Sales of commercial properties for 1995 reflect three property sales and five land sales compared to three property sales and two land sales for 1996. Rental revenue increased by $391,000, or 11.1%, from $3.5 million in 1995 to $3.9 million in 1996, primarily due to rent increases and changes in the portfolio of operating properties held during 1995 and 1996.

     Cost of Revenue. Total cost of revenue increased by $20.1 million, or 71.2%, from $28.2 million in 1995 to $48.3 million in 1996. Cost of construction increased by $14.9 million, or 81.8%, from $18.2 million in 1995 to $33.1 million in 1996, primarily due to a corresponding increase in construction revenue. Cost of construction as a percentage of construction revenue decreased from 82.4% in 1995 to 79.0% in 1996. This decrease was primarily due to the Company beginning, in 1996, to perform certain subcontracting trades on its construction projects and revenues from change orders approved in 1996 relating to work performed on a Tax Credit Project in 1995. Cost of homes sold was $11.0 million in 1996, which represents 84.6% of sales of homes. Cost of commercial properties sold decreased $5.9 million, or 63.3%, from $9.4 million in 1995 to $3.4 million in 1996. Cost of commercial properties sold as a percentage of sales of commercial properties decreased from 95.2% in 1995 to 72.2% in 1996 due primarily to the greater number of land sales in 1995 which tend to have a lower profit margin than sales of operating properties. Rental operating costs increased by $153,000, or 24.2%, from $631,000 in 1995 to $784,000 in 1996, primarily due to the net addition of two rental properties placed in service in 1996. Rental operating costs as a percentage of rental revenue increased from 17.9% in 1995 to 20.0% in 1996 primarily due to increased operating costs from additional portfolio properties which were in initial lease-up in 1996.

     General and Administrative Expenses. General and administrative expenses increased by $1.4 million, or 75.0%, from $2.0 million in 1995 to $3.4 million in 1996. This increase was primarily due to an increase in salary expense associated with an increase in the number of employees related to the Company's expansion into homebuilding, certain subcontracting trades and retail operations. General and administrative expenses as a percentage of total revenue decreased from 5.5% in 1995 to 5.3% in 1996 as a result of spreading the costs over a larger revenue base.

     Depreciation and Amortization. Depreciation and amortization increased by $357,000, or 49.4%, from $722,000 in 1995 to $1.1 million in 1996, primarily due to rental properties placed in service and the purchase of equipment for subcontracting trades.

     Joint Venture Earnings (Loss). Joint venture earnings (loss) decreased approximately $1.2 million, or 103.8%, from $1.1 million in 1995 to a loss of $43,000 in 1996. The decrease was due to the sale of an apartment complex by a partnership in which the Company had a general partner interest. Subsequent to 1995, the Company's only joint venture activity was its interest in Tax Credit Partnerships, which hold properties for long-term investment.

     Interest Expense. Net interest expense increased by $621,000, or 29.2%, from $2.1 million in 1995 to $2.7 million in 1996, primarily due to an increase in the average amount of debt outstanding due to additional borrowings incurred for land acquisition and development and an increase in the average interest rate, offset, in part, by a decrease in interest income due to a reduction in notes receivable outstanding.

     Income Before Provision For Income Taxes. As a result of the foregoing factors, income before provision for income taxes increased by $4.8 million, or 130.0%, from $3.7 million in 1995 to $8.5 million in 1996. Income before provision for income taxes as a percentage of total revenue increased from 10.4% in 1995 to 13.3% in 1996.

1995 COMPARED TO 1994

     Revenue. Total revenue increased by $13.2 million, or 59.1%, from $22.4 million in 1994 to $35.6 million in 1995. Construction revenue increased by $11.2 million, or 103.4%, from $10.9 million in 1994 to $22.1 million in 1995, primarily due to the construction on three Tax Credit Projects in 1995 compared to one in 1994. Sales of commercial properties increased $1.8 million, or 22.0%, from $8.1 million in 1994 to $9.9 million in 1995. Sales of commercial properties for 1994 reflect seven property sales and two land sales and 1995 reflect three property sales and five land sales. The increase in revenue was primarily due to one property sale in 1995 being substantially larger than any sale in 1994. Rental revenue increased by $243,000, or 7.4%, from $3.3 million in 1994 to $3.5 million in 1995, primarily due to rent increases and changes in the portfolio of operating properties held during 1994 and 1995.

     Cost of Revenue. Total cost of revenue increased by $10.8 million, or 62.3%, from $17.4 million in 1994 to $28.2 million in 1995. Cost of construction increased by $7.5 million, or 69.8%, from $10.7 million in 1994 to $18.2 million in 1995, primarily due to a corresponding increase in construction revenue. Cost of construction as a percentage of construction revenue decreased from 98.6% in 1994 to 82.4% in 1995, primarily due to a larger percentage of construction revenue being derived from Tax Credit Projects which tend to have a higher profit margin than the Company's other construction projects. Cost of commercial properties sold increased $3.3 million, or 55.5%, from $6.0 million in 1994 to $9.4 million in 1995. Cost of commercial properties sold as a percentage of sales of commercial properties increased from 74.7% in 1994 to 95.2% in 1995 due primarily to the greater number of land sales in 1995 which tend to have a lower profit margin than sales of operating properties. Rental operating cost decreased slightly, from $635,000 in 1994 to $631,000 in 1995. Rental operating cost as a percentage of rental revenue decreased from 19.3% in 1994 to 17.9% in 1995 as a result of spreading the fixed operating costs over a larger rental revenue base.

     General and Administrative Expenses. General and administrative expenses increased $221,000, or 12.7%, from $1.7 million in 1994 to $2.0 million in 1995, primarily as a result of an increase in salary expense associated with an increase in the number of employees in connection with the Company's expansion. General and administrative expenses as a percentage of total revenue decreased from 7.8% in 1994 to 5.5% in 1995 as a result of spreading the costs over a larger revenue base.

     Depreciation and Amortization. Depreciation and amortization decreased by $23,000, or 3.1%, from $745,000 in 1994 to $722,000 in 1995, primarily due to the net effect of new rental properties placed in service, rental properties sold and amortization of loan fees on loans refinanced.

     Joint Venture Earnings. Joint venture earnings increased approximately $1.1 million, from $6,000 in 1994 to $1.1 million in 1995, due to the sale of an apartment complex by a partnership in which the Company had a general partner interest.

     Interest Expense. Net interest expense increased $652,000, or 44.2%, from $1.5 million in 1994 to $2.1 million in 1995 primarily due to an increase in the average amount of debt outstanding from additional borrowings incurred for the refinancing of a portfolio property and land acquisition, offset, in part, by a decrease in interest income due to a reduction in notes receivable outstanding.

     Income Before Provision For Income Taxes. As a result of the foregoing factors, income before provision for income taxes increased $2.7 million, or 257.2%, from $1.0 million in 1994 to $3.7 million in 1995. Income before provision for income taxes as a percentage of total revenue increased from 4.6% in 1994 to 10.4% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically relied upon land and project financing, as applicable, partner contributions in the form of land or cash, developer's equity (value in excess of cost), other forms of debt and cash flow from operations to provide capital for land acquisitions and Portfolio Construction. Funds needed for property operations are generally available from such operations. The Company intends to continue to provide for its capital requirements from these sources. Management believes that these sources, together with a portion of the net proceeds of the Offering, will be sufficient to provide for its capital requirements for at least the next 12 months.

     Substantially all of the Company's existing indebtedness is fully recourse to the borrower and is personally guaranteed by Mr. Saxton and his wife. Consistent with the Company's status as a publicly traded corporation, Mr. Saxton has indicated to the Company that he and his wife do not intend to extend personal guarantees of any future indebtedness of the Company and the Company and Mr. Saxton are seeking to obtain releases of the Saxtons' guarantees of all existing indebtedness of the Company. Management anticipates that after the Offering financing will be available to the Company without the necessity of personal guarantees.

     Upon consummation of the Offering and the application of a portion of the proceeds therefrom to repay approximately $8.1 million of existing indebtedness of the Company (including $2.7 million of Subordinated Dividend Notes), the Company expects to have outstanding indebtedness of approximately $36.3 million. Of such amount, approximately $12.0 million of the Company's indebtedness will become due and payable prior to December 31, 1997. Of the indebtedness that will become due and payable in 1997, approximately $8.4 million represents construction financing which will convert to permanent loans or for which take-out commitments have been obtained, subject to completion of construction and satisfaction of other customary conditions. An additional $2.8 million represents land loans which are expected to be repaid from construction loans. The Company expects to refinance the $818,000 balance of its indebtedness maturing in 1997 upon maturity at then current market rates. The weighted average maturity of the Company's indebtedness expected to be outstanding following the Offering is 3.5 years and the weighted average interest rate on such indebtedness is 11.9% per annum, which includes the current weighted average interest rate on the Company's floating rate debt. See " -- Inflation; Interest Rates."

     Net cash used in operating activities increased from $1.5 million in 1995 to $3.7 million in 1996. This increase was primarily due to increases in amounts due from Tax Credit Partnerships, residential properties in development and prepaid expenses and other assets. Net cash used in operating activities was $1.7 million for the three months ended March 31, 1996. Net cash provided by operating activities was $386,000 for the three months ended March 31, 1997. This was primarily due to increases in due from Tax Credit Partnerships and residential properties under development.

     Net cash used in investing activities was $3.3 million in 1995. Net cash provided by investing activities was $818,000 in 1996. The $4.1 million change is primarily due to a decrease in expenditures for property acquisitions and improvements in 1996. Net cash used in investing activities was $1.3 million for the three months ended March 31, 1996. Net cash provided by investing activities was $653,000 for the three months ended March 31, 1997. The increase was primarily due to proceeds from sales of commercial properties.

     Net cash provided by financing activities was $5.2 million in 1995 and $4.0 million in 1996. Financing activity in 1995 and 1996 consisted primarily of new borrowings and refinancings which exceeded loan payments, loan retirements and distributions. Net cash provided by financing activities was $2.6 million for the three months ended March 31, 1996. Net cash used in financing activities was $1.5 million for the three months ended March 31, 1997. This change was primarily due to principal payments on notes payable and distributions paid.

     The Company has utilized, and will continue to utilize, options as a method of controlling and subsequently acquiring land. By controlling land, through options on the future discretionary purchase of land, the Company attempts to minimize its cash outlays and reduce its risk from changing market conditions. While the Company attempts to prudently manage its acquisition and development of property, the development of such property can have a negative impact on liquidity due to the timing of acquisition and development activities.

     If strategic acquisitions or joint venture opportunities arise, the capital resources of the Company may be utilized to undertake such opportunities. The timing and nature of these opportunities cannot be predicted and the financing of any future strategic acquisition or joint venture may take a variety of forms.

     The Company anticipates that development of portfolio projects during 1997 will cost approximately $8.5 million in the aggregate, substantially all of which will be financed with construction loans. The real estate development business is capital intensive and requires significant up-front expenditures to acquire and entitle land and commence development. The Company typically finances, and will continue to finance, its land acquisition and portfolio development activities utilizing the proceeds of institutional loans secured by real property. In some cases, the Company plans to utilize private financing, typically on a short-term or interim basis. In cases where the Company holds a property after completion of construction, the Company plans to obtain permanent financing secured by the property. The Company also expects to purchase approximately $250,000 of construction and computer equipment during 1997.

     At March 31, 1997, the Tax Credit Partnerships were indebted to the Company in the aggregate amount of approximately $17.5 million, representing developer fees and land and construction costs. Of such amount, approximately $9.8 million is payable to the Company by the Tax Credit Partnerships from loan proceeds and additional capital contributions of the investor limited partners. The Company anticipates that approximately $7.7 million of loan proceeds and capital contributions will be paid to the Company during 1997 and that the remaining $2.1 million will be paid to the Company during the first three quarters of 1998. The approximate $7.7 million balance is payable to the Company by the Tax Credit Partnerships from cash flow received from the operations of their respective Tax Credit Projects. While management believes that the Tax Credit Projects will generate sufficient cash flow to pay the amounts due, there can be no assurance that the receivable will be paid in full or at all.

     The Company is in the final stages of construction of two Tax Credit Projects and in the initial stages of development of an additional Tax Credit Project to be known as Madre Mesa. The Company has received a letter of intent from an investor limited partner to purchase the tax credit equity and a conditional commitment from the Nevada Housing Division to issue bonds in support of the loan for the project. Construction of Madre Mesa, which is anticipated to commence in the third quarter of 1997, is contingent upon receipt of additional bond allocation, commitments for both construction and permanent financing and the admission of an investor limited partner to the Madre Mesa Tax Credit Partnership. It is anticipated that the estimated total $16.5 million cost of developing Madre Mesa will be financed in generally the same manner as the Company's other Tax Credit Projects as follows: loan proceeds, 65%; partner equity, 22% and deferred developer fees, 13%. The Company's capital contribution, anticipated to be approximately $340,000, will be funded in cash or as a contribution of a portion of its equity in the Madre Mesa land upon closing of the construction loan. The investor limited partner's equity is expected to be contributed in installments over a period of approximately 24 months. Approximately 40% of such contribution will be funded upon admission of the investor limited partner to the Madre Mesa Tax Credit Partnership and the balance will be contributed from time to time when specified conditions are satisfied (i.e., completion of construction, certification of project costs and award of tax credits by the Nevada Housing Division and achievement of specified levels of operating cash flow).

     The Company has made its capital contributions to the five Tax Credit Partnerships which own completed or substantially completed Tax Credit Projects. The Company is obligated, however, to make operating expense loans, not to exceed an aggregate of $2.7 million, to meet operating deficits, if any, of such Tax Credit Partnerships.

BACKLOG

     The Company's homes are generally offered for sale in advance of their construction. The majority of the Company's homes sold in 1996 and during the first quarter of 1997 were sold pursuant to standard sales contracts entered into prior to commencement of construction. Such sales contracts are typically subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by such sales contracts are considered by the Company as backlog. The Company does not recognize revenue on homes covered by such contracts until the sales are closed and the risk of ownership has been legally transferred to the buyer. At March 31, 1996 and March 31, 1997, the Company had 30 homes and 31 homes, respectively, in backlog, representing aggregate sales values of approximately $2.2 million and approximately $2.4 million, respectively.

     As part of its sales and marketing efforts, the Company builds and maintains model homes in each of its active communities. The Company also builds speculative homes (defined as homes which are under construction or completed for which the Company does not yet have sales contracts) on a project-by-project basis. See "Business -- Development Activities -- Homebuilding -- Marketing and Sales." It is possible that, in the event of adverse economic or other business conditions affecting home buying activity in the Company's markets, the Company may be required to reduce prices or provide sales incentives to liquidate its inventory of model or speculative homes. It is also possible that the Company could be required to reduce prices or provide sales incentives to sell its model homes at the conclusion of a particular community. Either of these actions, if taken, could have the effect of depressing the Company's gross margin for the relevant periods.

     The Company is also involved in the design-build development of commercial projects. Backlog for such commercial projects is defined as the uncompleted work remaining under a signed fixed-price contract. The Company uses the percentage of completion method to account for revenue from its design-build contracts. At March 31, 1996 and March 31, 1997, the Company had backlog under its design-build contracts of approximately $42.4 million and approximately $28.8 million, respectively.

INFLATION; INTEREST RATES

     Management believes that inflation has not had a material impact on the Company's operations. Substantial increases in labor costs, workers' compensation rates and employee benefits, equipment costs, material or subcontractor costs could adversely affect the operations of the Company for future periods to the extent that the Company is unable to pass such increases on to its construction clients or the purchasers of its properties. Following the closing of the Offering and the application of the net proceeds therefrom, the Company expects to have outstanding approximately $22.7 million of floating rate debt (exclusive of the indebtedness of unconsolidated partnerships of which the Company is a general partner), currently bearing a weighted average interest rate of 9.8% per annum. If the interest rates on the floating rate debt increase in accordance with changes to the indices upon which the rates are based, debt service obligations of the Company may increase. The increases may be partially offset by increases in investment income from increased interest earnings.

     The potential adverse impact of inflation on the Company's rental operations is mitigated by the inclusion of rent adjustment clauses in its longer-term nonresidential leases and by generally requiring tenants to pay their share of operating expenses, including common area maintenance, real property taxes, insurance and utilities. The Company's shorter-term nonresidential leases and its residential leases, which are typically for terms of six or 12 months, permit the Company to seek increased rents upon renewal or reletting of the leased space.

     Management believes that the Company's future homebuilding activities may be affected by fluctuations in interest rates. Higher interest rates may decrease the demand for new homes by making it more difficult for home buyers to qualify for mortgages or to obtain mortgages at interest rates that are acceptable to the potential buyers. In addition, the Company, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily as a result of higher land acquisition and land development costs, as well as higher costs of labor and materials. The Company attempts to pass on to its customers any increase in costs through higher sales prices. There can be no assurance that inflation will not have a material impact on the Company's future results of operation.

VARIABILITY OF RESULTS; SEASONALITY

     The Company historically has experienced, and in the future expects to continue to experience, variability in revenue on a quarterly basis. Factors expected to contribute to this variability include, among others, (i) the timing of home and other property sale closings, (ii) the Company's ability to continue to acquire land and options thereon on acceptable terms, (iii) the timing of receipt of regulatory approvals for the construction of homes and other development projects, (iv) the condition of the real estate market and the general economic conditions in the greater Las Vegas area, (v) the prevailing interest rates and the availability of financing, both for the Company and for the purchasers of the Company's homes and other properties, (vi) the timing of the completion of construction of the Company's homes and other portfolio properties and (vii) the cost and availability of materials and labor. The Company's historical financial performance is not necessarily a meaningful indicator of future results and, in particular, the Company expects its financial results to vary from project to project and from quarter to quarter. In addition, although the Company has not previously experienced significant seasonality in its business, management expects that the Company's increased focus on homebuilding activities may cause it to experience seasonal variations in its home sales as a result of the preference of home buyers to close new home purchases either prior to the start of a new school year or prior to the end of year holiday season.

IMPACT OF ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT ADOPTED BY COMPANY

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS.

     The Company anticipates that the adoption of SFAS No. 128 will not result in disclosures that will be materially different from those presently required under APB Opinion No. 15.

                                    BUSINESS

GENERAL

     Saxton Incorporated is an integrated real estate development company engaged in the design, development, construction, operation, ownership and sale of residential, commercial and industrial properties in the greater Las Vegas metropolitan area. The Company's business is comprised of three components: (i) the design, development, construction and sale of single-family homes and portfolio properties; (ii) the performance of design-build services for third-party clients and (iii) property operations and management. The Company's principal focus historically has been the design and development of properties for third-party clients and for its own portfolio. Since its inception in 1986, the Company has completed over 125 projects, including professional office buildings, retail and industrial facilities and apartment complexes.

     The Company's development experience and expertise enable it to identify and take advantage of market opportunities and to minimize the risk of real estate cycles. In 1995, management recognized the need for affordable housing in the Las Vegas market and began to develop value-priced single-family detached homes. For 1996, the Company's initial home development was ranked fourth in number of units sold out of over 400 home developments in Clark County (which includes Las Vegas). Based on this strong response, management has made a commitment to expand the Company's homebuilding activities and to make them a significant component of its business operations.

     The Company also provides design-build development services to clients which have included large nationally recognized public companies as well as smaller regional businesses. The Company benefits from a reputation for delivering high quality projects on time and on budget.

     The Company's current portfolio of 14 operating properties includes office buildings, retail and industrial facilities. Management monitors the market for the Company's properties on an ongoing basis to take advantage of opportunities for strategic sales of its holdings when conditions are favorable.

     The rapid economic growth of Las Vegas and the surrounding areas and the positive demographic trends associated with such growth make Clark County a favorable location for real estate investment and development. Clark County has experienced increasing levels of business and employment over the past decade which have helped drive large increases in population and demand for new construction of both commercial and residential developments. The expansion of gaming has led to population and employment increases that are among the highest in the country. These increases have in turn driven increases in new home sales, apartment rents and occupancy rates. Additionally, a favorable business environment has led to growth of non-gaming businesses and the local population growth has attracted additional retail and service businesses to Clark County leading to increases in commercial rents and occupancy rates.

DEVELOPMENT ACTIVITIES

     GENERAL

     Land Acquisition. The Company selects land for its home and other development projects based upon a variety of factors, including (i) internally and externally generated demographic and marketing studies, (ii) soil and other physical conditions of the site, (iii) financial and legal reviews as to the feasibility of the proposed project, including projected profitability, (iv) the ability to secure necessary financing and additional governmental approvals and entitlements, (v) environmental due diligence, (vi) competition, (vii) proximity to local traffic corridors and community facilities, (viii) infrastructure requirements for grading, drainage, utilities and streets and (ix) management's judgment and experience as to the real estate market and economic trends in a particular market.

     Management generally seeks opportunities to purchase undeveloped land and the Company invests the time and resources to obtain all necessary entitlements and develop the land. By acquiring unentitled land, the Company (i) minimizes its capital investment because the land can generally be purchased at a discount to land with entitlements and because the purchase is generally not consummated until all necessary entitlements are obtained, (ii) realizes greater returns on its investment in land due to the significant value that is added once entitlements are obtained and subdivision or parcel maps are filed and (iii) is provided a greater degree of involvement and control over the design and development process. Once entitlements are obtained, the Company undertakes final engineering, site grading and construction of roads and utilities.

     The Company utilizes contingent purchase agreements and options to control land while it performs its preliminary review. The Company typically obtains all necessary development approvals, completes a satisfactory environmental assessment of the site, secures any necessary financing and completes other due diligence deemed appropriate by the Company prior to becoming obligated to complete the purchase or exercising its option. The use of contingent purchase agreements and options reduces the risks normally associated with the purchase of undeveloped land and reduces the Company's land carrying costs. The Company does not generally inventory undeveloped land; rather, the Company typically acquires land in contemplation of a specific development project which is scheduled to be commenced within six to nine months following the acquisition. In certain cases, however, the Company may acquire a site larger than required for the specified project with the intent of using the balance of the site for future development.

     The Company owns one site containing approximately 10 acres on which the Company is currently developing single-family detached homes and one site containing approximately 92.5 acres zoned for mixed residential development. The Company has entered into options to acquire five additional sites, containing an aggregate of approximately 180 acres, proposed to be developed with residential properties, subject to obtaining all necessary entitlements. Two of these sites, containing an aggregate of approximately 144 acres, will be acquired utilizing $5.8 million of the net proceeds of the Offering. The Company also owns approximately 13.6 acres zoned for commercial or industrial development and has an additional 4.4 acres of commercial or industrial property under option. All of the foregoing property is located in the greater Las Vegas area.

     A small portion of the 92.5 acre mixed residential site has been identified by the U.S. Army Corps of Engineers (the "Corps") as jurisdictional wetlands. Before the Company may engage in any activities at the overall site that may constitute dredging or filling of the wetlands, it must obtain a permit from the Corps. The Company has commenced the process of applying for the permit and believes, based on initial meetings with the Corps, that the permit will be issued in due course and without significant conditions. However, there can be no assurance that the Corps will grant the permit or that the permit will not impose onerous conditions. The Company has commenced pre-construction development activities with respect to approximately 36 acres of the site. The Company is willing to entertain a land exchange whereby all or a portion of the site would be exchanged for land which is of comparable or greater value. The Company would also consider a sale of all or a portion of the site. There can be no assurance, however, that the Company will be able to consummate such a land exchange or sale, in which event the Company will endeavor to develop the entire site as residential development.

     The continuation of the Company's development activities over the long term will be dependent upon its continued ability to locate, enter into contracts to acquire, obtain governmental approval for, consummate the acquisition of, and improve suitable parcels of land.

     Construction. The Company currently employs a licensed architect who directs and oversees the preparation of design plans for all of the Company's projects by its design staff. Engineering plans are prepared by consultants retained by the Company. The Company acts as the general contractor for all of its development projects and each is assigned a project manager with responsibility for all planning, scheduling and budgeting operations and an on-site superintendent who oversees the subcontractors. The Company supervises the construction of each project, coordinates the activities of subcontractors and suppliers, subjects their work to quality and cost controls and assures compliance with zoning and building codes. In addition, the Company performs certain construction services, including concrete, masonry, wood framing, painting, drywall and landscaping. The Company also intends to develop capabilities in flooring, roofing and insulation. Management believes that the Company's ability to perform construction services provides the Company with a competitive advantage by enabling it to better control the costs, timing and, therefore, profitability of its projects.

     As to trades not performed by the Company, the Company subcontracts to specialty contractors. Subcontractors typically are retained on a project-by-project basis to complete construction at a fixed price. Agreements with the Company's subcontractors are generally entered into after competitive bidding on an individual basis. The Company generally obtains information from prospective subcontractors and suppliers with respect to their financial condition and ability to perform under their agreements prior to commencement of a formal bidding process. The services performed for the Company by subcontractors are generally readily available from a number of qualified subcontractors.

     The Company uses, to the extent feasible, standardized designs and materials in its commercial construction and homebuilding operations in order to permit efficiencies in construction and materials purchasing that can result in higher margins. In addition, by integrating its development and construction operations, the Company is able to offer affordable homes with a wide range of amenities.

     The Company generally negotiates the purchase of major raw material components, such as concrete, lumber and structural steel. Where possible, the Company negotiates price and volume discounts with suppliers on behalf of itself and its subcontractors in order to take advantage of its volume of production. Raw materials used in the Company's operations are generally readily available from a number of sources but prices of such raw materials may fluctuate due to various factors, including supply and demand.

     HOMEBUILDING

     In 1995, the Company began applying its construction expertise to the development of value-priced single-family detached homes to meet the demand for affordable housing in the Las Vegas market. The Company's objective in its homebuilding activities is to deliver superior value to low and moderate income families by pricing its homes competitively while providing innovative designs, quality construction and features and amenities not usually found in affordable housing. Management plans to offer a range of value-priced homes at each residential development, including at least one design that is the lowest priced comparable product in the market. The Company has been able to minimize the cost of its homes by integrating and performing many of the development functions as well as utilizing high density site plans configured with the lots having minimal frontage. This type of site design enables the Company to reduce certain infrastructure construction costs, such as streets and sewer lines, in order to increase potential profitability. The Company intends to expand its single-family development activities to include condominiums, townhouses, cluster homes and duplexes.

     Product Description. Summit Hills is the Company's first single-family home development. Site grading commenced in July 1995 and Phase I, comprised of 47 homes, was completed in April 1996. Phase I is comprised of two-bedroom, two-bath homes of approximately 950 square feet and three-bedroom, two-bath homes of approximately 1,100 square feet. The base sales prices of homes in Phase I ranged from approximately $66,000 to $70,000, depending on the model, lot location and optional features. Phases II, III and IV of Summit Hills include two and three-bedroom models, as well as a four-bedroom, two-bath model of approximately 1,250 square feet. The two-and three-bedroom homes in Phases III and IV were sold at base prices ranging from $69,950 to $75,990, approximately 5% higher than the comparable models in Phase I. The four-bedroom model was sold at an average price of approximately $77,910. Management believes that its price structure made Summit Hills one of the most affordable newly constructed single-family detached home communities in the Las Vegas area and one of only two developments offering single-family detached homes for sale under $70,000. The homes' designs include open floor plans which permit an efficient use of the limited space. Common area amenities at the Company's home developments include pools, community centers and landscaped common areas. Management believes that the affordable price of its homes, combined with their quality and features, contributed to making Summit Hills one of the best selling home developments in Clark County in 1996.

     Hillcrest, the Company's second single-family home development, is comprised of 90 detached single-family homes. The Company completed all lot development at Hillcrest in 1996 and constructed three Hillcrest model homes in early 1997. Hillcrest I, which consists of 34 homes, is expected to be completed in mid-1997. The Company has designed the homes at Hillcrest utilizing the same floorplans that were successful at Summit Hills. Various design improvements, including concrete tile roofs, vaulted ceilings, a sliding glass door in the master bedroom, wiring for a security alarm, backyard landscaping and exterior trim, have been incorporated into the Hillcrest homes based on the Company's survey of Summit Hills homeowners. Common area amenities at Hillcrest will include a recreation building with a pool and spa. The estimated cost to develop the Hillcrest development is approximately $6.3 million.

     The Company is currently in the initial stages of design and development of residential communities at Taylor Ranch, Madre Mesa, Silver Springs and Sunrise Ridge which will include townhouses, condominiums, cluster homes and duplexes. The townhouses will have two or three bedrooms, with two and one-half baths, and either a one- or two-car attached garage. The condominiums will consist of one-bedroom, one-bath units and two-bedroom, two-bath units. The cluster home development will consist of seven to eight single-family detached homes sharing a common cul-de-sac, thus enabling the Company to maximize the number of homes buildable on the site. Each duplex unit will be a single-story unit, modeled after the two bedroom plan at Summit Hills, sharing a common wall with one other duplex unit. The Company is unable to make a meaningful estimate of actual project development costs for Taylor Ranch, Madre Mesa, Silver Springs and Sunrise Ridge.

     The following table presents certain information relating to the Company's current home developments, both of which are in the Las Vegas area. All sales information is provided as of March 31, 1997.

                                                    TOTAL                                                   ESTIMATED
                                                   HOMES AT     HOMES    HOMES    HOMES IN      HOMES        AVERAGE
       COMMUNITY                HOME TYPE         COMPLETION   SOLD(1)   CLOSED   BACKLOG    REMAINING(2)   PRICE(3)
-----------------------  -----------------------  ----------   -------   ------   --------   ------------   ---------
Summit Hills I.........  Single-family detached        47         47        46        1           --         $70,270
Summit Hills II........  Single-family detached        60         60        59        1           --         $74,600
Summit Hills III.......  Single-family detached        60         60        57        3           --         $76,100
Summit Hills IV........  Single-family detached        52         52        48        4           --         $77,910
                                                                                     --           --
                                                      ---        ---       ---
    Subtotal...........                               219        219       210        9           --
                                                                                     --           --
                                                      ---        ---       ---
Hillcrest I............  Single-family detached        34         22        --       22           12         $77,220
Hillcrest II...........  Single-family detached        24         --        --       --           24         $84,160
Hillcrest III..........  Single-family detached        20         --        --       --           20         $84,160
Hillcrest IV...........  Single-family detached        12         --        --       --           12         $84,160
                                                                                     --           --
                                                      ---        ---       ---
    Subtotal...........                                90         22        --       22           68
                                                                                     --           --
                                                      ---        ---       ---
        Total..........                               309        241       210       31           68
                                                      ===        ===       ===       ==           ==

---------------

(1) "Homes Sold" includes both home sales which have closed and homes subject to pending sales contracts.

(2) "Homes Remaining" is the number of constructed homes not yet sold and the number of homes which could be built on both the remaining lots available for sale and land to be developed into lots as estimated by the Company.

(3) "Estimated Average Price" represents the average sales price of homes sold and the proposed offering price of homes to be built in future phases.

     The following table presents certain information relating to the Company's planned home developments, all of which are in the Las Vegas area. The Company controls the land for each planned home development. In most cases, the planned home developments require additional entitlements prior to the commencement of construction. See "-- Development Activities -- General -- Land Acquisition" and "Risk Factors -- Regulatory and Environmental Risks."

                                                                                                            ESTIMATED
                                                                                       TOTAL HOMES           AVERAGE
                      COMMUNITY                              HOME TYPE                AT COMPLETION         PRICE(1)
-----------------------------------------------------  ----------------------         -------------         ---------
Taylor Ranch.........................................  Single-family detached               129              $ 80,660
Taylor Ranch.........................................  Condominiums                         128              $ 54,990
Taylor Ranch.........................................  Townhouses                           222              $ 75,660
Taylor Ranch.........................................  Cluster homes                        149              $ 85,590
Taylor Ranch.........................................  Duplexes                              66              $ 75,990
Madre Mesa...........................................  Single-family detached                42              $ 93,000
Madre Mesa...........................................  Cluster homes                         48              $ 89,000
Madre Mesa...........................................  Townhouses                           134              $ 79,500
Silver Springs.......................................  Cluster homes                        283              $ 85,990
Sunrise Ridge........................................  Townhouses                           154              $ 85,000
                                                                                          -----
        Total........................................                                     1,355
                                                                                          =====

---------------

(1) "Estimated Average Price" represents the proposed offering price of homes.

     Production Strategy. The Company attempts to limit the number of unsold units under construction by limiting the size of each construction phase and closely monitoring sales activity. However, the Company commences construction prior to obtaining sales contracts for all homes within a given phase. The Company strives to match construction starts to its sales rates. The Company controls its construction starts by releasing homes for construction and for sale in phases. Building homes of the same product type in phases also allows the Company to utilize production techniques that reduce its construction costs. The size of these phases depends on such factors as current sales and cancellation rates, the type of buyer targeted for a particular residential project, the time of the year and the Company's assessment of prevailing and anticipated economic conditions. Depending on the design, time of year, local labor situation, governmental approvals, availability of materials and supplies, and other factors, the Company generally completes a home in three to four months.

     Marketing and Sales. The Company sells its homes through its own licensed sales representatives who typically work from sales offices located in the model homes at the development. Sales representatives assist potential buyers by providing them with basic floorplans, price information, development and construction timetables, tours of model homes and the selection of options. The Company's sales representatives are provided training by the Company and generally have had prior experience selling new homes in the local market. The Company also markets its homes for sale through direct mailing to identified populations of prospective buyers and, to a lesser extent, through other media, including newspaper, television and radio advertising, billboard and other signage.

     The Company has built and decorated model homes at each of its residential communities to display the homes' design features. Model homes play a key role in helping buyers understand the efficiencies and value provided by each plan type of the Company's homes. The Company intends to utilize model homes at each of its planned residential communities.

     Homes are typically sold prior to or during construction using sales contracts which are accompanied by small cash deposits. Purchasers are permitted to cancel sales contracts if they are unable to qualify for financing and under certain other circumstances. The Company believes that its cancellation rate is consistent with that generally experienced at other affordable home developments. Although cancellations can delay the sale of the Company's homes, they have not had a material impact on sales, operations or liquidity because the Company closely monitors the progress of prospective buyers in obtaining financing and monitors and adjusts its construction plans to better match the level of demand for its homes.

     To assist in the marketing of its homes and to limit the Company's liability for certain construction defects, the Company sells the homes subject to a limited warranty which includes, among other things, coverage from an insurance company for the cost to repair major structural defects for ten years. The Company is liable for such repair costs during only the first two years and, subject to the following limitations, such liability is covered by the Company's builders' policy. The foregoing repair costs are limited by the Company's builders' policy to the repair, replacement or payment of the reasonable cost of repair or replacement of such warranted items not to exceed an aggregate equal to the final sales price of the home covered by the warranty. The choice to repair, replace or make payments is the Company's during the first two years and the insurance company's thereafter. In addition, all other warranties, express or implied, including but not limited to, all implied warranties of fitness, merchantability or habitability, are disclaimed and excluded to the extent allowed by law.

     Customer Financing. The Company does not provide financing to prospective home buyers, but works closely with unaffiliated mortgage lenders who assist the Company's home buyers in locating financing. At the on-site office, sales representatives provide prospective home buyers with information regarding the qualifying criteria for mortgage financing. In addition, the Company prices its homes to meet the applicable requirements for a home buyer's mortgage loan to be insured by the FHA or guaranteed by the VA and purchased by the Nevada Housing Division. FHA and VA financing generally enables home buyers who satisfy certain income and other requirements to purchase homes with lower down payments than the down payments required by conventional mortgage lenders, and the Nevada Housing Division's mortgage purchase programs generally enable such buyers to obtain mortgage financing at less than prevailing rates. The Company also intends to work with other federal, state and nonprofit sponsors which provide down payment assistance to qualifying home buyers. Management believes that the availability of the foregoing financing programs broadens the pool of potential purchasers for the Company's homes.

     Customer Service and Quality. Management believes that strong customer relations and an adherence to high quality control standards are fundamental to the Company's continued success. The Company employs a quality assurance process which is intended to provide a positive atmosphere for each customer throughout the pre-sale, sale, building, closing and post-closing periods. The Company employs full-time customer service employees, who, working as a team with the Company's sales representatives and on-site construction supervisor, oversee compliance with the Company's quality control standards. These employees as a group have responsibility for (i) overseeing the entire project from land development through construction, (ii) overseeing performance by the Company's subcontractors and suppliers, (iii) reviewing the progress of each home and conducting formal inspections as specific stages of construction are completed,
(iv) regularly updating each buyer on the progress of such buyer's home, (v) preparing homeowner orientation materials and (vi) scheduling and performing all service calls to handle "punchlist" and other items immediately before and after the home sale.

     PORTFOLIO PROPERTIES

     The Company takes advantage of its construction experience and expertise by developing residential, retail and commercial income producing properties for its own portfolio. At March 31, 1997, the Company owned and operated a portfolio of 14 properties comprised of approximately 334,150 square feet of office, retail and industrial space. In addition, since March 31, 1997, the Company has completed construction of three portfolio properties, one of which has been sold, one of which is under contract to be sold and one of which is in initial lease-up. The Company currently has seven proposed portfolio properties in the initial stages of development. The estimated aggregate cost to construct such projects is approximately $8.5 million, substantially all of which will be financed with construction loans. Management monitors the market for the Company's properties on an ongoing basis to take advantage of opportunities for strategic sales of its holdings when conditions are favorable. See "-- Property Operations and Management -- Operations."

     The Company builds retail and office properties which typically are located within commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. Management believes the benefits of such locations include high visibility to passing traffic, ease of access and tenant control over the site's operating hours and maintenance standards. The Company typically builds industrial properties in areas where other industrial properties are located. The Company's commercial and industrial properties have the potential to be easily adapted to a variety of tenants and have relatively low re-leasing costs which provide the Company with flexibility in use and tenant selection when the properties are vacated upon lease termination.

DESIGN-BUILD SERVICES

     The Company provides its design-build services to third-party clients, including Tax Credit Partnerships. During the three years ended December 31, 1996, the Company completed 20 design-build projects, comprised of five industrial facilities, 12 other commercial properties and three apartment complexes. At March 31, 1997, the Company had eight uncompleted design-build projects under contract, representing an aggregate contract amount of approximately $59.0 million, and an additional three design-build projects in the initial stages of development, but not yet under contract.

     Under design-build services, the Company conducts all phases of the project including architectural design, the selection and review of engineering professionals and the performance of all general contractor responsibilities. Design-build projects can permit accelerated construction because the Company can perform work on certain aspects of a project while other aspects are still being designed. Design-build contracting enables the Company to provide customers with comprehensive project management, providing a coordinated team approach from the pre-construction development stage through construction and completion of a project.

     Design-build projects are undertaken on a fixed-price basis and may be built on land owned by the Company which is then sold to the client, on land owned by the client or on land identified by the client which is then either purchased by the client or by the Company for resale to the client. The typical design-build contract requires the Company to obtain all necessary government permits and approvals, perform or oversee all architectural and engineering services, construct the project and, in many cases, arrange, on the client's behalf, any needed land, construction and permanent financing. The Company's design-build projects are generally the result of referrals by former clients, brokers or others in the real estate business.

     Fixed-price contracts require the Company to accurately estimate the cost and quantities of materials, labor and equipment necessary, and the amount of time required to complete a project. The Company generally bears the risks of construction cost overruns. In order to arrive at the contract price, the Company uses a computer-based estimating program to develop a comprehensive estimate for the project for which separate labor, equipment, material, subcontractor, overhead and profit estimates are compiled. Once a project begins, the estimate is used to measure and monitor ongoing project costs. The Company's ability to estimate project costs accurately has been a key component of its success and profitability. Fixed-price contracts provide the opportunity for greater profits to the extent the contractor is able to hold down costs below those originally anticipated.

     The Company bills its client, or the project construction lender, for work performed and pays the subcontractors from funds received. The Company is responsible for the performance of the entire contract, including work assigned to subcontractors. Accordingly, the Company is subject to liability resulting from the failure of subcontractors to perform as required under the contract. Typically, pursuant to construction industry practice, a portion of billings, generally not exceeding 10%, is retained by the client until the project is completed. The Company recognizes revenue and profit on its construction contracts under the percentage-of-completion method.

     The Company does not furnish bonds guaranteeing its performance and, because the Company thoroughly investigates its subcontractors prior to entering into subcontracts, the Company generally does not require completion bonds from its subcontractors. To date, the Company has not been denied a construction job because of its unwillingness to furnish a completion bond.

     Stages of a Project. The Company's design and construction process is intended to be accomplished through a coordinated, cooperative team approach. The Company's primary goal is to achieve the owner's cost and schedule objectives while producing a facility of the highest standards of quality. Following is a summary of the Company's approach at the pre-construction, construction and post-construction stages of a project:

          Pre-Construction Stage. Management believes that the Company's pre-construction stage involvement results in many benefits to its clients. The Company's approach for providing pre-construction services involves establishing a project team that advises and assists the client on all aspects of design and development for the project. The Company also assists in or manages the development of the architectural, civil, mechanical, electrical and structural plans and specifications, and advises in the areas of land selection, construction feasibility, possible economies, availability and utilization of materials, and labor and time requirements for procurement, construction and project costs.

          The Company assists its clients in the financial planning for the project through preparation of cash flow projections, accounting procedures, detailed cost budgets and comparative cost analysis studies. More specifically, the Company assumes responsibility for the preparation and updating of detailed project schedules which incorporate all required project activities. The Company (i) works with the client to establish completion dates for all stages of the project, (ii) analyzes market conditions with a view toward material availabilities, cost strategies, construction techniques, manpower levels and similar matters, (iii) develops a bid-packaging program to encourage maximum bidder interest and fully defines the work to minimize contingencies for unknown circumstances,
     (iv) thoroughly reviews and defines the project schedule, critical materials required, delivery dates and performance criteria with the selected subcontractors and (v) advises and incorporates considerations regarding construction safety and public agency requirements.

          Construction Stage. As general contractor, the Company assumes responsibility for managing the construction of a project and directs the field execution of the concepts and objectives established during the pre-construction stage. The Company maintains a full-time, supervisory staff at the job site to coordinate and provide general direction of the work and progress of the subcontractors, establishes an on-site organization to carry out the overall plans of the project team and directs the work being performed until final completion and delivery to the owner. The Company regularly conducts job meetings to discuss the orderly progress of the work.

          During the past year, the Company began to perform many of the functions previously performed by subcontractors, including concrete, masonry, wood framing, painting, drywall and landscaping. The Company intends to integrate certain additional construction trades to further increase its profitability and strengthen its competitive position. Management believes that the Company's ability to perform these construction services provides the Company with a competitive advantage by enabling it to better control the costs, timing and, therefore, profitability of its projects.

          Post-Construction Stage. As a project nears completion, the Company works with the project team to assist in an orderly project close-out and transition from construction to actual use in the areas of quality control, documentation and building turnover.

     Tax Credit Projects. Substantially all of the Company's design-build contracts for apartment complexes have been Tax Credit Projects developed for Tax Credit Partnerships formed to take advantage of the low income housing tax credit provided by Section 42 of the Internal Revenue

Code (the "Housing Tax Credit"). The Company has completed the construction of three Tax Credit Projects. The Housing Tax Credit has the effect of making the purchase of eligible apartment complexes a more attractive investment by increasing the return on investment. Developing Tax Credit Projects, which are typically in excess of 200 units, provides the potential for substantial benefits to the Company. In a typical Tax Credit Project, the Company is retained by the Tax Credit Partnership to develop the project pursuant to a fixed-price construction contract. Included in the fixed price are the Company's customary contractor and developer fees and, where market conditions permit, a markup on the sale of the underlying land. The cost of developing the Company's Tax Credit Projects is generally financed approximately as follows: loan proceeds, 60% to 65%; partner equity, 15% to 30%; and deferred developer fees, 5% to 15%. In addition, the Company may be entitled to earn, upon completion or over a period of time following completion, certain additional fees, including property management fees based on property rental income. See "-- Property Operations and Management -- Management and Leasing" and "-- Regulatory and Environmental Matters -- Resident Income and Other Limitations."

     The Company structures the Tax Credit Partnership and generally retains or purchases up to a 1% general partner interest which generally entitles it to between 66% and 85% of any distributions of net cash from operation of the Tax Credit Project and from its sale. Through April 30, 1997, the Company had received aggregate distributions of net cash from operations of the Tax Credit Partnerships of approximately $24,000. Since none of the Company's Tax Credit Partnerships has sold its Tax Credit Project, the Company has received no distributions of sale proceeds. There can be no assurance that the Company will receive any distribution of sales proceeds upon the eventual sale of the Tax Credit Projects. The Company's capital contribution for its general partner interest is funded in cash or as a contribution of all or a portion of its equity in the land on which the Tax Credit Project is to be constructed. In addition to its capital contribution, the Company is typically obligated to make operating expense loans, up to a stated maximum, to meet operating deficits of the Tax Credit Partnership. Under the terms of the partnership agreements of two Tax Credit Partnerships, the Company is required to withdraw as a general partner upon receipt of all amounts due the Company for developer fees. An unaffiliated third-party investor group is the limited partner of the Tax Credit Partnership and contributes all or substantially all of the equity capital to the Tax Credit Partnership in exchange for substantially all of the benefit of the Housing Tax Credit. The investor limited partner's equity is generally contributed in installments over a period of approximately 24 months. Approximately 40% of such contribution is funded upon admission of the investor limited partner to the Tax Credit Partnership and the balance is contributed from time to time when specified conditions are satisfied (i.e., completion of construction, certification of project costs and award of tax credits by the Nevada Housing Division and achievement of specified levels of operating cash flow).

     The Tax Credit Projects are also structured to be eligible for financing through one or more of the tax-exempt private activity revenue bond programs sponsored by the Nevada Housing Division. The programs of the Nevada Housing Division are intended to provide incentives for the construction, ownership and financing of housing for persons and families of low and moderate income. These incentives may include lower interest rates on construction and permanent financing with respect to the eligible project. Nevada Housing Division bond financing typically involves substantially greater origination fees and expenses than those associated with conventional financing. The Company believes that the return on its investment provided by the lower interest rates over the term of the loan more than compensates for the additional fees and expenses.

     The Company has completed the construction of three Tax Credit Projects and is currently completing construction of two additional Tax Credit Projects. One planned Tax Credit Project is in the initial stages of development. The following table sets forth information regarding the Tax Credit Projects. Except as otherwise indicated, the Company holds a general partner interest in the Tax Credit Partnership which holds fee simple title to the project.

                                                                                      DATE OF
                                                                 TOTAL PROJECT      COMPLETION
                                                                    COST(1)        OR ESTIMATED      NUMBER      OCCUPANCY
            TAX CREDIT PROJECT                     TYPE         (IN THOUSANDS)      COMPLETION      OF UNITS     AT 3/31/97
------------------------------------------   ----------------   ---------------    -------------    ---------    ----------
Completed:
  Saratoga Palms East I(2)................   Senior Citizens        $16,900             2/96           360           98%
  Lake Tonopah............................   Senior Citizens         15,400             8/96           356           93%
  Paseo del Prado.........................   Family                   6,900            10/96           120           98%
Under Construction:
  Saratoga Palms East II..................   Family                  16,400             6/97           256           42%(3)
  Saratoga Palms North II.................   Family                  16,100             7/97           252            --
Planned:
  Madre Mesa(4)...........................   Family                  16,500            12/98           224            --

---------------

(1) Represents all costs of the project including land, construction, development, lease-up and financing costs, estimated at March 31, 1997.

(2) James C. Saxton, the managing general partner, intends to assign his general partner interest to the Company in the Reorganization, however such assignment is subject to receipt of the SPE Consent. Although the Company expects to receive the SPE Consent by the closing of the Reorganization, there can be no assurances that the SPE Consent will be obtained by such date or at all. If the SPE Consent is not obtained by the closing of the Reorganization, Mr. Saxton will remain the managing general partner of Saratoga Palms East I until the SPE Consent is received. Mr. Saxton has agreed that until the SPE Consent is received he will contribute to the Company an amount equal to all distributions he receives in respect of his general partner interest.

(3) This property is in initial lease-up.

(4) This property is in the early stages of development pursuant to an agreement between the Tax Credit Partnership and the Company. Development of this property is dependent upon the Tax Credit Partnership receiving funding by an investor limited partner group, additional bond allocation and commitments for construction and permanent financing.

     The ability of the Company to continue to develop Tax Credit Projects in the future is subject to the continued availability of the Housing Tax Credit and the ability of the Company to utilize revenue bond financing for its projects in the future is subject to its ability to obtain such financing from various state and local agencies.

PROPERTY OPERATIONS AND MANAGEMENT

     Operations. The Company's property operations provide it with flexibility with respect to the disposition of its portfolio properties and enables it to diversify its sources of revenues. The following table sets forth certain information regarding each of the Company's operating portfolio properties as of March 31, 1997. The Company holds fee simple title to each property.

                                       APPROXIMATE                                                            CURRENT
                            YEAR         SQUARE            PRINCIPAL        NUMBER OF       OCCUPANCY       ANNUALIZED
       PROPERTY(1)        COMPLETED      FOOTAGE         TENANT(S) (2)      TENANTS(3)    AT 3/31/97(3)    BASE RENT(4)
-----------------------------------   -------------   ------------------- --------------  --------------   -------------
Retail:
  Nellis Express                                              --
    Village...............    1986        16,260                                11              85%          $ 140,342
  Levitz..................    1991       102,400      Levitz Furniture           2             100%            940,880
  Furniture Expo..........    1992        37,260      Furniture Expo;            4             100%            410,620
                                                      Leather Factory(5)
  Woody's Furniture.......    1993         4,680      Woody's Furniture          1             100%             75,000
  Turtle Stop(6)..........    1994         4,430      Operations                 1             100%            163,070
                                                      Management Group
  Sahara/Decatur..........    1996         3,630      Bruegger's Bagels;         2             100%             94,770
                                                      Mirage Mattress
  Nellis/Stewart..........    1996         4,570      Bargain City               1              78%(7)          51,422

                                       APPROXIMATE                                                            CURRENT
                            YEAR         SQUARE            PRINCIPAL        NUMBER OF       OCCUPANCY       ANNUALIZED
       PROPERTY(1)        COMPLETED      FOOTAGE         TENANT(S) (2)      TENANTS(3)    AT 3/31/97(3)    BASE RENT(4)
-----------------------------------   -------------   ------------------- --------------  --------------   -------------
Office:
  Las Vegas Sun...........    1987        15,450      Las Vegas Sun              1             100%            215,280
  Americana...............    1991        17,150      Americana Realtors         2              75%            136,330
  General Services                                    Social Security
    Administration........    1994        17,000                                 1             100%            258,310
                                                      Administration
  Flamingo Pt.............    1995         8,080      Air Touch Paging;          2              76%             81,700
                                                      A-Z Women's Clinic
  Sahara Vista............    1996        40,000              --                 6              80%(7)         228,056
Industrial:
  Arcata Industrial                                   Status Vending(8)
    Park..................    1989        24,200                                 4             100%            113,817
  JCH Wire and Cable......    1991        39,040      JCH Wire and               1             100%            206,950
                                                      Cable(9)

---------------

(1) Excludes two retail properties owned by the Retail Partnership. Other than Turtle Stop and Las Vegas Sun which are currently owned by the Company, all properties included on the table will be acquired by the Company in the Reorganization concurrently with the closing of the Offering. See "The Reorganization."

(2) For purposes of the table, a principal tenant is a tenant which leases 25% or more of a property.

(3) In the case of the Americana and Sahara Vista office buildings and the Arcata Industrial Park, the occupancy has been calculated including space occupied by the Company. See "-- Facilities."

(4) Represents monthly base rent of occupied space at March 31, 1997, annualized.

(5) Upon termination of its lease on May 31, 1997, Leather Factory vacated 10,000 square feet at this property, representing 27% of the property's leasable space and 26% of the property's annualized base rent at March 31, 1997.

(6) At May 15, 1997, the tenant was indebted to the Company for delinquent rent in the amount of approximately $160,680. See "Certain Relationships and Related Transactions."

(7) This property is in initial lease-up.

(8) Under its lease agreement, until December 31, 1998, the tenant has the right to purchase the property for approximately $1.3 million, subject to annual increases based on increases in the consumer price index.

(9) The Company is building a new property for this tenant on a design-build basis. Upon completion of the property, estimated to occur in mid-1997, the tenant will vacate its current space.

     Since March 31, 1997, the Company has completed construction of three portfolio properties, one of which has been sold, one of which is under contract to be sold and one of which is in initial lease-up.

     All of the Company's leases for its retail and industrial properties are on a triple net basis and the leases of its office properties are on either a triple net or full service gross basis. Under a triple net lease, tenants pay their utilities and a pro rata share of all building insurance, property taxes and common area services. Under a full service gross lease, the landlord provides and pays for all utilities to the tenants' premises, as well as all building insurance, property taxes and common area services, except that in most cases the Company's office tenants are required to reimburse the Company for their pro rata shares of increases in building operating costs each year over those incurred in the base year, which is generally the year in which a particular tenant's lease commences.

     Leases for the Company's commercial and industrial properties typically have terms ranging from one to five years, with renewal options of various periods, and provide for periodic rent increases in either stated amounts or based upon increases in the consumer price index. Based on leases in effect at March 31, 1997, leases representing approximately 8.7% of the Company's commercial and industrial rental space, and approximately 11.9% of the current annualized rental revenues therefrom, will expire on or before December 31, 1997, assuming no renewal options are exercised. Management believes that either the tenants will renew their leases or the Company will be able to re-lease the vacated space at market rents.

     The Company regularly repairs and maintains its operating properties, including making the capital improvements, on an as needed basis utilizing available working capital. There are no current plans for any renovation or improvement of any operating property and no funds have been reserved for such purpose.

     Management and Leasing. The Company provides property management and leasing services with respect to all operating properties held in its portfolio. From time to time the Company also provides such services for properties developed by the Company and owned by third parties. Property management agreements with third parties generally provide for the Company to be paid a management fee of 3% to 5% of a property's gross rental income and generally have a minimum term of five years, although some agreements provide for earlier termination without cause. To date, the Company's revenue from third party property management has not been significant. While management anticipates that the Company's revenues from its property management operations will increase as a result of its increased development of Tax Credit Projects, such operations are not anticipated to be material to the Company overall.

     Other than design-build properties which are to be occupied by the Company's client, the Company strives to pre-lease its commercial properties before and during construction through the use of on-site billboards, print advertising and direct mail flyers. Although the Company has not previously charged a separate leasing brokerage commission, the Company will, where possible, negotiate a separate leasing commission for its services in leasing properties owned by third parties. Tenants for the apartment complexes are generally obtained through a combination of print advertising, on-site billboards and walk-in traffic. As manager of residential properties, the Company is responsible for the rent-up of the property and its daily maintenance. All maintenance services, other than non-routine plumbing and electrical, are provided by employees of the Company. See "-- Regulatory and Environmental Matters -- Resident Income and Other Limitations."

STRATEGIES

     The Company's business and growth strategy includes the following key elements:

     Reducing the risk of economic and real estate cycles through operating diversification. The Company seeks to enhance its financial stability and reduce the potential impact of economic and real estate cycles by operating in three components of the real estate business: (i) the design, development, construction and sale of single-family homes and portfolio properties; (ii) design-build services for third-party clients and (iii) property operations and management.

     Enhancing profitability through an opportunistic approach to development. The Company seeks to take advantage of market opportunities by employing its experience and expertise to identify and enter new markets. Most recently, in response to the identified shortage of affordable housing, the Company expanded its development operations to include value-priced homes and increased its development of apartments for low and middle income families and senior citizens.

     Increasing profit margins through vertical integration. The Company's real estate and construction expertise allows the integration of most aspects of development and construction, thereby enabling the Company to provide one-stop shopping to its customers, maintain greater control over its projects and generate higher operating margins. The Company intends to integrate certain additional construction trades to further increase its profitability and strengthen its competitive position.

     Reducing development risks through conservative land policies. The Company seeks to maximize its return on capital by limiting its investment in land while maintaining an inventory of owned and controlled sites sufficient to accommodate demand for its homes and other development requirements. The Company seeks to further maximize its return by acquiring undeveloped land and using its expertise to obtain all entitlements and develop the land. To implement this strategy and to reduce the risks associated with investments in land, the Company uses options or conditional land sales contracts to control land whenever possible and seeks to purchase land only for specific developments.

     Expanding business opportunities by taking advantage of government-sponsored programs. The Company has expanded its business opportunities by building projects which are eligible for various government-sponsored programs that provide down payment assistance or lower cost financing. These government-sponsored programs include private activity revenue bonds, small business loans and mortgage loan programs of federal agencies. By building properties which are eligible for such programs, the Company is able to expand the pool of qualified purchasers for its homes and other properties.

     Pursuing geographic expansion. While the Company believes that the outlook for the Las Vegas market is favorable, geographic expansion is a key element in achieving long-term stability and growth. The Company intends to capitalize on its experience and demonstrated capabilities in real estate by targeting other viable geographic markets, including other areas of Nevada and selected markets in the southwestern United States, such as Arizona and New Mexico.

     Pursuing growth through strategic acquisitions. The Company believes that there are significant opportunities to acquire existing homebuilding companies, particularly in and around the Las Vegas area and selected markets in the southwestern United States. The Company intends to pursue strategic acquisitions to provide the Company with additional market share, desirable land and local market experience. The Company has no agreements, understandings or arrangements with respect to any such acquisition and there can be no assurance that the Company will be able to consummate such an acquisition.

LAS VEGAS MARKET

     The Company currently focuses its real estate activities in Clark County, Nevada. The Company believes that Clark County provides a favorable environment for its real estate activities due to the rapid, continuing economic growth of Las Vegas and the surrounding areas and positive demographic trends associated with such growth. The area has experienced increasing levels of business and employment over the past decade, which have helped to drive large increases in population and demand for new construction of both commercial and residential developments.

     The following discussion includes information obtained from various published sources independent of the Company, including the Historical Perspective of Southern Nevada, Spring 1996, the Las Vegas Chamber of Commerce, The Center for Business and Economic Research at the University of Nevada, Las Vegas, the 1996 Las Vegas Perspective, the Nevada Apartment Association, U.S. Housing Markets, the U.S. Census Bureau and the Clark County Business Licenses Office. While the Company believes that such information evidences positive economic trends, there can be no assurance that these trends will continue.

     Clark County's population growth in recent years is among the highest in the nation. Now containing over one million residents, the population of Clark County grew at a 6.1% compounded annual rate between 1987 and 1996, substantially higher than the .91% compounded annual growth rate experienced nationally over the same period. The Las Vegas Chamber of Commerce has projected that Clark County's population will reach approximately 1.3 million people by the year 2000, an approximate 16.5% increase over the 1996 population. The strong population growth in Clark County has resulted, in large part, from the increasing availability of employment in the greater Las Vegas area. From 1987 to 1996, total employment in Clark County grew at a compound annual growth rate of 6.3%. Clark County's population growth is also the result of a growing retiree community, attracted by favorable living conditions, including the absence of state income, inheritance and estate taxes and a warm climate. From 1987 to 1996, the number of retirees residing in the greater Las Vegas area increased at a compounded annual growth rate of approximately 10.0% to over 167,600 people. The following tables show Clark County's population and employment growth from 1987 to 1996.

                            CLARK COUNTY POPULATION
                                   1987-1996

1987                                     1988             1989             1990             1991
616650                                 661690           708750           770280           820840

       Source: Historical Perspective of Southern Nevada, Spring 1996, by the Center for Business and Economic Research, UNLV, citing Nevada State Demographer.

                            CLARK COUNTY EMPLOYMENT
                                   1987-1996

1987                                     1988             1989             1990             1991
348640                                 379485           416647           456400           471094

          Source: Historical Perspective of Southern Nevada, Spring 1996, by the Center for Business and Economic Research, UNLV, citing 1995 Regional Economic Information Systems Data.

     The Company believes that much of the economic growth of Clark County has come from the expansion of the local gaming industry and transformation of Las Vegas into a leading destination resort city. Over 29.0 million people visited Las Vegas in 1996 spending over $22.5 billion, an increase of 82.8% and 162%, respectively over 1987. Las Vegas offers over 100,000 hotel rooms, the most of any city in the United States, and has the ten largest resort hotels in the world. With the development of mega-resorts, such as The Mirage, Excalibur, Treasure Island, MGM Grand, New York-New York and Monte Carlo, the gaming and hospitality industry has been a major source of new employment. Several new resort casino-hotel properties are now in development and scheduled to be completed in 1997 and 1998, including Bellagio, Paris and the property being developed on the site of the former Sands, and many existing casino-hotels are undergoing refurbishment and expansion, including Caesar's Palace, Circus Circus, Luxor and the Rio. At December 31, 1996, there were over 9,200 hotel rooms under construction and the Las Vegas Convention and Visitors Authority estimated that approximately 60,000 additional hotel rooms were proposed for construction. The Company anticipates that the expansion of the local gaming industry will continue to drive population and employment growth.

     The number of households in the Las Vegas metropolitan area increased 77.4% from 1987 to 1996, and new home sales in Clark County reached 19,799 in 1996, increasing from 9,634 new home sales in 1993. The median sale price in 1996 was $118,500, with 79% of new homes purchased costing less than $150,000. In 1996, permits were issued for 30,188 new housing units, including 18,901 detached single family homes, a 25.8% increase from 1993 levels, and 11,287 multifamily units, a 199% increase from 1993 levels. The following tables set forth the number of building permits and the median sales prices for single family homes from 1987 to 1996 and single family unit sales from 1992 to 1996.

                                  CLARK COUNTY
                           SINGLE FAMILY HOME PERMITS
                                   1987-1996

1987                                     1988             1989             1990             1991
5630                                     7850            11024            11177            12120

       Source: Historical Perspective of Southern Nevada, Spring 1996, by the Center for Business and Economic Research, UNLV

                                  CLARK COUNTY
                        SINGLE FAMILY HOME MEDIAN SALES
                                   1987-1996

1987                                     1988             1989             1990             1991
77000                                   78800            85700            93000           101400

         Source: U.S. Housing Markets

                                  CLARK COUNTY
                         SINGLE FAMILY HOME UNIT SALES
                                   1992-1996

1992                                     1993             1994             1995             1996
8636                                     9634            11735            17921            19799

               Source: Las Vegas Perspective, citing Greater Las
                       Vegas Association of Realtors and Homebuilders Research Association, Board of Realtors.

     Demand for apartments in Las Vegas has also steadily increased as a result of the local population growth. The average occupancy rate for apartment complexes in metropolitan Las Vegas increased from approximately 95% in 1993 to approximately 97% in 1994 and has remained at approximately 97% through 1996. In addition, as growing demand for apartments has outpaced the creation of new units, market rents have risen, increasing 8.5% between 1994 and 1996. The Company believes that, based on increasing occupancy and rental rates, there is presently a limited supply of vacant apartments in the greater Las Vegas area. The following table sets forth apartment occupancy rates in Clark County for 1992 through 1996.

                                  CLARK COUNTY
                           APARTMENT OCCUPANCY RATES
                                   1992-1996

1992                                     1993             1994             1995             1996
93.9                                       95             96.9             96.8             96.9

               Source: U.S. Housing Markets

     In addition to the expansion of the gaming and hospitality industry, economic growth in Clark County is being experienced in several other areas, most notably in the emerging local manufacturing and warehouse/distribution industries. Much of the growth in these and other areas can be attributed to a favorable business environment which attracts new companies as well as out-of-state businesses relocating to the greater Las Vegas area. These businesses are attracted by among other factors, the absence of state income taxes (both for corporations and individuals) and favorable unemployment and workers compensation tax rates. According to the Nevada Development Authority, more than 60 companies relocated to metropolitan Las Vegas in 1995 and 1996, creating an aggregate of more than 6,400 new jobs. In fiscal year 1995-1996, Clark County approved approximately 8,900 new general business applications (general business applications do not include liquor and gaming business applications). The growth of the local population also attracts more service and retail businesses to serve the expanding customer base. As a result, the Company believes that Clark County will continue to experience economic growth over an increasingly broader range of businesses in the next several years.

     As businesses expand or move into the area to service the growing population, they require new or larger facilities. As the following table demonstrates, the number of new commercial building permits (exclusive of hotels and motels) issued in Clark County increased to 1,435 permits (representing total building valuation of $810 million) in 1996.

                                  CLARK COUNTY
                          COMMERCIAL BUILDING PERMITS
                                   1992-1996

1992                                     1993             1994             1995             1996
421                                       596              642              809             1435

                Source: Las Vegas Perspective, citing building department reports.

                                  CLARK COUNTY
                 TOTAL COMMERCIAL BUILDING VALUATION (MILLIONS)
                                   1992-1996

1992                                     1993             1994             1995             1996
221.6                                   273.7            321.4              608            810.2

               Source: Las Vegas Perspective, citing building department reports.

     The Company believes that much of the demand for residential space is for moderately priced single family homes and apartments for working families and senior citizens. The Company also believes that the population and economic growth anticipated in Clark County will provide demand for its single family homes, as well as design-build services, for the next several years. However, there can be no assurance that the market will continue to grow.

COMPETITION

     The real estate industry is highly competitive. The Company competes for desirable properties, financing, raw materials and skilled labor. In each of its business components, the Company competes against numerous developers and others in the real estate business, many of which are larger and have greater financial resources and better access to capital markets than the Company. The Company competes on the basis of a complete package of real estate services it offers its clients, as well as its reputation for fair pricing and quality construction. The Company also competes with other owners and operators of real properties for tenants and buyers of the portfolio properties it owns and operates.

MORTGAGE INDEBTEDNESS

     The Company has generally financed its land acquisition and development activities utilizing the proceeds of institutional loans secured by real property. In some cases, the Company has utilized private financing, typically on a short-term or interim basis.

     On a pro forma basis as of March 31, 1997, after giving effect to the Reorganization and the Offering and the application of the net proceeds thereof (see "The Reorganization" and "Use of Proceeds"), the mortgage indebtedness of the Company was approximately $33.7 million. In addition, the Tax Credit Partnerships had approximately $49.0 million principal amount of indebtedness, of which approximately $37.2 million represents construction financing which is made on a recourse basis to the partnerships (and, therefore, to the Company as general partner).

     The following table sets forth certain summary information relating to the mortgage indebtedness of the Company and the Tax Credit Partnerships in order to present on a pro forma basis the obligations of the Company and the Tax Credit Partnerships with respect to their respective indebtedness.

                                                                                                                        WEIGHTED
                                    ORIGINAL      AGGREGATE      CURRENT     AGGREGATE      WEIGHTED                     AVERAGE
                                    AGGREGATE     PRINCIPAL     AGGREGATE      ANNUAL        AVERAGE       AGGREGATE    REMAINING
                       NUMBER OF    PRINCIPAL    BALANCE AT    ANNUAL DEBT   PRINCIPAL    INTEREST RATE   AMOUNT DUE      TERM
     TYPE OF DEBT      PROPERTIES    BALANCE       3/31/97     SERVICE(1)     PAYMENT      AT 3/31/97     AT MATURITY   (MONTHS)
--------------------------------   -----------   -----------   -----------   ----------   -------------   -----------   ---------
Company:
 Land Loans............      9     $ 8,737,000   $ 8,618,000   $1,556,660           --        18.1%       $ 8,618,000       11
 Construction
   Loans(2)............      6      15,675,000     8,352,000      858,760           --        10.3%       $15,675,000        4
 Permanent Loans.......     14      18,354,000    16,716,000    1,986,100     $433,100         9.3%       $11,909,000       70
                                   -----------   -----------
       Total...........            $42,766,000   $33,686,000
                                   ===========   ===========
Tax Credit
 Partnerships:
 Construction
   Loans(2)............      4     $37,175,000   $37,150,000   $3,569,600           --         9.6%       $37,175,000        8
 Permanent Loans.......      1     $11,900,000   $11,871,000    1,105,100     $ 94,600         8.6%                 0      351
                                   -----------   -----------
       Total...........            $49,075,000   $49,021,000
                                   ===========   ===========

---------------

(1) "Current Aggregate Annual Debt Service" includes both principal and interest payments, with interest calculated on principal amounts outstanding and at interest rates in effect on March 31, 1997.

(2) In the case of construction loans, "Aggregate Principal Balance at 3/31/97" represents the funded portion of the construction loan. It is anticipated that the full amount of each construction loan will be funded during the course of construction. Construction loan interest is capitalized and is paid utilizing a portion of the proceeds of the related construction loan.

INSURANCE

     The Company maintains general liability and excess liability insurance and workers' compensation insurance in amounts it believes are consistent with its risk of loss. The Company carries liability insurance of $1.0 million per occurrence and an umbrella liability policy of $10.0 million, which management believes are adequate for its current and anticipated future activities.

     In addition, the Company carries comprehensive liability, rental loss and all-risk (at full replacement cost) insurance with respect to all of the properties it owns, with policy specifications, insured limits and deductibles customarily carried for similar properties by carriers deemed capable of providing such coverage. The Company carries similar insurance with respect to its unimproved land, with such exceptions as are appropriate given the undeveloped nature of such land. Management believes that the Company's improved properties and its unimproved land are adequately insured.

     The Company maintains key man life insurance on Mr. Saxton in the amount of $5.0 million.

REGULATORY AND ENVIRONMENTAL MATTERS

     In addition to the obtaining of all building permits and authorizations normally associated with the development of real property and customary and routine business permits and licenses, the Company's business and operations are subject to additional regulation as described below.

     Americans With Disabilities Act. The Company's properties must comply with Title III of the Americans with Disabilities Act of 1990 ("ADA") to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the ADA. In the case of existing properties, compliance with the ADA requirements could require removal of structural barriers to handicapped access in certain public areas of the projects where such removal is "readily achievable." The ADA considers apartment complexes to be public accommodations or commercial facilities, only to the extent portions of such facilities, such as a leasing office, are open to the public. The Company believes that all of its properties are in substantial compliance with present requirements under the ADA and any applicable state laws. Noncompliance could result in imposition of fines or an award of damages to private litigants. The Company intends to construct all future properties in compliance with any then-existing requirements of the ADA and any applicable state law.

     Fair Housing Amendments Act of 1988. The Fair Housing Amendment Act of 1988 ("FHAA") requires multifamily communities first occupied after March 13, 1990 to be accessible by the disabled. Noncompliance with the FHAA could result in the imposition of fines or an award of damages to private litigants. The Company believes that its properties that are subject to the FHAA are in compliance with such law.

     Resident Income and Other Limitations. The Company's development of Tax Credit Projects is financed with the proceeds of tax-exempt multifamily housing revenue bonds issued by the Nevada Housing Division, a division of the Department of Business and Industry of the State of Nevada. As a condition to obtaining such financing, the Company is required to enter into certain regulatory and other agreements with the Nevada Housing Division, the terms of which require that the owner of such properties (i) set aside a specified percentage of the units (generally 100%) for residents whose incomes do not exceed a specified percentage of the area median income ("Lower Income Tenants") and (ii) hold all vacant units in the project (for a reasonable period consistent with maintaining the project's financial viability) for rent or occupancy by Lower Income Tenants. These restrictions terminate approximately 15 years following the date of initial occupancy of the project. During the period that the restrictions apply, any sale or transfer of the project, or the sale or transfer of the Company's interest in the partnership which owns the project, will be subject to regulatory approval.

     The Tax Credit Partnerships intend to operate their respective projects so as to qualify for the Housing Tax Credit. Generally, the Housing Tax Credit is available only with respect to residential rental projects in which a specified minimum percentage of the residential rental units are occupied by individuals with incomes not in excess of a specified percentage of the area median income, as adjusted for family size (the "minimum set-aside"). The Tax Credit Partnerships have generally elected to set aside 100% of the units for individuals with incomes not in excess of 60% of the area median income. (Units occupied by individuals meeting the income test are referred to herein as the

"Low-Income Units.") All units comprising the minimum set-aside must be suitable for residential occupancy and used on a non-transient basis. Additionally, in order to qualify for the Housing Tax Credit, the gross rent (including the cost of any utilities, other than telephone service) charged to tenants of Low-Income Units comprising the minimum set-aside generally cannot exceed 30% of the applicable income limits for an apartment of its size (the "rent restriction test"). A project must, in general, continuously meet the requirements with respect to the minimum set-aside and the rent restriction test during the period commencing not later than the date 12 months after the date such project is placed in service and ending 15 years thereafter.

     The Company, as manager of the Tax Credit Projects and a general partner of Tax Credit Partnerships, will be responsible for ensuring compliance with any tenant and rent restrictions under the regulatory agreement or necessary for the continued eligibility for the Housing Tax Credit. The Company may be liable to the investors in the Tax Credit Partnerships for any lost tax credits resulting from any failure to so comply and any such liability could be substantial.

     Environmental Matters. The Company and its competitors are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given property vary greatly according to the property, its environmental condition and its present and former use. Environmental laws may result in delays, cause the Company to incur substantial compliance or other costs or prohibit or severely restrict development in certain environmentally sensitive regions or areas. In addition, environmental regulations can have an adverse impact on the availability and price of certain raw materials such as lumber.

     Certain environmental laws can impose liability on owners of property, among other parties, to the extent that hazardous or toxic substances are or were present during their ownership period. A transfer of the property does not relieve an owner of such liability. Thus, the Company may have liability with respect to properties it has sold. There is also a risk that the Company may be liable for such costs as an "owner" of real estate with respect to the properties it owns or as an "operator" of real estate with respect to properties that the Company does not own, but manages for a fee.

     Prior to purchasing a parcel of land, the Company evaluates such land for the presence of hazardous or toxic materials, wastes or substances. In addition, the Company typically engages independent environmental engineers to perform "Phase I" environmental assessments (which involve physical inspections without soil or groundwater analyses) on the land. Since assessments are generally performed at the time of the Company's acquisition or financing of a property, many of the assessments of properties currently owned by the Company were obtained more than one year ago and in one case was obtained over eight years ago. None of the assessments revealed any hazardous or toxic materials, wastes or substances that the Company believes would have a material adverse effect on the Company's financial position or results of operations. The Company has not been notified by any governmental authority of any material noncompliance, liability or other claim in connection with any property currently or formerly owned by the Company nor is the Company otherwise aware of any environmental liability relating to the properties that it believes would have a material adverse effect on its business, assets or results of operations. Nevertheless, it is possible that the environmental assessments did not reveal all environmental liabilities with respect to the properties, that environmental liabilities have developed with respect to the properties since the environmental assessments were prepared or that there are material environmental liabilities of which the Company is unaware with respect to the properties. Moreover, no assurance can be given that (i) future laws, ordinances or regulations will not impose material environmental liabilities or (ii) the current environmental condition of the properties will not be affected by the Company or other tenants or occupants of the properties, by the uses or condition of properties in the vicinity of the properties, or by third parties unrelated to the Company.

     For a discussion of certain wetlands property owned by the Company, see "-- Development Activities -- General -- Land Acquisition."

EMPLOYEES

     As of March 31, 1997, the Company had approximately 699 employees (of which 145 were full-time, 17 were part-time and 537 were occasional construction workers). The Company employs construction workers on an as-needed basis, depending upon the level and type of its construction activities. None of the Company's employees is represented by a labor union and the Company considers its employee relations to be good.

FACILITIES

     The Company's executive offices are located in approximately 19,000 square feet at its Sahara Vista office building in Las Vegas. The Company also occupies 2,800 square feet at its adjacent Americana office building and 6,050 square feet at its Arcata Industrial Park. The Company anticipates that its existing space will satisfy its space requirements for the foreseeable future.

LEGAL PROCEEDINGS

     The Company is involved in litigation arising from the ordinary course of its business, none of which, in the opinion of the Company, will have a material effect on the Company's financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

         NAME              AGE                          POSITION(S)
-----------------------    ---     -----------------------------------------------------
James C. Saxton            61      Chairman of the Board of Directors, Chief Executive
                                   Officer and President
Douglas W. Hensley         42      Executive Vice President, Chief Financial Officer and
                                   Proposed Director
Marc S. Hechter            45      Senior Vice President of Finance and Proposed
                                   Director
Michele Saxton-Pori        29      Senior Vice President of Development and Director
Timothy J. Adams           36      General Counsel and Proposed Director
Lee-Ann Saxton             29      Vice President of Human Resources
Jeffrey A. Pori            31      Vice President of Marketing and Commercial
                                   Development
Michael Etter              51      Vice President of Construction
Paul Eisenberg             71      Proposed Director
Bernard J. Mikell, Jr.     58      Proposed Director
Robert L. Seale            55      Proposed Director

     Messrs. Hensley, Hechter, Adams, Eisenberg, Mikell and Seale have agreed to join the Board of Directors concurrently with the closing of the Offering.

     James C. Saxton founded the Company in 1986 and has served as its Chairman, Chief Executive Officer and President since its formation. For the two years prior to the formation of the Company, Mr. Saxton concentrated on the development in Las Vegas of privately owned construction projects financed through private investments. From 1970 to May 1984, Mr. Saxton was employed by Intel Corporation in various sales and management positions.

     Douglas W. Hensley has served as Chief Financial Officer of the Company since March 1990 and as Executive Vice President of the Company since January 1994. Mr. Hensley joined the Company as Corporate Controller in February 1990. Prior to joining the Company, Mr. Hensley was with Henson, Stewart & Hensley, Certified Public Accountants, for six years, the last three years as a partner.

     Marc S. Hechter has served as Senior Vice President of Finance of the Company since May 1995. From July 1993 to May 1995, Mr. Hechter served as a director of Jayne, Hechter and Company, Inc., a consulting firm providing strategic planning and financial advice. In such position, Mr. Hechter served as a financial consultant to the Company from March 1994 to May 1995. Mr. Hechter served as Assistant General Manager of Finance for the Nevada State Industrial Insurance System from December 1991 to July 1993, and as Vice President of Wadhams and Associates, Inc. from August 1990 to December 1991.

     Michele Saxton-Pori has served as Senior Vice President of Development of the Company since June 1990 and as a director since the Company's formation.

     Timothy J. Adams has served as General Counsel of the Company since October 1996. From July 1987 to September 1996, Mr. Adams was engaged in the private practice of law, most recently as a partner of Adams & Tobler, Ltd. Mr. Adams has acted as counsel to the Company since 1993.

     Lee-Ann Saxton has served as Vice President of Human Resources of the Company since July 1996. From June 1993 to July 1996, Ms. Saxton served as Director of Retail Operations of the Company. Ms. Saxton served as a director of the Company from its formation until December 1995. Prior to her employment with the Company, Ms. Saxton served as Management Consultant with Resource Evaluation, Ltd., an accounting consultant firm based in San Francisco from October 1992 to June 1993 and Sales Operation Supervisor with Next Computer, Inc. from April 1991 to October 1992.

     Jeffrey A. Pori has served as Vice President of Marketing and Commercial Development of the Company since April 1995. Mr. Pori also serves as President of the Company's licensed real estate brokerage subsidiary. Mr. Pori joined the Company as Leasing Manager in April 1991 and was promoted to Director of Marketing in December 1992. Prior to joining the Company, Mr. Pori served as a sales representative for Nevada Advertising from October 1990 to March 1991.

     Michael Etter has served as Vice President of Construction of the Company since February 1996. Mr. Etter joined the Company as Director of Purchasing and Construction Services in October 1995. From April 1991 to September 1995, Mr. Etter owned and operated Desert Sands Masonry, a masonry subcontractor located in Orange County, California.

     Paul Eisenberg is a retired certified public accountant. Prior to his retirement in 1991, Mr. Eisenberg was a partner in Eisenberg & Kimmell, Certified Public Accountants, for five years.

     Bernard J. Mikell, Jr. has been engaged in the private practice of law, legislative advocacy and financial consulting since August 1995. From July 1994 to August 1995, Mr. Mikell served as Senior Vice President, Public Finance for Sutro & Co. Incorporated. From April 1991 to July 1994, Mr. Mikell was engaged in the private practice of law and financial consulting. Other previous positions include Vice President, Municipal Finance for Goldman, Sachs & Co., Vice President, Public Finance for Dean Witter Reynolds Inc. and General Counsel of California Housing Finance Agency.

     Robert L. Seale has served as the elected Treasurer of the State of Nevada since January 1991. Prior thereto, Mr. Seale was Managing Partner of Pangborn & Co., Ltd., Certified Public Accountants, from 1983 to 1989. Mr. Seale is a past president of the National Association of State Treasurers.

     Mr. Saxton is the father of Michele Saxton-Pori and Lee-Ann Saxton and the father-in-law of Jeffrey A. Pori.

     Each director holds office until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Officers serve at the pleasure of the Board of Directors.

     The Board of Directors currently does not have, but will, concurrently with the closing of the Offering, establish, an Audit Committee and a Compensation Committee. The Company presently expects that, upon joining the Board of Directors, Messrs. Eisenberg, Mikell and Seale will be appointed to the Audit Committee and Messrs. Mikell and Seale will be appointed to the Compensation Committee. The Audit Committee will be responsible for reviewing the audited financial statements of the Company and making recommendations to the full Board on matters concerning the Company's audits and the selection of independent public accountants. The Compensation Committee will be responsible for establishing salaries, bonuses and other compensation for the Company's executive officers and administering the Company's Management Stock Option Incentive Plan. See "-- Stock Option Plans -- Management Stock Option Incentive Plan."

DIRECTOR COMPENSATION

     Directors do not presently receive any compensation for their services. The Company anticipates that directors who are not employees of the Company will receive a fee of $625 per Board meeting attended and will be reimbursed for certain expenses incurred in attending Board and committee meetings. No fee will be payable for participation in Board committee meetings. In addition, such directors will be eligible to participate in the Company's Non-Employee Director Stock Option Plan. See "-- Stock Option Plans -- Non-Employee Director Stock Option Plan." Directors who are employees of the Company will not receive additional compensation for service as a director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1996, compensation of executive officers of the Company was determined by James C. Saxton, Chairman, Chief Executive Officer and President of the Company. Concurrently with the completion of the Offering, the Company will establish a Compensation Committee. No member of such Compensation Committee will be an executive officer of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid during the year ended December 31, 1996 to the Chief Executive Officer and each other executive officer of the Company whose cash compensation exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION
                                                         --------------------      ALL OTHER
             NAME AND PRINCIPAL POSITION                  SALARY       BONUS      COMPENSATION
-----------------------------------------------------    --------     -------     ------------
James C. Saxton, Chairman, President and Chief
  Executive Officer..................................    $346,991     $ 8,000             --(1)
Douglas W. Hensley, Executive Vice President and
  Chief Financial Officer............................      75,000      30,000       $  8,654(2)
Jeffrey A. Pori, Vice President of Marketing and
  Commercial Development.............................      39,080          --        129,255(3)

---------------

(1) Excludes the value of interest-free loans made by the Company to Mr. Saxton during 1996 because the outstanding principal amount of interest-free loans made by Mr. Saxton to the Company was at all times during the year in excess of the loans made to Mr. Saxton by the Company. See "Certain Relationships and Related Transactions."

(2) Represents a cash payment for accrued vacation.

(3) Represents amounts paid to Mr. Pori with respect to real estate brokerage services performed for the Company in 1996 by RealNet Commercial Brokerage, a licensed real estate broker owned by Mr. Pori and James C. Saxton until May 1997 when it became a subsidiary of the Company. See "Certain Relationships and Related Transactions."

     No stock options were granted during fiscal 1996 to the Named Executive Officers. The following table sets forth the number and value of stock options held as of December 31, 1996 by the Named Executive Officers.

  AGGREGATE OPTION EXERCISES IN FISCAL 1996 AND FISCAL YEAR-END OPTION VALUES

                                                        NUMBER OF SHARES
                                                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                              SHARES                         OPTIONS               IN-THE-MONEY OPTIONS AT
                             ACQUIRED                  AT FISCAL YEAR-END            FISCAL YEAR-END(1)
                                ON       VALUE     ---------------------------   ---------------------------
           NAME              EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------  --------   --------   -----------   -------------   -----------   -------------
James C. Saxton............        --         --          --             --              --             --
Douglas W. Hensley.........        --         --      30,723         30,724       $  66,054      $  66,057
Jeffrey A. Pori............        --         --       2,045          3,067           4,397          6,594

---------------

(1) Amounts calculated by subtracting the exercise price of the options from the value of the underlying Common Stock on December 31, 1996, which, for purposes of this table only, is the initial public offering price of $8.25 per share.

EMPLOYMENT AGREEMENT

     The Company has entered into a three-year employment agreement with James
C. Saxton, the Company's President and Chief Executive Officer, which terminates on March 10, 2000, subject to automatic one-year renewals unless either the Company or Mr. Saxton gives 60 days prior notice to the other of its desire not to renew. Pursuant to the terms of such agreement, Mr. Saxton will be entitled to receive a base salary of $360,000 per year, increasing each year by 3% or such other amount as is determined by the Board of Directors in its discretion, and will receive supplemental life insurance and long-term disability insurance at the Company's expense. Mr. Saxton will also be eligible to receive an annual bonus at the discretion of the Board of Directors. The agreement requires Mr. Saxton to devote his full-time attention and energies to the Company's business and contains restrictive covenants pursuant to which Mr. Saxton has agreed not to compete with the Company, within 90 miles of any location in which the Company or any affiliate is doing business, for a period of one year following termination of his employment if such termination is the result of the Company's termination of Mr. Saxton "for cause" (as such term is defined in the employment agreement), Mr. Saxton's election not to renew the agreement at the end of any term thereof or if Mr. Saxton terminates the agreement for other than "good reason" (as such term is defined in the employment agreement). The agreement further provides that if Mr. Saxton is terminated other than "for cause," Mr. Saxton will be entitled to receive any unpaid compensation accrued through the last day of his employment together with certain severance payments.

INDIVIDUAL STOCK OPTION AGREEMENTS

     In December 1994, the Company granted options to purchase an aggregate of 127,907 shares of Common Stock to various officers, key employees and a consultant under separate letter agreements, including options to purchase 61,447 shares to Douglas W. Hensley and options to purchase 5,112 shares to Jeffrey A. Pori. Options to purchase 23,497 shares lapsed upon termination of certain employees' employment without vesting.

     The options granted to Mr. Hensley vested as to 20% of the shares on December 29, 1995, and as to an additional 30% of the shares on December 29, 1996. The remaining shares underlying Mr. Hensley's options will vest on December 29, 1997. The other options vested as to 20% of the shares on December 29, 1995, and as to an additional 20% on December 31, 1996. The remaining 60% will vest 20% per year on December 29 of each of the next three years. All options are exercisable from the date of vesting through December 28, 2004, at an exercise price of $6.10 per share, the fair market value of the underlying shares on the date of grant, as determined by the Board of Directors in good faith. The Company intends to register and qualify the stock underlying the options for resale under federal and state securities laws after the closing of the Offering if no exemption is available for such resale.

STOCK OPTION PLANS

     MANAGEMENT STOCK OPTION INCENTIVE PLAN

     The Company plans to adopt a Management Stock Option Incentive Plan (the "Option Plan") prior to the closing of the Offering. The Option Plan will provide for the grant of options to purchase Common Stock either that are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code or that are not intended to so qualify ("non-qualified options"). All officers, employees (including employees who are directors), consultants, advisers, independent contractors and agents will be eligible to receive options under the Option Plan, except that only employees will be eligible to receive incentive stock options. The maximum number of shares which will be available for issuance under the Option Plan is 500,000. No person eligible to receive options under the Option Plan may receive options for the purchase of more than an aggregate of 25,000 shares in any year.

     The Option Plan will be administered by the Board of Directors or, in its discretion, by a committee of the Board of Directors appointed for that purpose (the "Committee"), which, subject to the terms of the Option Plan, will have the authority in its sole discretion to determine (i) the individuals to whom options shall be granted, (ii) the time or times at which options may be exercised, (iii) the number of shares subject to each option, the option price and the duration of each option granted and (iv) all of the other terms and conditions of options granted under the Option Plan, including the period during which options may be exercised following the optionee's termination of employment or other relationship with the Company. The exercise price of incentive stock options granted under the Option Plan must be at least equal to the fair market value of the shares on the date of grant (110% of fair market value in the case of optionees who own more than 10% of the combined voting power of the Company and its subsidiaries) and may not have a term in excess of 10 years from the date of grant (five years in the case of optionees who own more than 10% of the combined voting power of the Company and its subsidiaries). These limits do not apply to non-qualified options. Options granted under the Option Plan will not be transferable other than by will or the laws of descent and distribution.

     Upon the occurrence of certain extraordinary events, appropriate adjustments will be made by the Board of Directors to preserve, but not to increase, the benefits to option holders, including adjustments to the aggregate number and kind of shares subject to outstanding options and the per share exercise price.

     The Option Plan is of indefinite duration; however, no grant of incentive stock options will be permitted to be made under the Option Plan more than 10 years after its date of adoption. The Board of Directors will have authority to terminate or to amend the Option Plan without the approval of the Company's stockholders unless stockholder approval is required by law or by stock exchange or Nasdaq requirements applicable to the Company. The Board of Directors or the Committee may amend the terms of any option granted under the Option Plan. No amendment of any option or amendment or termination of the Option Plan that impairs the rights of any holder of outstanding options may be made without the consent of such holder.

     The Company intends to grant non-qualified stock options to purchase an aggregate of 251,800 shares of Common Stock under the Option Plan at the consummation of the Offering. The options will include options to purchase 25,000 shares of Common Stock to be granted to Douglas W. Hensley and options to purchase 25,000 shares of Common Stock to be granted to Jeffrey A. Pori. Options to purchase an aggregate of 55,000 additional shares are anticipated to be granted to other executive officers of the Company, including Messrs. Hechter, Adams and Etter. All the foregoing options will have an exercise price equal to the initial price of the Common Stock to the public in the Offering, be exercisable for a period of 10 years from the date of grant and vest ratably over a five-year period commencing on the date of grant. In the event that the employment of any optionee terminates during the exercise period, the options will terminate 30 days following such termination of employment.

     NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     The Company also plans to adopt a Non-Employee Director Stock Option Plan (the "Director Plan") prior to the closing of the Offering. The Director Plan will provide for the grant of non-qualified options to purchase Common Stock to the members of the Company's Board of Directors who are not employees. The maximum number of shares of Common Stock which will be available for issuance under the Director Plan is 50,000. The Director Plan will be administered by the Board of Directors.

     Under the Director Plan, each person who becomes a non-employee director will be automatically granted, as of the date of his election or appointment to the Board of Directors, an initial option to purchase 500 shares of Common Stock. On the first trading day of each April commencing with April 1998, each non-employee director then serving on the Board of Directors and who has served for at least three months will automatically be granted an option to purchase an additional 500 shares of Common Stock. Options granted under the Director Plan will have an exercise price equal to the fair market value of the shares on the date of grant and will generally become exercisable one year from the date of grant. Options granted under the Director Plan will have a term of 10 years from the date of grant and will not be transferable other than by will or the laws of descent and distribution.

     Upon the occurrence of certain extraordinary events, appropriate adjustments will be made by the Board of Directors to preserve, but not to increase, the benefits to option holders, including adjustments to the aggregate number and kind of shares subject to outstanding options and the per share exercise price. In addition, options will become immediately exercisable upon a change of control (as defined in the Director
Plan).

     The Director Plan is of indefinite duration. The Board of Directors will have authority to terminate or to amend the Director Plan without the approval of the Company's stockholders unless stockholder approval is required by law or by stock exchange or Nasdaq requirements applicable to the Company. No such amendment may impair the rights of any holder of outstanding options without the consent of such holder.

PROFIT SHARING PLAN AND ESOP

     On December 31, 1994, JSI established the Jim Saxton, Inc. Profit Sharing Plan (the "Profit Sharing Plan") for its eligible employees. On December 29, 1995, the Company adopted the Saxton Incorporated Employee Stock Ownership Plan (the "ESOP") and Trust (the "ESOP Trust"). In connection with the merger of the Company and JSI on December 31, 1995, the Profit Sharing Plan was merged into the ESOP and the assets of the trust established under the Profit Sharing Plan were transferred to the ESOP Trust.

     An "employee stock ownership plan" (as defined in Section 407(d)(6) of ERISA and Section 4975(e)(7) of the Internal Revenue Code) is designed to invest primarily in "qualifying employer securities" of the Company. The account balances of participants in the Profit Sharing Plan transferred to the ESOP Trust were invested by the ESOP Trust in the Company's Common Stock. Thereafter, the Company may make periodic contributions to the ESOP Trust out of its net profits in amounts determined by the Board of Directors, which contributions may be made in cash or in shares of the Company's Common Stock. Amounts contributed in cash will be used to purchase shares of the Company's Common Stock. The ESOP Trust currently holds 44,142 shares of the Company's Common Stock.

     Participants in the Profit Sharing Plan on December 31, 1995 were immediately eligible to participate in the ESOP. All other employees will become eligible to participate in the ESOP on the first day of the ESOP plan year coinciding with or next following the date the employee completes one year of service with the Company, although eligibility to participate in the salary deferral feature described below may commence at an earlier date. Contributions by the Company to the ESOP for the benefit of a participating employee will vest over a seven-year period of participation in the ESOP and will be held in trust until distributed pursuant to the terms of the ESOP.

     The ESOP also includes a salary deferral feature (the "401(k) Feature") which, if activated by the Company, will permit employees of the Company participating in the ESOP to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions by the Company may be made in amounts and at times determined by the Company. Matching contributions by the Company, if any, under the 401(k) Feature for the benefit of a participating employee will vest over a seven-year period of participation in the ESOP and will be held in trust, together with the participants' deferrals, until distributed pursuant to the terms of the 401(k) Feature. The 401(k) Feature will be available to ESOP participants only for those plan years which the Board of Directors of the Company determines that the 401(k) Feature shall apply.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation provide that, pursuant to Nevada law, each director shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to the Company and its stockholders. In addition, the Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. The Company also contemplates entering into indemnification agreements with its officers and directors. See "Description of Capital Stock -- Charter and Bylaw Provisions."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In December 1994, the Company distributed to the Contributing Stockholders $6.5 million of the Company's Subordinated Dividend Notes (see Note 12 of Notes to Combined Financial Statements included elsewhere herein) representing the Company's estimated undistributed S corporation earnings as of December 31, 1994. The Subordinated Dividend Notes are non-interest bearing, have 10-year terms and are subordinated to all existing debt of the Company. In September 1996, the Company distributed to the Contributing Stockholders approximately $1.6 million, which represented the stockholders' estimated aggregate liability for federal income taxes attributed to the Company's undistributed S corporation earnings through September 30, 1995. Each Contributing Stockholder immediately thereafter loaned the full amount of his or her distribution to the Company in exchange for Subordinated Dividend Notes in the principal amount of the loan. The distributions described above were made to the Contributing Stockholders on a pro rata basis based on their ownership of Common Stock as follows: 70% to James C. Saxton and his wife, Dorothy J. Saxton; 10% to Michele Saxton-Pori; 10% to Lee-Ann Saxton; and 10% to James C. Saxton II. The Company is also indebted to Mr. Saxton in the amount of $695,440 on account of a non-interest-bearing demand loan made by Mr. Saxton to the Company in July 1996.

     Since January 1, 1994, certain of the Contributing Stockholders have from time to time been indebted to the Company in varying amounts. All such indebtedness is non-interest-bearing. At May 15, 1997, the aggregate amount owed by Contributing Stockholders to the Company was approximately $727,000. The aggregate amount owed by Contributing Stockholders at the end of each of the last three fiscal years was approximately as follows: 1994 -- $1.2 million;
1995 -- $1.8 million; and 1996 -- $610,000. The largest amount of indebtedness outstanding at any time since January 1, 1994 was approximately $2.3 million in December 1996. Substantially all of the loans were in the form of advances to pay the personal income tax liabilities of the Contributing Stockholders and tax preparation fees. The following table sets forth for each Contributing Stockholder who is or has been indebted to the Company at any time since January 1, 1994, the largest amount of indebtedness outstanding since January 1, 1994 (in December 1996 as to each Contributing Stockholder) and the amount of the indebtedness at May 15, 1997.

                                             LARGEST AMOUNT OF       AMOUNT OF INDEBTEDNESS
             CONTRIBUTING STOCKHOLDER          INDEBTEDNESS             AT MAY 15, 1997
        -----------------------------------  -----------------       ----------------------
        James C. Saxton....................     $ 1,566,200                 $268,000
        Michele Saxton-Pori................         238,110                  162,000
        Lee-Ann Saxton.....................         235,100                  159,000
        James C. Saxton II.................         214,400                  138,000

For a description of the transactions pursuant to which the Company and the Contributing Stockholders will satisfy their respective indebtedness to the other, see "The Reorganization."

     Since January 1, 1994, the Contributing Stockholders received distributions aggregating approximately $4.4 million from various partnerships which are being combined with the Company in connection with the Reorganization. The amount of the distributions received by each Contributing Stockholder through March 31, 1997 is as follows: $3,803,500 to James C. Saxton and his wife; $196,500 to Michele Saxton-Pori; $196,500 to Lee-Ann Saxton; and $196,500 to James C. Saxton II.

     The Company received fees for construction, development and management of properties owned by various partnerships which are being combined with the Company in connection with the Reorganization. The Company also sold land to such partnerships. Because the Combined Financial Statements of the Company included elsewhere herein present the financial operations of the Company and the various combining entities on a combined basis, all such transactions are treated as intercompany transactions and have been eliminated.

     In May 1997, James C. Saxton and Jeffrey A. Pori each sold to the Company for $10 his respective 50% interest in RealNet Commercial Brokerage ("RealNet"), a licensed real estate broker which provides real estate brokerage services to the Company on a commission basis in connection with the sale and leasing of Company properties. The aggregate amount earned by RealNet for such services was approximately $55,000 in 1995 and approximately $252,000 in 1996. Since its formation in 1995, Mr. Pori received an aggregate of $137,755 for services rendered to RealNet, $8,500 of which was paid in 1996 and $129,255 of which was paid in 1997. Messrs. Saxton and Pori each received $5,710 in distributions from RealNet in 1996.

     Mr. Saxton and his wife personally guarantee certain of the Company's indebtedness for which they receive no compensation. The Company intends to seek the elimination of such guarantees and to indemnify Mr. Saxton and his wife to the extent such guarantees cannot be eliminated.

     Pursuant to an agreement dated January 10, 1994, the Company agreed to construct and sell an approximately 4,420 square-foot Turtle Stop convenience store ("Turtle Stop") to L.'M.E.D.D., Inc., a privately-held corporation of which Michele Saxton-Pori is a 25% stockholder ("L'MEDD"), for approximately $1.3 million, subject to the Company's arranging permanent financing on behalf of L'MEDD. Under the terms of the agreement, either the Company or L'MEDD had the right to terminate the agreement if permanent financing was not obtained. To date, financing has not been obtained, the sale has not been consummated and, on June 18, 1997, the Company advised L'MEDD that it was terminating the agreement. Pursuant to a lease dated December 1, 1994, the Company leased the property to Operations Management Group, a corporation owned by the stockholders of L'MEDD (including Ms. Saxton-Pori) ("OMG"), on a triple net basis for a term of 20 years, with two five-year renewal options. Under the terms of the lease, OMG is required to pay basic monthly rent of $13,244 during the initial lease year, which amount is adjusted annually to reflect increases in the cost of living. Management believes that the terms of the lease with OMG are comparable to the terms which would have been negotiated with an unaffiliated third party. At May 15, 1997, OMG was indebted to the Company in the aggregate amount of approximately $279,600, of which $160,680 represented delinquent rent and $118,920 represented amounts advanced by the Company to OMG for operating capital. The Company has assisted in the operation of Turtle Stop by maintaining the store books and records and providing a Company employee to train on-site personnel and oversee store operations, for no compensation. The Company has, for no additional consideration, orally agreed with L'MEDD that it will hold the Turtle Stop available for purchase by L'MEDD until July 31, 1997 in order to permit L'MEDD to obtain a commitment for financing for the purchase of the Turtle Stop. In the event that by such date the Company does not receive satisfactory evidence of a commitment for financing and has not entered into a mutually satisfactory purchase and sale agreement for the Turtle Stop with L'MEDD, the Company intends to pursue its legal remedies to evict OMG from the premises and to collect the delinquent rent and advances. If the Company and L'MEDD are unable to enter into a purchase and sale agreement, the Company intends to operate the Turtle Stop until a purchaser of the property is located. While the Turtle Stop has not operated profitably to date, and there can be no assurance that the Company will be able to operate the Turtle Stop profitably, management believes that neither the property nor its operations are material to the Company as a whole.

     Marc S. Hechter, an executive officer and a proposed director of the Company, was previously employed by, and a 50% stockholder of, Jayne, Hechter and Company, Inc., a consulting firm to which the Company made payments totaling approximately $55,207 in 1994 and $43,250 in 1995, exclusive of expense reimbursements, for services rendered to the Company pursuant to a Consulting Agreement in effect from January 1994 to May 1995. In December 1994, during the term of such Consulting Agreement, the Company granted Mr. Hechter options to purchase an aggregate of 25,562 shares of Common Stock, at an exercise price of $6.10 per share. The options vest over a five-year period, subject to acceleration or termination under certain circumstances. See
"Management -- Individual Stock Option Agreements."

     Timothy J. Adams, an executive officer and a proposed director of the Company, was previously a partner of Adams & Tobler, Ltd., to which the Company made payments totaling approximately $5,870, $69,580 and $170,940 in 1994, 1995 and 1996, respectively. Prior to his affiliation with Adams & Tobler, Ltd., Mr. Adams was sole proprietor of The Law Offices of Timothy J. Adams, to which the Company made payments totaling approximately $41,840 in 1994.

     Paul Eisenberg, a proposed director of the Company, loaned to the Company $500,000 in November 1994 for general corporate purposes. The loan is evidenced by a secured promissory note bearing interest at 12% per annum. On March 31, 1997, the principal amount owed to Mr. Eisenberg, including amounts borrowed prior to 1994, was approximately $868,000, which amount will be paid in full with a portion of the net proceeds of the Offering.

     In the Reorganization, the Company will acquire from Mr. Eisenberg for approximately $800,000 his 14% interest in a limited partnership which owns three contiguous operating properties and approximately 2.6 acres of vacant land adjacent to such properties. Mr. Eisenberg's capital investment in the limited partnership was $700,000, which investment was made in 1990. Mr. Eisenberg has previously received distributions from the limited partnership in excess of his capital investment. In addition, Mr. Eisenberg is a general partner of and owns a 50% economic interest in the Retail Partnership. See "The Reorganization."

     From time to time, Mr. Saxton's sister, Dorothy Kidd, has advanced funds to the Company for general corporate purposes. The aggregate amount borrowed from Ms. Kidd during 1994, 1995 and 1996 was $610,000, none and $130,000, respectively. In addition, the Company owes $30,000 to an affiliate of Ms. Kidd for services in representing the Company before local governmental entities during 1995. The amounts owed Ms. Kidd and her affiliate are evidenced by unsecured promissory notes bearing interest at 12% per annum. At May 15, 1997, the aggregate principal amount owed by the Company to Ms. Kidd and her affiliate was $770,000, which amount will be paid in full using a portion of the net proceeds of the Offering.

     In the future, transactions with affiliates of the Company are anticipated to be minimal and will require approval by a majority of the Board of Directors, including a majority of the disinterested members of the Board of Directors, and will be made on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

     For a description of additional transactions between the Company and its existing stockholders, see "The Reorganization" and "Description of Capital Stock -- Saxton Warrants and Registration Rights."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of the date of this Prospectus with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each person or group who was on such date the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director and proposed director of the Company, (iii) each Named Executive Officer and (iv) all directors, proposed directors and executive officers of the Company as a group.

                                                                         PERCENTAGE OF
                                                SHARES             SHARES BENEFICIALLY OWNED
                                             BENEFICIALLY      ----------------------------------
             NAME AND ADDRESS(1)            OWNED(2)(3)(4)     BEFORE OFFERING     AFTER OFFERING
    --------------------------------------  --------------     ---------------     --------------
    James C. and Dorothy J. Saxton(5).....     3,715,798            69.5%               48.8%
    Michele Saxton-Pori(6)................       535,152             9.9%                7.0%
    Lee-Ann Saxton(7).....................       531,378             9.9%                7.0%
    James C. Saxton II....................       530,000             9.9%                7.0%
    Douglas W. Hensley(7)(8)(9)...........        33,664           *                   *
    Marc S. Hechter(8)(9).................        10,225           *                   *
    Timothy J. Adams(7)(9)................            --               --                  --
    Paul Eisenberg(9).....................            --               --                  --
    Bernard J. Mikell, Jr.(9).............            --               --                  --
    Robert L. Seale(9)....................            --               --                  --
    Directors, proposed directors and
      executive officers as a group (11
      persons)(10)........................     4,826,217            89.6%               63.0%

---------------

 *  Less than 1%.

 (1) The address of each beneficial owner of more than five percent of the outstanding Common Stock is 5440 West Sahara Avenue, Third Floor, Las Vegas, Nevada 89102.

 (2) Unless otherwise noted, sole voting and dispositive power are possessed with respect to all shares of Common Stock shown.

 (3) Includes shares allocated to the account of the following individuals and for all directors, proposed directors and executive officers as a group under the Company's ESOP: James C. Saxton -- 5,798 shares; Michele Saxton-Pori -- 1,611 shares; Lee-Ann Saxton -- 1,378 shares; Douglas W. Hensley -- 2,941 shares; and all directors, proposed directors and executive officers as a group -- 13,224 shares. ESOP participants have sole discretion as to voting of such allocated shares.

 (4) Includes shares to be issued to the following individuals in connection with the Reorganization: James C. Saxton -- 268,978 shares (including 134,489 shares to be issued to Mr. Saxton's wife, Dorothy J. Saxton); Michele Saxton-Pori -- 38,426 shares; Lee-Ann Saxton -- 38,426 shares; and James C. Saxton II -- 38,426 shares. See "The Reorganization."

 (5) Includes 1,860,798 shares beneficially owned by James C. Saxton and 1,855,000 shares beneficially owned by Mr. Saxton's wife, Dorothy J. Saxton. Mr. and Mrs. Saxton may each be deemed to beneficially own the shares owned by the other.

 (6) Includes 2,045 shares which may be acquired by Ms. Saxton-Pori's husband, Jeffrey A. Pori, upon exercise of options exercisable within 60 days and 1,496 shares allocated to the account of Mr. Pori under the Company's ESOP. Ms. Saxton-Pori and Mr. Pori each disclaim beneficial ownership of the shares owned by the other.

 (7) Does not include 23,957 shares owned by the Company's ESOP Trust which are not currently allocated to the account of any ESOP participants. The voting of such unallocated shares may be directed by Lee-Ann Saxton, Douglas W. Hensley and Timothy J. Adams as members of the ESOP Administrative Committee. Ms. Saxton and Messrs. Hensley and Adams each disclaim beneficial ownership of all such shares.

 (8) Represents shares which may be acquired upon exercise of options exercisable within 60 days.

 (9) Messrs. Hensley, Hechter, Adams, Eisenberg, Mikell and Seale have agreed to be appointed to the Board of Directors concurrently with the closing of the Offering.

(10) Includes 1,855,000 shares owned by Dorothy J. Saxton, as to which James C. Saxton may be deemed to beneficially own, and an aggregate of 42,993 shares which may be acquired by Messrs. Hensley, Hechter and Pori upon the exercise of options exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     The following summarizes certain provisions of the Company's Articles of Incorporation, the Company's Bylaws and certain provisions of the Nevada General Corporation Law (the "Corporation Law"). Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Company's Articles of Incorporation and Bylaws and the Corporation Law, including the definitions therein of certain terms. Copies of the Company's Articles of Incorporation and Bylaws are filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.001 par value per share ("Common Stock"), and 5,000,000 shares of preferred stock, $0.001 par value per share ("Preferred Stock"). As of May 15, 1997, there were 4,959,884 shares of Common Stock and no shares of Preferred Stock issued and outstanding. As of May 15, 1997, issued and outstanding Common Stock was held by six stockholders of record, including the Company's ESOP. All issued and outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon consummation of the Reorganization and the Offering will be, fully paid and non-assessable.

COMMON STOCK

     Holders of Common Stock have one vote per share of record on each matter submitted to a vote of stockholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock have the right to receive ratably such dividends, if any, as may be declared by the Board of Directors out of assets legally available therefor. In the event of liquidation or dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets remaining after payment of all amounts due to creditors and all preferential amounts due to holders of any Preferred Stock. Holders of Common Stock have noncumulative voting rights in the election of directors. Holders of Common Stock have no conversion rights and are not entitled to any preemptive or subscription rights. The Common Stock is not subject to redemption or any further calls or assessments.

PREFERRED STOCK

     The terms of the Preferred Stock, or any series thereof, may be determined from time to time by the Board of Directors. Such shares may be convertible into Common Stock, which could result in dilution of the holders of Common Stock, and may have a rank superior to the Common Stock in the payment of dividends, liquidation rights, voting and other rights, preferences and privileges. Future shares of Preferred Stock may be issued from time to time by authorization of the Board of Directors of the Company without submitting a proposal regarding the issuance of such shares to a vote of holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the rights of holders of Common Stock and under certain circumstances make it more difficult for a third party to gain control of the Company. No shares of Preferred Stock are outstanding, and the Company has no current plans to issue any shares of Preferred Stock.

CHARTER AND BYLAW PROVISIONS

     The Company's Articles of Incorporation provide that no officer or director will be personally liable to the Company or any stockholder for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of dividends in violation of the Corporation Law. If the Corporation Law is amended or interpreted to eliminate or limit further the personal liability of directors or officers, then the liability of all directors and officers automatically will be eliminated or limited to the full extent then so permitted. These provisions in the Articles of Incorporation do not eliminate the fiduciary duties of the directors and officers and, in appropriate circumstances, equitable remedies such as injunctive relief or other forms of non-monetary relief will remain available under Nevada law. In addition, these provisions do not affect responsibilities imposed under any other law, such as the federal securities laws or state or federal environmental laws.

     The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted under the Corporation Law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. The Company intends to seek liability insurance for its officers and directors.

     Prior to the consummation of the Offering, the Company anticipates that it will enter into separate indemnification agreements with each of its directors and officers. These agreements will require the Company, among other things, to indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions involving intentional misconduct, fraud or a knowing violation of law), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to cover such persons under any directors' and officers' liability insurance policy maintained by the Company. These indemnification agreements will be separate and independent of the indemnification rights under the Bylaws and are irrevocable.

     The Company believes that these provisions of the Articles of Incorporation and Bylaws and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification pursuant to the foregoing provisions against liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Company, the Company has been informed that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Company has elected in its Articles of Incorporation to not be subject to the Nevada Combinations With Interested Stockholders Act and the Nevada Acquisition of Controlling Interest Act. Such acts, when applicable, have the effect of delaying or making it more difficult to effect a change in control of the Company.

     The Company's Bylaws permit stockholders to take action by written consent in lieu of a meeting so long as holders of not less than a majority of the outstanding shares, or such greater percentage as may be required for the action proposed to be taken, participate in such consent.

SAXTON WARRANTS AND REGISTRATION RIGHTS

     In connection with the Reorganization, the Company will issue to the Contributing Stockholders the Saxton Warrants to purchase 400,000 shares of Common Stock in satisfaction of $1.0 million of Subordinated Dividend Notes. The Saxton Warrants will be exercisable, at an exercise price per share of $9.90, for a five-year period commencing upon the determination of the Company's independent auditors that the Company had after tax net income of not less than $7.4 million in 1997 and aggregate after tax net income of not less than $18.4 million for 1997 and 1998 prior to any expense related to such warrants, calculated based on federal and state income tax rates now in effect. If the Company does not achieve the specified levels of after tax net income, the Saxton Warrants will lapse.

     The Saxton Warrants provide certain rights with respect to the registration under the Securities Act of the shares of Common Stock issuable upon exercise thereof. The holders of the shares issuable upon exercise of the Saxton Warrants may require the Company to file a registration statement under the Securities Act with respect to such shares. In addition, if the Company registers any of its Common Stock whether for its own account or for the account of other security holders, the holders of the shares issuable upon exercise of the Saxton Warrants are entitled to include their shares of Common Stock in the registration.

REPRESENTATIVES' WARRANTS AND REGISTRATION RIGHTS

     The Company has agreed to sell to the Representatives the Representatives' Warrants to purchase 227,500 shares of Common Stock at an exercise price per share of $9.90. The Representatives' Warrants are exercisable for a period of five years from the date of this Prospectus. Neither the Representatives' Warrants nor the shares of Common Stock issuable upon exercise thereof may be transferred (other than to affiliates of the Representatives) for a period of one year beginning on the date of this Prospectus. See "Underwriting."

     The Representatives' Warrants provide certain rights with respect to the registration under the Securities Act of the shares of Common Stock issuable upon exercise thereof. The holders of the shares issuable upon exercise of the Representatives' Warrants may require the Company to file a registration statement under the Securities Act with respect to such shares. In addition, if the Company registers any of its Common Stock whether for its own account or for the account of other security holders, the holders of the shares issuable upon exercise of the Representatives' Warrants are entitled to include their shares of Common Stock in the registration.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation. Its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the closing of the Offering, and assuming no exercise of the Underwriters' over-allotment option, the Company will have 7,619,142 shares of Common Stock outstanding. Of these shares, the 2,275,000 shares to be sold to the public in the Offering will have been registered under the Securities Act and will be freely transferable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company (as that term is defined in Rule 144 under the Securities Act ("Rule 144")). Of the remaining 5,344,142 shares, 4,959,886 shares will be "restricted securities" (as defined in Rule 144), of which 4,933,254 shares will be immediately eligible for sale in the public market in the quantities and manner permitted by Rule 144 following expiration of the 180-day lock-up period described below and the remaining 26,632 shares constituting restricted securities will be eligible for sale in the public market pursuant to Rule 144 upon the expiration of the holding period required by Rule 144(d). The 384,256 shares to be acquired immediately prior to the closing of the Offering as part of the Reorganization will be issued pursuant to the exemption from registration under the Securities Act afforded to "intrastate offerings" within the meaning of Section 3(a)(11) of the Securities Act. Such shares will be eligible for sale in the public market in the quantities and manner permitted by Rule 144 commencing nine months following the date such shares are acquired. All of the unregistered outstanding shares of the Company's Common Stock are held by affiliates of the Company or the Company's ESOP Trust.

     In general, under Rule 144, as currently in effect, an affiliate of the Company (or persons whose shares are required to be aggregated with an affiliate) who beneficially owns registered shares or restricted securities with respect to which at least one year has elapsed since the later of the date such restricted securities were acquired from the Company or from an affiliate of the Company is entitled to sell in "brokers' transactions" or to market makers within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock or (ii) the average weekly reported trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain requirements relating to the manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not and has not been an affiliate of the Company at any time during the three months immediately preceding the sale of the restricted securities is entitled to sell such securities pursuant to Rule 144(k) without regard to the limitations described above, provided that two years have elapsed since the later of the date on which such restricted securities were acquired from the Company or the date they were acquired from an affiliate of the Company. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to this Offering are entitled to sell such shares 90 days after the Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation or notice filing provisions of Rule 144. In addition, Rule 144A would permit the resale of restricted securities to qualified institutional buyers subject to compliance with conditions of the Rule.

     The Company and its directors, officers and holders of 5% or more of the Common Stock have agreed with the Underwriters that for a period of 180 days after the date of this Prospectus (the "lock-up period"), they will not sell or otherwise dispose of any shares of Common Stock without the prior written consent of the Representatives of the Underwriters. See "Underwriting."

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register Common Stock reserved for issuance to employees and others pursuant to various stock option agreements, the Option Plan and the Director Plan. Such registration is expected to become effective as soon as practicable following the date of this Prospectus. Shares issued pursuant to the stock option agreements, the Option Plan and the Director Plan if not otherwise subject to an agreement not to sell any Common Stock during the 180-day period following the date of this Prospectus after the effective date of such registration statement generally will be available for sale in the open market. As of the date of this Prospectus, (i) options to purchase 104,410 shares of Common Stock are outstanding pursuant to various stock option agreements, of which options to purchase 47,909 shares are vested and (ii) no options to purchase shares of Common Stock are outstanding under the Option Plan or Director Plan.

     Holders of shares issuable upon exercise of the Saxton Warrants and the Representatives' Warrants are entitled to certain registration rights. See "Description of Capital Stock -- Saxton Warrants and Registration Rights" and "Description of Capital Stock -- Representatives' Warrants and Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Underwriters named below (the "Underwriters"), have severally, and not jointly, agreed, through Ladenburg Thalmann & Co. Inc. and Stifel, Nicolaus & Company, Incorporated, the Representatives of the Underwriters (the "Representatives"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the aggregate number of shares of Common Stock set forth opposite their respective names:

                                UNDERWRITERS                          NUMBER OF SHARES
        ------------------------------------------------------------  ----------------
        Ladenburg Thalmann & Co. Inc................................        845,000
        Stifel, Nicolaus & Company, Incorporated....................        845,000
        PaineWebber Incorporated....................................         80,000
        EVEREN Securities, Inc. ....................................         55,000
        First Albany Corporation....................................         55,000
        Furman Selz LLC.............................................         55,000
        Jefferies & Company, Inc. ..................................         55,000
        McDonald & Company Securities, Inc. ........................         55,000
        Piper Jaffray Inc. .........................................         55,000
        Wedbush Morgan Securities...................................         55,000
        Burnham Securities Inc. ....................................         30,000
        John G. Kinnard and Company, Incorporated...................         30,000
        Neidiger, Tucker, Bruner, Inc. .............................         30,000
        Sands Brothers & Co. Ltd....................................         30,000
                                                                          ---------
                  Total.............................................      2,275,000
                                                                          =========

     The Underwriters are committed to take and to pay for all of the shares of Common Stock offered hereby (other than the shares covered by the over-allotment option described below), if any are purchased.

     The Underwriters have advised the Company that they propose to offer all or part of the Common Stock offered directly to the public initially at the price to the public set forth on the cover page of this Prospectus, that they may offer shares to certain dealers at a price that represents a concession of not more than $.35 per share, and that the Underwriters may allow, and such dealers may reallow, a concession of not more than $.10 per share to certain other dealers. After the Offering, the price to the public and the concessions may be changed from time to time by the Representatives.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 341,250 additional shares of Common Stock at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of the shares offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase the same percentage thereof as the percentage of the initial shares to be purchased by that Underwriter.

     The Company has agreed to indemnify the Underwriters and certain related persons against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and its directors, officers and holders of 5% or more of the Common Stock have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any equity securities of the Company or any securities convertible into or exchangeable for, or any rights to purchase or acquire, equity securities of the Company for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representatives.

     At the request of the Company, the Underwriters have reserved up to 40,000 shares of Common Stock for sale at the initial public offering price to James C. Saxton and his wife. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Except as restricted by applicable securities laws, and subject to their agreement not to offer, sell or otherwise dispose of any equity securities of the Company for a period of 180 days after the date of this Prospectus, reserved shares purchased by Mr. and Mrs. Saxton will be available for resale following the Offering.

     The Company has agreed to issue to the Representatives and their designees, for their own accounts, warrants to purchase an aggregate of 227,500 shares of Common Stock. The warrants will be exercisable during the five-year period commencing on the date hereof, at an exercise price per share of $9.90. The warrants will contain customary antidilution provisions and certain rights to register the shares issuable upon exercise of the warrants under the Securities Act.

     Prior to the Offering, there has been no public market for the Common Stock. The initial offering price was determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the Company's historical results of operations and financial condition, prospects for the Company and for the industry in which the Company operates, the Company's capital structure, and the general condition of the securities market.

     The Representatives have informed the Company that the Underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered hereby, and the Representatives do not intend to confirm sales of shares to any account over which they exercise discretionary authority.

     In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Such transactions may be effected on the Nasdaq National Market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the legality of the shares offered by this Prospectus will be passed upon for the Company by Hughes Hubbard & Reed LLP, Los Angeles, California. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

     The Combined Financial Statements of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (of which this Prospectus is a part) under the Securities Act and the rules and regulations promulgated thereunder with respect to the shares of Common Stock offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract, agreement or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and such schedules and exhibits, copies of which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such material may also be accessed electronically by means of the Commission's website on the Internet at http://www.sec.gov.

     The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by its independent public accountants and quarterly reports containing unaudited consolidated financial statements for three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
Unaudited Pro Forma Condensed Consolidated Financial Statements......................    F-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1997........    F-4
Unaudited Pro Forma Condensed Consolidated Statement of Income for the year ended
  December 31, 1996..................................................................    F-5
Unaudited Pro Forma Condensed Consolidated Statement of Income for the three months
  ended March 31, 1997...............................................................    F-6
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.............    F-7
Independent Auditors' Report.........................................................    F-8
Combined Balance Sheets as of December 31, 1995 and 1996 and March 31, 1997
  (Unaudited) and Pro Forma Combined Balance Sheet as of March 31, 1997
  (Unaudited)........................................................................    F-9
Combined Statements of Income for the years ended December 31, 1994, 1995 and 1996,
  and the three months ended March 31, 1996 and 1997 (Unaudited).....................   F-10
Combined Statements of Stockholders' Equity for the years ended December 31, 1994,
  1995 and 1996, and the three months ended March 31, 1997 (Unaudited)...............   F-11
Combined Statements of Cash Flows for the years ended December 31, 1994, 1995 and
  1996, and the three months ended March 31, 1996 and 1997 (Unaudited)...............   F-12
Notes to Combined Financial Statements...............................................   F-14

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying pro forma condensed consolidated financial statements of the Company present pro forma information giving effect to the Reorganization and the Offering and the application of the net proceeds and other transactions expected to be completed concurrently with the Offering, which are described in the accompanying notes to the pro forma condensed consolidated financial statements.

     Concurrently with the closing of the Offering, the Reorganization will be consummated by the Company and others for the principal purpose of transferring to the Company the ownership of all investment properties and all interests in partnerships which own properties which are currently owned by Mr. Saxton and his immediate family (the "Contributing Stockholders"), alone or with one or more third parties. In addition, as part of the Reorganization, certain outstanding indebtedness between the Company and the Contributing Stockholders will be satisfied. The Reorganization will be comprised of the transactions summarized below:

          Acquisition of Partnership Interests of Third Parties. The Company will acquire the noncontrolling partnership or other ownership interests of five third-party investors in four partnerships, for an aggregate of approximately $2.8 million in cash from the net proceeds of the Offering. The consideration to be paid was based on the value of the partnerships' real property and other assets as determined by negotiation between the Company and the third-party partners. The third-party noncontrolling interests will be acquired at fair market value and, accordingly, the book value of the real estate assets owned by such partnerships will be increased by an amount equal to the excess purchase price over the net assets acquired in accordance with the purchase method of accounting.

          Contribution of Partnership Interests of the Contributing Stockholders. The Contributing Stockholders will contribute to the Company their interests in the partnerships described in the preceding paragraph and their interests in three additional partnerships. Mr. Saxton will also contribute to the Company, for no additional consideration, (a) his direct or indirect general partner interest in four Tax Credit Partnerships, subject to receiving all required lender, partner and other consents to such contribution, and (b) an assignment of his 50% economic interest in the Retail Partnership. All interests in partnerships to be acquired from the Contributing Stockholders will be acquired by the Company as additional capital contributions of such stockholders for which the Company will neither pay any consideration nor issue any shares of Common Stock. The Company's acquisition of the partnership interests of the Contributing Stockholders has been accounted for as a combination of entities under common control and the capital accounts have been classified as additional paid-in capital.

          Satisfaction of Outstanding Indebtedness. The Company is indebted to the Contributing Stockholders in the aggregate amount of $8.1 million, represented by non-interest-bearing Subordinated Dividend Notes. The Company is also indebted to Mr. Saxton in the amount of $695,440 on account of a non-interest-bearing demand loan made by Mr. Saxton to the Company in July 1996. The Contributing Stockholders are indebted to the Company in the aggregate amount of approximately $727,000. As part of the Reorganization, the Company and the Contributing Stockholders will satisfy their respective obligations to the other by (i) offsetting the outstanding balance of loans by the Company to the Contributing Stockholders against an equal amount of Subordinated Dividend Notes, (ii) the Company issuing 384,256 shares of Common Stock and the Saxton Warrants in satisfaction of an aggregate of $4.7 million of Subordinated Dividend Notes and (iii) the Company repaying the $2.7 million balance of Subordinated Dividend Notes and $695,440 of other indebtedness utilizing a portion of the net proceeds of the Offering.

     The pro forma condensed consolidated balance sheet at March 31, 1997 assumes that the Reorganization occurred on March 31, 1997. The pro forma as adjusted condensed consolidated balance sheet at March 31, 1997 assumes that the Reorganization and the Offering occurred on

March 31, 1997. The pro forma condensed consolidated statements of income for the year ended December 31, 1996 and for the three months ended March 31, 1997 assume that the Reorganization occurred on January 1, 1996. The pro forma as adjusted condensed consolidated statements of income for the year ended December 31, 1996 and for the three months ended March 31, 1997 assume that the Reorganization and the Offering occurred on January 1, 1996.

     The pro forma condensed consolidated financial statements should be read in conjunction with the combined financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus. The pro forma condensed consolidated financial statements do not purport to represent the Company's operating results or financial position at the date or for the periods presented that would have actually occurred had the Reorganization and the Offering been completed on January 1, 1996 or on March 31, 1997, or to project the Company's operating results or financial position for any future period or date.

     The pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable under the circumstances.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1997

                                                   REORGANIZATION                    OFFERING         PRO FORMA
                                        ACTUAL      ADJUSTMENTS        PRO FORMA    ADJUSTMENTS      AS ADJUSTED
                                        -------    --------------      ---------    -----------      -----------
                                                                     (IN THOUSANDS)
ASSETS
Cash and cash equivalents............   $ 1,088                         $ 1,088      $     346(e)      $ 1,434
Real estate properties, net of
  accumulated depreciation...........    36,967          1,978(a)        38,945          5,843(e)       44,788
Due from tax credit partnerships.....    17,459                          17,459                         17,459
Due from related parties.............       727           (727)(b)            0                              0
Other assets.........................    10,413                          10,413         (1,428)(e)       8,825
                                                                                          (130)(e)
                                                                                           (30)(g)
                                        -------        -------          -------       --------         -------
          Total assets...............   $66,654       $  1,251          $67,905      $   4,601         $72,506
                                        =======        =======          =======       ========         =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable........................   $38,170                         $38,170      $  (3,053)(e)     $35,117
Notes payable to related parties.....     2,333                           2,333         (2,333)(e)           0
Capital lease obligations............     1,148                           1,148                          1,148
Subordinated dividend notes..........     8,077       $   (727)(b)        2,700         (2,700)(e)           0
                                                        (3,650)(c)
                                                        (1,000)(d)
                                        -------        -------          -------       --------         -------
          Total debt.................    49,728         (5,377)          44,351         (8,086)         36,265
Accounts payable and accrued
  expenses...........................     8,810             --            8,810             --           8,810
Other liabilities....................     1,452          2,810(a)         4,262         (2,810)(e)       1,319
                                                                                          (133)(e)
                                        -------        -------          -------       --------         -------
          Total liabilities..........    59,990         (2,567)          57,423        (11,029)         46,394
                                        -------        -------          -------       --------         -------
Common stock.........................         5                               5              3(e)            8
Additional paid-in-capital...........     1,021          3,650(c)         5,671         15,657(e)       20,075
                                                         1,000(d)                       (1,253)(f)
Retained earnings....................     6,059                           6,059            (30)(g)       6,029
Partners' capital (deficit)..........      (421)          (832)(a)       (1,253)         1,253(f)            0
                                        -------        -------          -------       --------         -------
          Total stockholders'
            equity...................     6,664          3,818           10,482         15,630          26,112
                                        =======        =======          =======       ========         =======
          Total liabilities and
            stockholders' equity.....   $66,654       $  1,251          $67,905      $   4,601         $72,506
                                        =======        =======          =======       ========         =======

            See accompanying Notes to Unaudited Pro Forma Condensed
                       Consolidated Financial Statements.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996

                                             REORGANIZATION                    OFFERING         PRO FORMA
                                  ACTUAL      ADJUSTMENTS        PRO FORMA    ADJUSTMENTS      AS ADJUSTED
                                  -------    --------------      ---------    -----------      -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

Construction revenue...........   $41,875                         $41,875                        $41,875
Sales of homes.................    12,963                          12,963                         12,963
Sales of commercial
  properties...................     4,772                           4,772                          4,772
Rental revenue.................     3,922                           3,922                          3,922
Other revenue..................       536                             536                            536
                                  -------         -----           -------       -------          -------
                                   64,068        $    0            64,068       $     0           64,068
                                  -------         -----           -------       -------          -------
Cost of construction...........    33,078                          33,078                         33,078
Cost of homes sold.............    10,967                          10,967                         10,967
Cost of commercial properties
  sold.........................     3,444                           3,444                          3,444
Rental operating cost..........       784                             784                            784
                                  -------         -----           -------       -------          -------
                                   48,273             0            48,273             0           48,273
                                  -------         -----           -------       -------          -------
Gross profit...................    15,795             0            15,795             0           15,795
                                  -------         -----           -------       -------          -------
General and administrative
  expenses.....................     3,425                           3,425                          3,425
Depreciation and
  amortization.................     1,079            51(i)          1,130           (75)(j)        1,055
                                  -------         -----           -------       -------          -------
Operating income...............    11,291           (51)           11,240            75           11,315
Joint venture earnings
  (loss).......................       (43)                            (43)                           (43)
Interest expense (net of
  interest income).............    (2,748)                         (2,748)          850(k)        (1,898)
                                  -------         -----           -------       -------          -------
Income before provision for
  income taxes.................     8,500           (51)            8,449           925            9,374
Pro forma income tax
  expense(h)...................     2,890           (17)            2,873           314            3,187
                                  -------         -----           -------       -------          -------
Net income.....................   $ 5,610        $  (34)          $ 5,576       $   611          $ 6,187
                                  =======         =====           =======       =======          =======
Net income per common share....                                   $  1.04                        $  0.84
Number of shares outstanding...                                     5,344         2,029(l)         7,373

            See accompanying Notes to Unaudited Pro Forma Condensed
                       Consolidated Financial Statements.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                             REORGANIZATION                    OFFERING         PRO FORMA
                                  ACTUAL      ADJUSTMENTS        PRO FORMA    ADJUSTMENTS      AS ADJUSTED
                                  -------    --------------      ---------    -----------      -----------
                                                               (IN THOUSANDS)
Construction revenue...........   $ 7,563                         $ 7,563                        $ 7,563
Sales of homes.................     2,958                           2,958                          2,958
Sales of commercial
  properties...................     4,895                           4,895                          4,895
Rental revenue.................       923                             923                            923
Other revenue..................       201                             201                            201
                                   ------           ---           -------          ----          -------
                                   16,540        $    0            16,540       $     0           16,540
                                   ------           ---           -------          ----          -------
Cost of construction...........     6,326                           6,326                          6,326
Cost of homes sold.............     2,435                           2,435                          2,435
Cost of commercial properties
  sold.........................     3,392                           3,392                          3,392
Rental operating cost..........       227                             227                            227
                                   ------           ---           -------          ----          -------
                                   12,380             0            12,380             0           12,380
                                   ------           ---           -------          ----          -------
Gross profit...................     4,160             0             4,160             0            4,160
                                   ------           ---           -------          ----          -------
General and administrative
  expenses.....................       794                             794                            794
Depreciation and
  amortization.................       286            12(i)            298             3(j)           301
                                   ------           ---           -------          ----          -------
Operating income...............     3,080           (12)            3,068            (3)           3,065
Joint venture earnings
  (loss).......................         0                               0                              0
Interest expense (net of
  interest income).............      (739)                           (739)          182(k)          (557)
                                   ------           ---           -------          ----          -------
Income before provision for
  income taxes.................     2,341           (12)            2,329           179            2,508
Pro forma income tax expense
  (h)..........................       796            (4)              792            61              853
                                   ------           ---           -------          ----          -------
Net income.....................   $ 1,545        $   (8)          $ 1,537       $   118          $ 1,655
                                   ======           ===           =======          ====          =======
Net income per common share....                                   $  0.29                        $  0.22
Number of shares outstanding...                                     5,344         2,013(l)         7,357

            See accompanying Notes to Unaudited Pro Forma Condensed
                       Consolidated Financial Statements.

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a)   Reflects the purchase for cash of partnership or other ownership interests of unaffiliated parties in predecessor partnerships and the allocation of the excess of the purchase price over equity acquired to the real estate assets in accordance with the purchase method of accounting.
      Cash purchase price of unaffiliated partners' interests in the predecessor partnerships................................................................  $ 2,810,000
      Less: Acquired equity.......................................................     (832,000)
                                                                                    -----------
      Excess of purchase price over equity acquired...............................  $ 1,978,000
                                                                                    -----------
(b)   Reflects the repayment by the Contributing Stockholders of $727,000 of advances and loans by offsetting this amount against an equal amount of Subordinated Dividend Notes.
(c)   Reflects the contribution by the Contributing Stockholders of $3,650,428 of Subordinated
      Dividend Notes in exchange for 384,256 shares of Common Stock. See "The Reorganization."
(d)   Reflects the contribution by the Contributing Stockholders of $1,000,000 of Subordinated
      Dividend Notes in exchange for warrants for 400,000 shares of Common Stock. See "The
      Reorganization" and "Description of Capital Stock -- Saxton Warrants and Registration
      Rights."
(e)   Reflects the issuance of 2,275,000 shares of common stock in the Offering at the initial public offering price of $8.25 per share and the application of the proceeds as follows:
      Gross proceeds from stock issuance..........................................  $18,768,750
      Less use of proceeds:
      Issuance costs, including deferred offering costs...........................    3,109,000
                                                                                    -----------
      Net increase in stockholders' equity........................................   15,659,750
      Purchase of unaffiliated partners' interests................................    2,810,000

      Purchase of land
      Land cost.......................................................    5,843,000
      Deposits........................................................     (130,000)
                                                                        -----------
                                                                                      5,713,000
      Retirement of subordinated dividend notes...................................    2,700,000
      Retirement of indebtedness to related parties...............................    2,333,000
      Retirement of certain third-party indebtedness..............................    3,053,000
                                                                                    -----------
      Net proceeds before previously recorded deferred offering costs.............     (949,250)

      Deferred offering costs.........................................    1,428,000
      Deferred offering costs payable.................................     (133,000)
                                                                        -----------

      Add: Prepaid issuance costs.................................................    1,295,000
                                                                                    -----------
                                                                                    $   345,750
                                                                                    ===========
(f)   Reflects the allocation of Contributing Stockholders' partnership capital accounts to additional paid in capital.
(g)   Reflects the write-off of deferred loan costs associated with the early repayment of third-party debt.
(h)   Certain of the combined entities are partnerships for federal tax purposes and were, therefore, subject to no income tax. Pro forma income tax (actual, pro forma and pro forma as adjusted), computed at a marginal effective rate of 34%, has been computed as if the combined entities had been subject to income taxes as C corporations during the year ended
      December 31, 1996 and the three months ended March 31, 1997.
(i)   Reflects depreciation expense for the excess purchase price paid over equity for the unaffiliated partners' interest in the predecessor partnerships. Excess purchase price is allocated 25% to land and 75% to buildings and is depreciated on a straight-line basis over 30 years.
(j)   Reflects the reduction in amortization of loan fees resulting from the repayment of debt.
(k)   Reflects the reduction in interest expense resulting from the repayment of debt.
(l)   Reflects the aggregate number of shares the Company would have to sell at the initial public offering price of $8.25 per share to acquire the interests of unaffiliated parties in various properties in connection with the Reorganization, to acquire land for planned home development and to repay debt utilizing a portion of the net proceeds of the
      Offering.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Saxton Incorporated:

We have audited the accompanying combined balance sheets of Saxton Incorporated and Combined Entities (the "Company") as of December 31, 1995 and 1996, and the related combined statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Saxton Incorporated and Combined Entities as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Las Vegas, Nevada
February 26, 1997

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

                            COMBINED BALANCE SHEETS
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   DECEMBER 31,                  PRO FORMA
                                                                 -----------------   MARCH 31,   MARCH 31,
                                                                  1995      1996       1997        1997
                                                                 -------   -------   ---------   ---------
                                                                                          (UNAUDITED)
ASSETS
Real estate properties (notes 9, 10 and 17):
  Operating properties, net of accumulated depreciation (note
     3)........................................................  $22,154   $26,051    $23,072     $24,239
  Properties under development.................................    7,591    10,504     11,437      11,853
  Land held for future development or sale.....................    2,221     2,253      2,458       2,853
                                                                 -------   -------    -------     -------
          Total real estate properties.........................   31,966    38,808     36,967      38,945
Cash and cash equivalents......................................      492     1,590      1,088       1,088
Due from Tax Credit Partnerships (note 4)......................    6,653    16,215     17,459      17,459
Construction contracts receivable, net of allowance for
  doubtful accounts of $55 and $369 at December 31, 1995 and
  1996, respectively, and $369 at March 31, 1997 (unaudited)
  (note 6).....................................................      583       973        817         817
Costs and estimated earnings in excess of billings on
  uncompleted contracts (note 6)...............................    1,348     2,518      2,015       2,015
Notes receivable (note 5)......................................    2,183       139        139         139
Investments in joint ventures (note 7).........................    1,375     1,332      1,332       1,332
Due from related parties (note 4)..............................    1,844       610        727           0
Prepaid expenses and other assets (notes 8 and 16).............    3,136     5,772      6,110       6,110
                                                                 -------   -------    -------     -------
          Total assets.........................................  $49,580   $67,957    $66,654     $67,905
                                                                 =======   =======    =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses (note 6).................  $ 5,302   $10,545    $ 8,810     $ 8,810
Tenant deposits and other liabilities (note 11)................      515       993        980       3,790
Billings in excess of costs and estimated earnings on
  uncompleted contracts (note 6)...............................      101       418        472         472
Notes payable (note 9).........................................   31,281    38,103     38,170      38,170
Notes payable to related parties (note 10).....................    1,502     2,446      2,333       2,333
Long-term capital lease obligations (note 11)..................      686     1,084      1,148       1,148
Subordinated dividend notes (note 12)..........................    6,500     8,077      8,077       2,700
                                                                 -------   -------    -------     -------
          Total liabilities....................................   45,887    61,666     59,990      57,423
Stockholders' equity (notes 12 and 15)
  Common stock, $.001 par value. Authorized 50,000,000 shares, issued and outstanding 4,933,257 shares in 1995 and
     4,950,548 shares in 1996; and 4,959,886 shares at March
     31, 1997..................................................        5         5          5           5
  Preferred stock, $.001 par value. Authorized 5,000,000
     shares; no shares issued and outstanding..................       --        --         --          --
  Additional paid-in capital...................................    2,419     1,014      1,021       5,671
  Retained earnings............................................      479     5,100      6,059       6,059
  Partners' capital (deficit)..................................      790       172       (421)     (1,253)
                                                                 -------   -------    -------     -------
          Total stockholders' equity...........................    3,693     6,291      6,664      10,482
Commitments and contingencies (notes 11 and 19)................
                                                                 -------   -------    -------     -------
          Total liabilities and stockholders' equity...........  $49,580   $67,957    $66,654     $67,905
                                                                 =======   =======    =======     =======

            See accompanying notes to combined financial statements.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                                         THREE MONTHS
                                                          YEARS ENDED DECEMBER 31,      ENDED MARCH 31,
                                                         ---------------------------   -----------------
                                                          1994      1995      1996      1996       1997
                                                         -------   -------   -------   ------     ------
                                                                                          (UNAUDITED)
Revenue:
  Construction revenue, including Tax Credit
     Partnership construction revenue of $5,809,
     $16,643 and $36,011 for the years ended 1994, 1995
     and 1996, respectively, and $7,360 and $6,500 for
     the three months ended March 31, 1996 and 1997,
     respectively (unaudited)..........................  $10,863   $22,090   $41,875   $8,021     $7,563
  Sales of homes.......................................       --        --    12,963    2,112      2,958
  Sales of commercial properties.......................    8,072     9,850     4,772       --      4,895
  Rental revenue (note 13).............................    3,288     3,531     3,922      963        923
  Other revenue........................................      137        99       536       84        201
                                                         -------   -------   -------   ------     ------
          Total revenue................................   22,360    35,570    64,068   11,180     16,540
                                                         -------   -------   -------   ------     ------
Cost of revenue:
  Cost of construction, including Tax Credit
     Partnership cost of construction of $4,422,
     $14,182 and $27,623 for the years ended 1994, 1995
     and 1996, respectively, and $5,598 and $5,185 for
     the three months ended March 31, 1996 and 1997,
     respectively (unaudited)..........................   10,713    18,194    33,078    6,326      6,326
  Cost of homes sold...................................       --        --    10,967    1,762      2,435
  Cost of commercial properties sold...................    6,027     9,373     3,444       --      3,392
  Rental operating cost................................      635       631       784      177        227
                                                         -------   -------   -------   ------     ------
          Total cost of revenue........................   17,375    28,198    48,273    8,265     12,380
                                                         -------   -------   -------   ------     ------
  Gross profit.........................................    4,985     7,372    15,795    2,915      4,160
                                                         -------   -------   -------   ------     ------
  General and administrative expenses..................    1,736     1,957     3,425      434        794
  Depreciation and amortization........................      745       722     1,079      246        286
                                                         -------   -------   -------   ------     ------
          Operating income.............................    2,504     4,693    11,291    2,235      3,080
                                                         -------   -------   -------   ------     ------
Other income (expense):
  Interest expense, net of interest income of $497,
     $266 and $72 for the years ended December 31,
     1994, 1995 and 1996, respectively, and $18 and $57
     for the three months ended March 31, 1996 and
     1997, respectively (unaudited)....................   (1,475)   (2,127)   (2,748)    (607)      (739)
  Joint venture earnings (loss) (note 7)...............        6     1,131       (43)      --         --
                                                         -------   -------   -------   ------     ------
          Total other income (expense).................   (1,469)     (996)   (2,791)    (607)      (739)
                                                         -------   -------   -------   ------     ------
          Income before provision for income taxes.....    1,035     3,697     8,500    1,628      2,341
Provision for income taxes (note 16)...................       --        67     2,517      451        497
                                                         -------   -------   -------   ------     ------
          Net income...................................  $ 1,035   $ 3,630   $ 5,983   $1,177     $1,844
                                                         ========  ========  ========  ======     ======

            See accompanying notes to combined financial statements.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996 AND THREE MONTHS ENDED MARCH 31,
                                      1997
                                 (IN THOUSANDS)

                                                           ADDITIONAL               PARTNERS'
                                      SHARES      COMMON    PAID-IN     RETAINED     CAPITAL
                                    OUTSTANDING   STOCK     CAPITAL     EARNINGS    (DEFICIT)    TOTAL
                                    -----------   ------   ----------   ---------   ---------   -------
Balance at January 1, 1994........         3        $5       $    5      $ 6,099     $  1,623   $ 7,732
Contributions.....................                                                        223       223
Distributions (note 12)...........                                        (6,500)      (1,582)   (8,082)
Net income........................                                           518          517     1,035
                                                    --
                                       -----                -------      -------      -------   -------
Balance at December 31, 1994......         3         5            5          117          781       908
Contributions.....................                                                        700       700
Distributions.....................                                                     (1,545)   (1,545)
Jim Saxton Inc. termination of
  S corp election.................                            2,240       (2,240)                    --
Exchange of common stock in
  connection with the merger of
  Jim Saxton, Inc. into Saxton
  Incorporated (1,916 for 1)......     4,913                                                         --
Stock issued to Employee Stock
  Ownership Plan..................        17                    174         (174)                    --
Net income........................                                         2,776          854     3,630
                                                    --
                                       -----                -------      -------      -------   -------
Balance at December 31, 1995......     4,933         5        2,419          479          790     3,693
Contributions.....................                                                        256       256
Distributions.....................                           (1,577)                   (2,064)   (3,641)
Stock issued to Employee Stock
  Ownership Plan..................        17                    172         (172)                    --
Net income........................                                         4,793        1,190     5,983
                                                    --
                                       -----                -------      -------      -------   -------
Balance at December 31, 1996......     4,950         5        1,014        5,100          172     6,291
Stock issued to Employee Stock
  Ownership Plan (unaudited)......        10                      7           (7)                    --
Contributions (unaudited).........                                                        500       500
Distributions (unaudited).........                                                     (1,971)   (1,971)
Net income (unaudited)............                                           966          878     1,844
                                                    --
                                       -----                -------      -------      -------   -------
Balance at March 31, 1997
  (unaudited).....................     4,960        $5       $1,021      $ 6,059     ($   421)  $ 6,664
                                       =====        ==      =======      =======      =======   =======

            See accompanying notes to combined financial statements.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                         THREE MONTHS
                                                                                             ENDED
                                                          YEARS ENDED DECEMBER 31,         MARCH 31,
                                                        ----------------------------   -----------------
                                                         1994       1995      1996      1996      1997
                                                        -------   --------   -------   -------   -------
                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income..........................................  $ 1,035   $  3,630   $ 5,983   $ 1,177   $ 1,844
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization....................      745        722     1,079       246       286
     Gain on sales of commercial properties...........   (2,045)      (477)   (1,327)       --    (1,503)
     Joint venture (earnings) losses..................       (6)    (1,131)       43        --        --
  Changes in operating assets and liabilities:
     Increase in due from Tax Credit Partnerships.....   (1,629)    (3,855)   (9,562)   (7,485)   (1,244)
     Decrease (increase) in construction contracts
       receivable.....................................    1,206       (175)     (390)      (53)      156
     Decrease (increase) in costs and estimated
       earnings in excess of billings on uncompleted
       contracts......................................     (213)      (191)   (1,170)      838       503
     Decrease (increase) in residential properties
       under development..............................       --     (1,909)   (2,390)     (544)    2,286
     Increase in prepaid expenses and other assets....     (335)    (1,175)   (2,012)     (828)     (248)
     Increase (decrease)in accounts payable and
       accrued expenses...............................      135      2,975     5,243     1,002    (1,735)
     Increase (decrease) in billings in excess of
       costs and estimated earnings on uncompleted
       contracts......................................     (167)        84       317     4,023        54
     Increase (decrease) in tenant deposits and other
       liabilities....................................     (278)        37       478       (51)      (13)
                                                        -------   --------   -------   -------   -------
          Net cash provided by (used in) operating
            activities................................   (1,552)    (1,465)   (3,708)   (1,675)      386
                                                        -------   --------   -------   -------   -------
Cash flows from investing activities:
  Expenditures for property acquisitions and
     improvements.....................................   (7,390)   (13,658)   (7,232)   (1,383)   (4,125)
  Proceeds from sales of commercial properties........    6,280      9,043     4,772        --     4,895
  (Increase) decrease in due from related parties.....      849       (441)    1,234        78      (117)
  Decrease (increase) in notes receivable.............     (111)       865     2,044        --        --
  Capital contributions to joint ventures.............   (1,105)        --        --        --        --
  Distributions from joint ventures...................       57        874        --        --        --
                                                        -------   --------   -------   -------   -------
          Net cash provided by (used in) investing
            activities................................   (1,420)    (3,317)      818    (1,305)      653
                                                        -------   --------   -------   -------   -------

            See accompanying notes to combined financial statements.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

                 COMBINED STATEMENTS OF CASH FLOWS (CONTINUED)
                                 (IN THOUSANDS)

                                                                                         THREE MONTHS
                                                                                             ENDED
                                                          YEARS ENDED DECEMBER 31,         MARCH 31,
                                                        ----------------------------   -----------------
                                                         1994       1995      1996      1996      1997
                                                        -------   --------   -------   -------   -------
                                                                                          (UNAUDITED)
Cash flows from financing activities:
  Proceeds from issuance of notes payable.............  $18,780   $ 15,880   $13,059   $ 2,442   $ 6,286
  Principal payments on notes payable.................  (14,591)    (9,913)   (8,179)       (6)   (6,219)
  Net increase (decrease) in notes payable to related
     parties..........................................       20        799       931       342      (113)
  Principal payments on capital lease obligations.....       --         --       (15)       --       (24)
  Proceeds from issuance of subordinated dividend
     notes............................................       --         --     1,577        --        --
  Capital contributions...............................       53         --       256        --       500
  Distributions paid..................................   (1,582)    (1,545)   (3,641)     (205)   (1,971)
                                                        -------   --------   -------   -------   -------
          Net cash provided by (used in) financing
            activities................................    2,680      5,221     3,988     2,573    (1,541)
                                                        -------   --------   -------   -------   -------
          Net increase (decrease) in cash and cash
            equivalents...............................     (292)       439     1,098      (407)     (502)
Cash and cash equivalents:
  Beginning of period.................................      345         53       492       492     1,590
                                                        -------   --------   -------   -------   -------
  End of period.......................................  $    53   $    492   $ 1,590   $    85   $ 1,088
                                                        =======   ========   =======   =======   =======
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest, net of
     amounts capitalized (note 2).....................  $ 1,982   $  2,039   $ 2,799   $   178   $   796
                                                        =======   ========   =======   =======   =======
  Cash paid during the period for income taxes........  $    --   $     --   $   171   $    --   $    --
                                                        =======   ========   =======   =======   =======
Non-cash financing and investing activities:
  Subordinated notes issued for dividends payable.....  $ 6,500   $     --   $    --   $    --   $    --
                                                        =======   ========   =======   =======   =======
  Capital contribution of land........................  $   170   $    700   $    --   $    --   $    --
                                                        =======   ========   =======   =======   =======
  Properties sold in exchange for notes receivable....  $ 1,832   $    807   $    --   $    --   $    --
                                                        =======   ========   =======   =======   =======
  Notes payable issued to acquire real estate
     properties.......................................  $    --   $     --   $ 1,968   $    --   $    --
                                                        =======   ========   =======   =======   =======
  Capital lease obligation recorded in connection with
     equipment acquisitions...........................  $    --   $     --   $   400   $    --   $    88
                                                        =======   ========   =======   =======   =======
  Capital lease obligation recorded in connection with
     sale/leaseback transaction.......................  $    --   $    686   $    --   $    --   $    --
                                                        =======   ========   =======   =======   =======

            See accompanying notes to combined financial statements.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1996
                         AND MARCH 31, 1997 (UNAUDITED)

(1) ORGANIZATION

     The accompanying combined financial statements include the combined accounts of Saxton Incorporated ("Saxton"), formerly Jim Saxton, Inc. ("JSI"), Big Tyme Food Marts, Inc. ("Big Tyme"), seven general partnerships, three limited partnerships and two wholly-owned corporations, Summit Hills, Inc. and Hillcrest, Inc. Big Tyme and all the partnerships included in the combination (predecessor partnerships) are under the common management of Saxton or executive officers of Saxton. Such combined group is collectively referred to as "Saxton Incorporated and Combined Entities" (the "Company"). The combined financial statements have been presented on a combined basis because of the common control (or significant ownership) and management and because the entities are expected to be the subject of a business combination. All significant intercompany balances and transactions have been eliminated in combination.

     Stockholders' equity of the Company consists of the net assets of the predecessor partnerships and Saxton's stockholders' equity. In December 1995, JSI was acquired by Saxton, a newly formed holding company. The acquisition was accounted for as the combination of entities under common control using the as-if pooling of interests method. Each outstanding share of JSI common stock was exchanged for 1,916 shares of $.001 par value common stock of Saxton.

     The Company plans to file with the Securities and Exchange Commission a Registration Statement on Form S-1 for the sale of 2,275,000 shares of common stock. Concurrent with the sale of these shares, the Company plans to consummate a 1 for approximately 0.51312 reverse stock split and effect a plan of reorganization. All share and per share data included in the accompanying combined financial statements give effect to the reverse stock split.

     The names of the partnerships included in these combined financial statements are as follows:

            Saxton Properties                       Novex, LP
            LRC, LP                                 Levitz Plaza, LP
            Sahara West                             SNIC II
            Mendenhall & Saxton Partners            LB&S Partners
            R & D Partners                          TVS

     Because the unaffiliated partners of the partnerships included in the combined financial statements are to be issued cash for their ownership interests in such partnerships as a result of the expected business combination, no minority interest is included in the combined financial statements.

     The Company is engaged in the acquisition, development, construction, ownership and operation of real property located in the greater Las Vegas area. The properties consist of industrial buildings, retail centers, apartments, single family homes and land in various phases of development. The Company also has noncontrolling interests in joint ventures that are engaged in the acquisition, development, ownership and operation of real property.

     Unaudited Pro Forma Information

     The accompanying pro forma balance sheet as of March 31, 1997 is a supplemental presentation to give effect to the proposed reorganization and recapitalization to be completed by the Company prior to the proposed sale of 2,275,000 shares of its common stock.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

     The terms of the proposed transaction reflected in the accompanying pro forma balance sheet are as follows:

     -- Purchase of the unaffiliated partners interest in the predecessor partnerships for $2,810,000 with the excess of the purchase price over net assets acquired of $1,978,000 allocated to the real estate assets in accordance with the purchase method of accounting.

     -- Repayment of $727,000 of amounts due from related parties by offsetting this amount against subordinated dividend notes.

     -- Contribution by existing stockholders of $3,650,428 of subordinated dividend notes in exchange for 384,256 shares of the Company's common stock.

     -- Contribution by the existing stockholders of $1,000,000 of subordinated dividend notes in exchange for warrants for 400,000 shares of the Company's common stock.

     Certain of the combining entities are currently non taxable. Pro forma net income and earnings per share for the year ended December 31, 1996 and the three months ended March 31, 1997 are summarized as follows assuming the statutory Federal tax rate of 34% and 5,334,804 shares outstanding after giving effect to the reverse stock split and the issuance of shares to the existing stockholders in exchange for subordinated dividend notes.

                                                    YEAR ENDED         THREE MONTHS ENDED
                                                 DECEMBER 31, 1996       MARCH 31, 1997
                                                 -----------------     ------------------
                                                 (IN THOUSANDS EXCEPT EARNINGS PER SHARE)
        Income before provision for income
          tax..................................       $ 8,500                $2,341
        Pro forma provision for income tax.....         2,890                   796
        Pro forma net income...................         5,610                 1,545
                                                       ======                 =====
        Pro forma earnings per share...........       $  1.05                $ 0.29
                                                       ======                 =====

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Real Estate Properties

     Real estate operating properties are stated at cost less accumulated depreciation. Costs incurred for acquisition and betterment of the property are capitalized. Repair and maintenance costs are expensed as incurred. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

     The Company capitalizes interest costs and real estate taxes in connection with properties that are under development. Capitalization of interest costs and real estate taxes is discontinued when a project is substantially complete and ready for its intended use. The Company incurred interest costs of approximately $2,427,000, $2,748,000 and $4,091,000 at December 31, 1994, 1995 and 1996,
respectively, and $803,000 and $1,464,000 at March 31, 1996 and 1997
(unaudited),

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

respectively, of which the Company capitalized approximately $455,000, $355,000 and $1,271,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $178,000 and $668,000 for the three-month periods ended March 31, 1996 and 1997 (unaudited), respectively.

  Depreciation and Amortization

     For financial reporting purposes, the Company depreciates its buildings, tenant improvements and furniture and equipment over their estimated useful lives (buildings 31.5 to 40 years, tenant improvements over the term of the related lease, and furniture and equipment 5 to 7 years) using the straight-line method. Leasing costs are capitalized and amortized on a straight-line basis over the term of the lease. Loan fees are deferred and amortized on a straight-line basis (which approximates the effective interest method) over the term of the loan. Capitalized leasing costs and loan fees are included in other assets in the accompanying combined balance sheet.

  Rental Revenue Recognition

     Rental revenue is recognized on a straight-line basis over the terms of the respective leases.

  Construction Revenue and Cost Recognition

     Revenue on fixed-price construction contracts is recognized on the percentage-of-completion method of accounting based on the proportion of actual contract costs incurred to total estimated contract costs. Revisions to contract revenues and cost estimates are reflected in the accounting period in which they become known. Provisions for estimated losses on uncompleted contracts are made in the accounting period in which the events that give rise to such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue and are recognized in the period in which such revisions are determined.

  Sale of Properties

     Profit is generally recognized on sales of properties at the time escrow is closed provided that (i) there has been a minimum down payment, ranging from 10% to 25% depending upon the type of property sold, (ii) the buyer has met adequate continuing investment criteria, and (iii) the Company, as the seller, has no continuing involvement in the property. Where the Company has an obligation to complete certain future development, profit is deferred in the ratio of the cost of development to be completed to the total cost of the property being sold under percentage of completion accounting.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Applying the percentage-of-completion method of recognizing revenue requires the Company to estimate the outcome of its long-term contracts. The Company forecasts such outcomes to the best of its knowledge and belief of current and expected conditions, and its expected course of action. Differences between the Company's estimates and actual results often occur resulting in

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

changes to reported revenue and earnings. Such changes could have a material effect on future financial statements.

  Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  Investments in Joint Ventures

     The equity method of accounting is used for investments in entities in which the Company has the ability to exercise significant influence over operating and financial policies. Under the equity method of accounting, the Company recognizes its share of the net earnings or losses of these entities as earned or incurred, increases the carrying value of its investment by the amount of contributions made, and reduces the carrying value of its investment by the amount of all distributions received.

  Income Taxes

     Prior to October 1, 1995, Saxton elected to be taxed as an S corporation under sections of the Internal Revenue Code of 1986, as amended (the "Code"), which provide that in lieu of corporate income tax, the stockholders separately account for items of income, deductions, losses and credits. The partners of the predecessor partnerships also report their share of taxable income in their individual income tax returns. Accordingly, no provision for federal or state income taxes is included in the accompanying combined financial statements for the year ended December 31, 1994.

     Effective October 1, 1995, Saxton revoked its election to be taxed as an S corporation and began to be taxed as a C corporation. A C corporation accounts for its income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 16.

  Stock Options

     Prior to January 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. See Note 15.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

  Per Share Data

     Per share data is not relevant because the Company is a presentation of combined operations of partnerships and corporations.

  Reclassifications

     Certain amounts in prior periods have been reclassified to conform to the current period's presentation.

  Unaudited Interim Statements

     The combined financial statements as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 are unaudited. In the opinion of management all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such combined financial statements have been included. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the Company's future results of operations for the full year ending December 31, 1997.

(3) REAL ESTATE OPERATING PROPERTIES

     Real estate operating properties are summarized as follows (in thousands):

                                                                    ACCUMULATED
                                                                    DEPRECIATION
                                                                        AND
                                                         COST       AMORTIZATION       NET
                                                        -------     ------------     -------
    December 31, 1995:
      Buildings.......................................  $17,224       $ (1,873)      $15,351
      Tenant improvements.............................      884           (122)          762
      Land............................................    6,041             --         6,041
                                                        -------        -------       -------
                                                        $24,149       $ (1,995)      $22,154
                                                        =======        =======       =======
    December 31, 1996:
      Buildings.......................................  $21,188       $ (2,327)      $18,861
      Tenant improvements.............................      900           (170)          730
      Land............................................    6,460             --         6,460
                                                        -------        -------       -------
                                                        $28,548       $ (2,497)      $26,051
                                                        =======        =======       =======
    March 31, 1997 (unaudited):
      Buildings.......................................  $17,917       $ (2,191)      $15,726
      Tenant improvements.............................    1,487           (105)        1,382
      Land............................................    5,964             --         5,964
                                                        -------        -------       -------
                                                        $25,368       $ (2,296)      $23,072
                                                        =======        =======       =======

     Depreciation expense for the years ended December 31, 1994, 1995 and 1996 was approximately $534,000, $537,000 and $858,000, respectively, and for the three months ended March 31, 1996 and 1997 was approximately $184,000 and $159,000 (unaudited), respectively, for the above assets. For further information on real estate properties see Note 17.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(4) DUE FROM RELATED PARTIES AND DUE FROM TAX CREDIT PARTNERSHIPS

     Amounts due from related parties consist of receivables from stockholders of the Company. The receivables are unsecured, bear no interest and are payable on demand.

     Amounts due from Tax Credit Partnerships ("TCPs") relate to developer fees, land acquisition and construction costs receivable pertaining to low-income housing tax credit projects of the Company at various stages of completion. TCPs are limited partnerships formed for the purpose of constructing, owning and operating eligible low-income housing projects (as defined under Section 42(d) of the Code). The Company generally retains approximately a 1% general partnership interest and sells the remaining 99% to a large institutional investor which, in turn, publicly syndicates the interest to third party purchasers. These third party purchasers acquire the limited partnership interests to receive tax credits. Amounts due from TCPs will be collected from loan proceeds, contributions from partners, and cash flow from operations and consist of the following (in thousands):

                                                            DECEMBER 31
                                                         ------------------      MARCH 31,
                                                          1995       1996          1997
                                                         ------     -------     -----------
                                                                                (UNAUDITED)
    Developer fees receivable........................    $3,419     $ 5,405       $ 6,168
    Land acquisition and construction costs
      receivable.....................................     3,234      10,810        11,291
                                                         ------     -------       -------
                                                         $6,653     $16,215       $17,459
                                                         ======     =======       =======

(5) NOTES RECEIVABLE

     Notes receivable consists of the following (in thousands):

                                                              DECEMBER 31
                                                            ---------------      MARCH 31,
                                                             1995      1996        1997
                                                            ------     ----     -----------
                                                                                (UNAUDITED)
    Promissory notes from nonaffiliated entities, bearing
      interest ranging between 8.5% and 11%, secured by
      deeds of trust, due April 1998......................  $  171     $106        $ 106
    Promissory note from a nonaffiliated entity, bearing
      interest at 1% greater than "A" rated new issue
      long-term industrial bond rate as reported by
      Salomon Brothers Inc (8.33% at December 31, 1995),
      secured by deed of trust, principal and interest
      paid in full in July 1996...........................   1,810       --           --
    Other.................................................     202       33           33
                                                            ------     ----         ----
                                                            $2,183     $139        $ 139
                                                            ======     ====         ====

     Interest income recorded on notes receivable for the years ended December 31, 1994, 1995 and 1996 was approximately $242,000, $155,000 and $80,000, respectively. There was no interest income recorded on notes receivable for the three months ended March 31, 1996 and 1997 due to the insignificance of such amounts.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(6) CONSTRUCTION CONTRACTS

     Construction contracts receivable include amounts retained pending contract completion aggregating approximately $279,000 and $265,000 at December 31, 1995 and 1996, respectively, and approximately $386,000 at March 31, 1997 (unaudited). Based on anticipated completion dates, these retentions are expected to be collected in 1997.

     Accounts payable and accrued expenses includes amounts retained pending subcontract completion aggregating approximately $1,203,000 and $1,220,000 at December 31, 1995 and 1996, respectively, and approximately $1,374,000 at March 31, 1997 (unaudited).

     Costs and estimated earnings on uncompleted contracts are summarized as follows (in thousands):

                                                           DECEMBER 31
                                                      ---------------------      MARCH 31,
                                                        1995         1996          1997
                                                      --------     --------     -----------
                                                                                (UNAUDITED)
    Costs incurred to date........................    $ 22,753     $ 53,002      $  59,900
    Estimated earnings to date....................       4,650       14,279         15,906
                                                      --------      -------        -------
                                                        27,403       67,281         75,806
    Less billings to date.........................     (26,156)     (65,181)       (74,263)
                                                      --------      -------        -------
    Costs and estimated earnings in excess of
      billings, net...............................    $  1,247     $  2,100      $   1,543
                                                      ========      =======        =======

     Costs and estimated earnings in excess of billings, net, are shown on the accompanying combined balance sheets as follows (in thousands):

                                                           DECEMBER 31
                                                      ---------------------      MARCH 31,
                                                        1995         1996          1997
                                                      --------     --------     -----------
                                                                                (UNAUDITED)
    Costs and estimated earnings in excess of
      billings on uncompleted contracts...........    $  1,348     $  2,518      $   2,015
    Billings in excess of costs and estimated
      earnings on uncompleted contracts...........        (101)        (418)          (472)
                                                        ------       ------         ------
                                                      $  1,247     $  2,100      $   1,543
                                                        ======       ======         ======

     The asset "costs and estimated earnings in excess of billings on uncompleted contracts" represents construction revenue recognized in excess of amounts billed on the respective construction contracts. The liability "billings in excess of costs and estimated earnings on uncompleted contracts" represents amounts billed in excess of revenue recognized on the respective construction contracts.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(7) INVESTMENTS IN JOINT VENTURES

     The Company participates in several real estate development joint ventures. The joint ventures have projects at various stages of completion and development. The Company provides development and construction services to these joint ventures. The Company's interests in these joint ventures range from 1% to 50%. Summary financial information for the joint ventures are as follows (in thousands):

                                                            DECEMBER 31
                                                        -------------------      MARCH 31,
                    FINANCIAL POSITION                   1995        1996          1997
    --------------------------------------------------  -------     -------     -----------
                                                                                (UNAUDITED)
    Real estate properties............................  $22,538     $59,884       $67,941
    Other assets......................................      491       1,421           980
                                                        -------     -------       -------
              Total assets............................   23,029      61,305        68,921
    Notes payable.....................................   13,540      41,043        45,138
    Other liabilities.................................    7,853      15,922        17,806
                                                        -------     -------       -------
              Net assets..............................  $ 1,636     $ 4,340       $ 5,977
                                                        =======     =======       =======
    Company's share of net assets.....................  $ 1,375     $ 1,332       $ 1,332
                                                        =======     =======       =======

                                              YEARS ENDED               THREE MONTHS ENDED
                                              DECEMBER 31                    MARCH 31
                                     ------------------------------     ------------------
         RESULTS OF OPERATIONS        1994       1995        1996       1996         1997
    -------------------------------  ------     -------     -------     -----       ------
                                                                           (UNAUDITED)
    Rental revenues................  $1,609     $ 1,147     $ 2,197     $ 224       $1,127
    Sale of properties.............      --      10,741          --        --           --
                                     ------     -------     -------     -----       -------
                                      1,609      11,888       2,197       224        1,127
    Interest expense...............     467         518       1,551       232          700
    Cost of properties sold........      --       7,988          --        --           --
    Other expense..................   1,142         875       1,933       223          812
                                     ------     -------     -------     -----       -------
         Net earnings (loss).......  $   --     $ 2,507     $(1,287)    $(231)      $ (385)
                                     ======     =======     =======     =====       =======
    Company's share of net earnings
      (loss).......................  $    6     $ 1,131     $   (43)    $  --       $   --
                                     ======     =======     =======     =====       =======

     In 1995, two of the Company's joint ventures sold the majority of their properties. There were no adjustments made for the three months ended March 31, 1996 and 1997 for the Company's share of net earnings (loss) due to the insignificance of such amounts.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(8) PREPAID EXPENSES AND OTHER ASSETS

     Prepaid expenses and other assets consist of the following (in thousands):

                                                             DECEMBER 31
                                                          -----------------      MARCH 31,
                                                           1995       1996         1997
                                                          ------     ------     -----------
                                                                                (UNAUDITED)
    Rental and other accounts receivable................  $   63     $  298       $   204
    Other assets, primarily leasing costs and loan
      fees..............................................   2,068      2,728         2,896
    Deferred offering costs.............................     523      1,161         1,437
    Deferred tax assets, net............................      98        154           154
    Furniture and equipment, net........................     384      1,008         1,099
    Inventories.........................................      --        423           320
                                                          ------     ------       -------
                                                          $3,136     $5,772       $ 6,110
                                                          ======     ======       =======

(9) NOTES PAYABLE

     Notes payable, substantially all guaranteed by the two principal stockholders of the Company, consist of the following (in thousands):

                                                              DECEMBER 31
                                                          --------------------    MARCH 31,
                                                           1995         1996        1997
                                                          -------      -------    ---------
                                                                                  (UNAUDITED)
    Notes payable to various financial institutions
      maturing at dates ranging between April 1997 and
      July 2014. The notes bear interest monthly at
      various rates ranging between 7.62% and 18%.
      Monthly principal and interest payments
      approximate $260. The notes are collateralized by
      first trust deeds on real property...............   $28,074      $29,592     $27,117
    Notes payable to various individuals maturing at
      dates ranging between April 1997 and December
      1997. The notes bear interest at various rates
      ranging between 13% and 24%. Monthly interest
      payments approximate $112. The notes are
      collateralized by first trust deeds on real
      property.........................................     1,146        4,990       6,750
    Other..............................................     2,061        3,521       4,303
                                                          -------      -------     -------
                                                          $31,281      $38,103     $38,170
                                                          =======      =======     =======

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

     Approximate principal maturities as of December 31, 1996 and March 31, 1997 are as follows (in thousands):

                                                            DECEMBER 31,      MARCH 31,
                                                                1996            1997
                                                            ------------     -----------
                                                                             (UNAUDITED)
        Year ending December 31:
          1997............................................    $ 18,212         $14,034
          1998............................................       2,995           8,595
          1999............................................         740             678
          2000............................................         790             722
          2001............................................       2,144           2,068
          Thereafter......................................      13,222          12,073
                                                              --------         -------
                                                              $ 38,103         $38,170
                                                              ========         =======

     For notes payable with maturity dates in 1997, management is negotiating refinancing alternatives with the applicable lenders.

(10) NOTES PAYABLE TO RELATED PARTIES

     Notes payable to related parties are unsecured notes payable for development purposes. Interest only payments are due monthly at rates ranging from 10.5% to 12%, with all amounts due at various dates in 1997.

(11) LEASE OBLIGATIONS

     The Company is obligated under various capital leases for equipment and vehicles that expire at various dates over the next five years. These equipment and vehicle leases require minimum monthly payments ranging from $240 to $2,200 with interest at rates ranging from 7.9% to 11.73%.

     In addition, the Company is party to a sale and leaseback agreement for a convenience store that the Company constructed and the related land. The lease does not contain a bargain purchase option nor does the lease transfer ownership of the property upon expiration of the lease. The land portion of the leaseback has been classified as an operating lease and the building portion of the leaseback has been classified as a capital lease in accordance with SFAS No. 13, Accounting for Leases.

     The book value of the land of approximately $709,000 was removed from the accounts and the related gain on the sale of approximately $103,000 was deferred. The deferred gain is being recognized over the lease term.

     The lease is for a 20-year period with four 5-year options to extend. The lease obligation requires monthly minimum lease payments of approximately $16,000 with fixed annual step increases plus contingent rent based on 4% of annual sales in excess of $1,200,000 excluding gasoline sales and gaming revenue.

     During 1996, the Company sold a property to a third party which the Company leased back under a master lease agreement requiring monthly payments of $20,700 until the property reaches a certain level of occupancy. Management of the Company expects to reach that level of occupancy in June 1997. The Company has accounted for this transaction using the deposit method and accordingly has recognized no revenue or costs in connection with this sale. Cash received of

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

$773,000 has been recorded as a deposit liability and is included in tenant deposits and other liabilities in the accompanying 1996 combined balance sheet.

     Future minimum lease payments under lease obligations, excluding contingent rents are as follows at December 31, 1996 (in thousands):

                                                                      CAPITAL      OPERATING
                                                           TOTAL      PORTION       PORTION
                                                           ------     --------     ---------
    Year ending December 31:
      1997.............................................    $  322     $    236      $    86
      1998.............................................       323          235           88
      1999.............................................       323          234           89
      2000.............................................       308          217           91
      2001.............................................       247          154           93
      Thereafter.......................................     3,401        1,905        1,496
                                                           ------     --------      -------
              Total minimum payments...................    $4,924     $  2,981      $ 1,943
                                                           ======                   =======
    Amount representing interest (at rates ranging from                 (1,897)
      7.9% to 11.73%)..................................
                                                                      --------
    Net present value..................................               $  1,084
                                                                      ========

     Assets leased under capital leases consist of the following (in thousands):

                                                                          DECEMBER 31,
                                                                         ---------------
                                                                         1995      1996
                                                                         ----     ------
    Operating properties.............................................    $686     $  686
    Equipment........................................................      --        584
                                                                         ----     ------
                                                                          686      1,270
    Less accumulated amortization....................................      --       (116)
                                                                         ----     ------
                                                                         $686     $1,154
                                                                         ====     ======

     Amortization of assets held under capital leases is included with depreciation expense.

(12) SUBORDINATED DIVIDEND NOTES

     On December 31, 1994, the Board of Directors of Saxton declared a dividend of $1,300 per share on its 5,000 outstanding shares of common stock. In August 1996, the Board declared and, in September 1996, paid a dividend of approximately $0.165 per share for 9,580,020 outstanding shares of common stock at the date of declaration. These dividends were issued in order to distribute retained earnings through December 31, 1994 and the period from January 1, 1995 through September 30, 1995, respectively. These earnings had been taxed at the stockholders level due to the corporation's election to be taxed as an S corporation. These actions were taken in anticipation of and as a result of Saxton revoking its S corporation election on September 30, 1995. The September 1996 dividends were paid in cash and then loaned back to the Company as subordinated dividend notes. The 1994 dividends were paid through the issuance of subordinated dividend notes to the stockholders. These notes have 10-year terms and are, and will be, subordinate to all existing and future corporate and combined entity debt.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(13) RENTAL INCOME

     Operating properties are leased to tenants under various arrangements classified as operating leases. The leases provide for rent and reimbursement of various common area maintenance charges paid by the Company. Minimum future rentals (excluding percentage rents and renewal options) on noncancelable leases are as follows (in thousands):

                                                          DECEMBER 31,      MARCH 31,
                                                              1996            1997
                                                          ------------      ---------
                                                                            (UNAUDITED)
        Year ending December 31:
          1997.........................................     $  2,982         $ 2,672
          1998.........................................        2,838           2,512
          1999.........................................        2,701           2,369
          2000.........................................        2,626           2,289
          2001.........................................        2,252           2,036
          Thereafter...................................       10,520           8,851
                                                             -------         -------
                                                            $ 23,919         $20,729
                                                             =======         =======

     Approximately 24%, 23% and 22% for the years ended 1994, 1995 and 1996, respectively, and 23% and 26% for the three months ended March 31, 1996 and 1997, respectively (unaudited), of each year's rental revenue reflected in the accompanying combined financial statements is derived from one tenant.

(14) EMPLOYEE STOCK OWNERSHIP PLAN

     On December 31, 1994, the Company established a profit sharing plan (the Profit Sharing Plan) for its eligible employees. On December 29, 1995, the Company adopted an employee stock ownership plan (the "ESOP") and trust (the "ESOP Trust"). In connection with the merger of Saxton and JSI on December 31, 1995, the Profit Sharing Plan was merged into the ESOP and the assets of the trust established under the Profit Sharing Plan have been transferred to the ESOP Trust.

     An "employee stock ownership plan" (as defined in Section 407(d)(6) of ERISA and Section 4975(e)(7) of the Code) is designed to invest primarily in "qualifying employer securities." The account balances of participants in the Profit Sharing Plan transferred to the ESOP Trust have been invested by the ESOP Trust in the Company's common stock. Thereafter, the Company may make periodic contributions to the ESOP Trust out of its net profits in amounts determined by the Board of Directors, which contributions may be made in cash or in shares of the Company's common stock. Amounts contributed in cash will be used to purchase shares of the Company's common stock.

     Participants in the Profit Sharing Plan on December 31, 1995 were immediately eligible to participate in the ESOP. All other employees become eligible to participate in the ESOP on the date coinciding with or next following the date the employee completes one year of service with the Company. Contributions by the Company to the ESOP for the benefit of a participating employee vest over a seven-year period of participation in the ESOP and are held in trust until distributed pursuant to the terms of the ESOP. The Company made contributions to the Plan of $172,000, $172,000 and $0 for 1994, 1995 and 1996, respectively.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(15) STOCK OPTIONS

     In December 1994, the Company granted options to purchase an aggregate of 127,907 shares of common stock to various officers and other key employees under separate letter agreements. In 1995, options to purchase 23,497 shares lapsed without vesting upon certain employees' termination of employment with the Company. Options granted to one officer of the Company vested 20% on December 29, 1995, 30% on December 29, 1996 and 50% vests on December 29, 1997. The remaining options vest 20% per year on December 29 for five years beginning December 29, 1995. All options are exercisable from the date of vesting through December 28, 2004 at an exercise price of $6.10 per share. No options were granted in 1995 or 1996.

(16) INCOME TAXES

     Income tax expense in the statements of income includes the following amounts for the three-month period from October 1, 1995 to December 31, 1995 and for the year ended December 31, 1996 (in thousands):

                                                                     1995      1996
                                                                     ----     ------
        Federal:
          Current..................................................  $165     $2,573
          Deferred.................................................   (98)       (56)
                                                                     ----     ------
             Total.................................................  $ 67     $2,517
                                                                     ====     ======

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences at December 31, 1995 and 1996 are as follows (in thousands):

                                                                    1995       1996
                                                                   ------     ------
        Computed "expected" federal income tax expense...........  $1,257     $2,890
        Reduction in income taxes resulting from:
          Earnings prior to C corporation election...............    (640)        --
          Earnings of combined entities not subject to
             taxation............................................    (364)      (373)
          Deferred tax asset recognized upon change in tax
             status..............................................    (186)        --
                                                                   ------     ------
                                                                   $   67     $2,517
                                                                   ======     ======

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1995 and 1996 are as follows (in thousands):

                                                                       1995     1996
                                                                       ----     ----
        Deferred tax assets:
          Bad debt reserve...........................................  $ 68     $ 90
          Investment in related party................................    34       75
                                                                       ----     ----
             Total deferred tax assets...............................   102      165
                                                                       ----     ----
        Deferred tax liabilities:
          Depreciation/amortization..................................    (4)     (11)
                                                                       ----     ----
             Total deferred tax liabilities..........................    (4)     (11)
                                                                       ----     ----
        Net deferred tax assets......................................  $ 98     $154
                                                                       ====     ====

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

     The Company considers recording a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets which may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

     Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(17) REAL ESTATE PROPERTIES

     Schedule of real estate properties as of December 31, 1996:

                                                                                 COST CAPITALIZED     CAPITALIZED COST AT
                                                                INITIAL COST    SUBSEQUENT TO ACQ.      CLOSE OF PERIOD
                 DESCRIPTION                                   ---------------  ------------------  -----------------------
---------------------------------------------         ENCUM-           BLDGS &  IMPROVE-  CARRYING          BLDGS &          ACCUM.
                  PROPERTY                     TYPE   BRANCES   LAND   IMPROV.   MENTS     COSTS     LAND   IMPROV.  TOTAL   DEPR.
--------------------------------------------- ------  -------  ------  -------  --------  --------  ------  -------  ------  ------
  OPERATING PROPERTIES
Nellis Express Village....................... Retail   1,039      151    --         823        91      151     914    1,065    223
Levitz I..................................... Retail   8,013    1,694    --       4,419       568    1,694   4,987    6,681    746
Furniture Expo............................... Retail     385      714    --       1,473       203      714   1,676    2,390    249
Rain. & Char., C & E......................... Retail   1,340      308    --         989       120      308   1,109    1,417     28
Big Tyme..................................... Retail      --       --    --         644        60       --     704      704     19
Lev. Pad B (Woody's)......................... Retail      --      209    --         328        50      209     378      587     37
TS-MLK & Owens............................... Retail     915      148    --         758        84      148     842      990     53
Sahara Retail................................ Retail     500      205    --         342        51      205     393      598      7
Nellis and Stewart........................... Retail     344      269    --         224        46      269     270      539     --
Las Vegas Sun................................ Office   1,118      192    --         806        93      192     899    1,091    288
SI/Americana................................. Office   1,538      500    --       1,076       146      500   1,222    1,722    210
GSA.......................................... Office   1,195      447    --       1,173       150      447   1,323    1,770     82
Flamingo Point, Lot 4........................ Office     608      216    --         442        61      216     503      719     14
Sahara Vista Bldg. A......................... Office   4,116      842    --       2,844       342      842   3,186    4,028     59
Arcata Park.................................. Indus.     890      140    --         715        79      140     794      934    157
JCH Wire & Cable............................. Indus.   1,287      236    --       1,062       121      236   1,183    1,419     21
Diamondhead Apts............................. Resid.   2,024      189    --       1,544       161      189   1,705    1,894    304
                                                      ------   ------    --      ------     -----   ------  ------   ------  -----
    Subtotal.................................         25,312    6,460    --      19,662     2,426    6,460  22,088   28,548  2,497
  PROPERTIES IN DEVELOPMENT
Levitz Mineral Ave........................... Retail      --      577    --          81        --      577      81      658     --
Ali Baba & Wynn..............................   Land     768      521    --       1,050       137      521   1,187    1,708     --
Summit Hills................................. Resid.   2,106      114    --       2,897       205      114   3,102    3,216     --
Hillcrest.................................... Resid.   2,100      291    --         897        --      291     897    1,188     --
Sahara Vista Bldg. B......................... Office      --      837    --         152        --      837     152      989     --
Regency,Lot B & C............................   Land     557      752    --          35        --      752      35      787     --
Andrews......................................   Land     452      353    --         840         6      353     846    1,199     --
Rancho/Vegas.................................   Land      22       83    --          --        --       83      --       83     --
Northpark II.................................   Land      --      276    --         367        --      276     367      643     --
Other........................................                                                                   33       33     --
                                                      ------   ------    --      ------     -----   ------  ------   ------  -----
    Subtotal.................................          6,005    3,804    --       6,319       348    3,804   6,700   10,504     --
  LAND HELD FOR DEV & SALE
East II Retail...............................   Land     300      518    --          --        --      518      --      518     --
Silver Springs...............................   Land   2,700    1,056    --          --        --    1,056      --    1,056     --
Flamingo Point, Lot 6........................   Land     418      679    --          --        --      679      --      679     --
                                                      ------   ------    --      ------     -----   ------  ------   ------  -----
    Subtotal.................................          3,418    2,253    --          --        --    2,253      --    2,253     --
                                                      ------   ------    --      ------     -----   ------  ------   ------  -----
    TOTAL....................................         34,735   12,517    --      25,981     2,774   12,517  28,788   41,305  2,497
                                                      ======   ======    ==      ======     =====   ======  ======   ======  =====

                                                                           LIFE
                                                                         ON WHICH
                                                                         DEPR. IN
                 DESCRIPTION                                            LATEST INC.
---------------------------------------------  NET BOOK  DATE OF  DATE   STMT. IS
                  PROPERTY                      VALUE    CONSTR.  ACQ.   COMPUTED
---------------------------------------------  --------  -------  ----  -----------
  OPERATING PROPERTIES
Nellis Express Village.......................      842     1987   1986       40
Levitz I.....................................    5,935     1991   1990       40
Furniture Expo...............................    2,141     1992   1990       32
Rain. & Char., C & E.........................    1,389     1993   1993       40
Big Tyme.....................................      685     1995   1995       20
Lev. Pad B (Woody's).........................      550     1993   1990       34
TS-MLK & Owens...............................      937     1994   1987       40
Sahara Retail................................      591     1996   1995       32
Nellis and Stewart...........................      539     1996   1995       40
Las Vegas Sun................................      803     1987   1987       32
SI/Americana.................................    1,512     1991   1991       32
GSA..........................................    1,688     1994   1989       40
Flamingo Point, Lot 4........................      705     1995   1990       40
Sahara Vista Bldg. A.........................    3,969     1996   1989       40
Arcata Park..................................      777     1989   1987       40
JCH Wire & Cable.............................    1,398     1991   1995       32
Diamondhead Apts.............................    1,590     1988   1988       32
                                                ------
    Subtotal.................................   26,051
  PROPERTIES IN DEVELOPMENT
Levitz Mineral Ave...........................      658       --   1990       --
Ali Baba & Wynn..............................    1,708       --   1996       --
Summit Hills.................................    3,216       --   1995       --
Hillcrest....................................    1,188       --   1996       --
Sahara Vista Bldg. B.........................      989       --   1989       --
Regency,Lot B & C............................      787       --   1991       --
Andrews......................................    1,199       --   1990       --
Rancho/Vegas.................................       83       --   1988       --
Northpark II.................................      643       --   1996       --
Other........................................       33
                                                ------
    Subtotal.................................   10,504
  LAND HELD FOR DEV & SALE
East II Retail...............................      518       --   1996       --
Silver Springs...............................    1,056       --   1996       --
Flamingo Point, Lot 6........................      679       --   1990       --
                                                ------
    Subtotal.................................    2,253
                                                ------
    TOTAL....................................   38,808
                                                ======

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

     The following table reconciles the historical cost of properties from January 1, 1994 to December 31, 1996 (in thousands):

                                                                 DECEMBER 31,
                                                      ----------------------------------
                                                        1994         1995         1996
                                                      --------     --------     --------
    Balance at beginning of period..................  $ 26,495     $ 26,846     $ 33,961
    Additions during period:
      Acquisitions, improvements, etc...............     7,322       16,722       20,617
    Deductions during period:
      Cost of real estate sold......................    (6,971)      (9,607)     (13,273)
                                                      --------     --------     --------
    Balance at close of period......................  $ 26,846     $ 33,961     $ 41,305
                                                      ========     ========     ========

     The following table reconciles the accumulated depreciation on properties from January 1, 1994 to December 31, 1996 (in thousands):

                                                                   DECEMBER 31,
                                                          -------------------------------
                                                           1994        1995        1996
                                                          -------     -------     -------
    Balance at beginning of period......................  $ 2,102     $ 1,692     $ 1,995
    Additions during period:
      Depreciation for the year.........................      534         537         858
    Deductions during period:
      Cost of real estate sold..........................     (944)       (234)       (356)
                                                          --------    --------    --------
    Balance at close of period..........................  $ 1,692     $ 1,995     $ 2,497
                                                          ========    ========    ========

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, construction contracts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable and accrued expenses, tenant deposits and other liabilities and billings in excess of costs and estimated earnings on uncompleted contracts, approximate fair value because of the short maturity of these instruments.

  Due From Related Parties and Due from Tax Credit Partnerships

     Management has determined that it is not practicable to estimate the fair value of due from related parties and due from tax credit partnerships because of the difficulty in evaluating the timing of payments.

  Notes Receivable, Notes Payable and Notes Payable to Related Parties

     The fair value of the Company's notes receivable, notes payable and notes payable to related parties approximates their respective carrying values using a market discount rate of 10%.

  Subordinated Dividend Notes

     The fair value of the Company's subordinated dividend notes is estimated by discounting the future cash flows of the notes at 10%. The estimated fair market value of these notes at December 31, 1996 is $5,500,000.

                              SAXTON INCORPORATED
                             AND COMBINED ENTITIES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(19) COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's combined financial position, results of operations or liquidity.

     The Company and its two principal stockholders are guarantors on construction loans relating to the TCPs described in Note 4. Total construction loans payable for these TCPs was approximately $13,300,000 and $26,600,000 at December 31, 1995 and 1996, respectively, and $31,320,000 at March 31, 1997.

================================================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary....................   3
Risk Factors..........................   8
Use of Proceeds.......................  14
Dividend Policy.......................  15
The Reorganization....................  16
Dilution..............................  19
Capitalization........................  20
Selected Combined and Pro Forma
  Financial and Operating
  Information.........................  21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  23
Business..............................  32
Management............................  54
Certain Relationships and Related
  Transactions........................  60
Principal Stockholders................  63
Description of Capital Stock..........  64
Shares Eligible for Future Sale.......  66
Underwriting..........................  68
Legal Matters.........................  69
Experts...............................  69
Additional Information................  70
Index to Financial Statements......... F-1

                            ------------------------

  UNTIL JULY 19, 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
================================================================================
================================================================================

                                2,275,000 SHARES

                                 [SAXTON LOGO]

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS
                              --------------------
                         LADENBURG THALMANN & CO. INC.

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED


                                 June 24, 1997

================================================================================